PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-137850

9,572,327

SHARES OF

COMMON STOCK

This prospectus relates to the offer and sale of up to 9,572,327 shares of the common stock of MultiCell Technologies, Inc. (“MultiCell” or the “Company”), $0.01 par value per share, by Fusion Capital Fund II, LLC (“Fusion Capital”) from time to time. The prices at which Fusion Capital may sell the shares of our common stock will be determined by the prevailing market price for our common stock or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital under this prospectus.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over The Counter Bulletin Board Market under the symbol “MCET.OB”. On October 13, 2006, the last reported sale price of our common stock on the Over The Counter Bulletin Board Market was $0.39 per share.

Investing in our common stock involves significant risks. See “ Risk Factors” beginning on page 3 for a description of certain factors that you should consider before purchasing the shares offered in this prospectus.

Fusion Capital is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 25, 2006

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

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SUMMARY INFORMATION

The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this prospectus. At various places in this prospectus, we may make reference to the “company” or “us” or “we.” When we use those terms, unless the context otherwise requires, we mean MultiCell Technologies, Inc. and its subsidiaries.

About MultiCell Technologies, Inc.

MultiCell Technologies, Inc. was incorporated in Delaware on April 28, 1970 as Exten Ventures, Inc., and subsequently changed its name to Exten Industries, Inc. (“Exten”). MultiCell operates three subsidiaries, MCT Rhode Island Corp., Xenogenics Corporation (“Xenogenics”), and as of September 25, 2006, MultiCell holds approximately 67% of the outstanding shares (on an as if converted basis) of MultiCell Immunotherapeutics, Inc. (“MCTI”). Our principal offices are at 701 George Washington Highway, Lincoln, RI 02865. Our telephone number is (401) 333-0610.

Following the formation of MCTI in September 2005 and the recent in-licensing of drug candidates, the Company is pursuing research and development of therapeutics in addition to continuing to advance its cellular systems business. Historically, the Company has specialized in developing primary liver cell immortalization technologies to produce cell-based assay systems for use in drug discovery. The Company currently seeks to become an integrated biopharmaceutical company that will use its proprietary cell-based systems and immune system modulation technologies to discover, develop and commercialize new therapeutics itself and with strategic partners.

Our Therapeutic Programs. MultiCell is pursuing research and development targeting degenerative neurological diseases, including multiple sclerosis, or MS, metabolic and endocrinological disorders, including Type-1 diabetes, infectious diseases, including hepatitis, sepsis and influenza, and degenerative ocular diseases, including macular degeneration. MultiCell’s primary focus is on advancing MCT-125, which is a potential treatment for fatigue in patients diagnosed with MS, licensed in December 2005 from Amarin Corporation plc (“Amarin”). If funds are sufficient, MultiCell will additionally seek to advance its drug candidate for the treatment of relapse remitting MS (MCT-175), and its lead drug candidate for the treatment of Type-1 diabetes (MCT-275) plus one or more of our other therapeutics programs and technologies described in this prospectus.

Multiple Sclerosis Therapeutic Program. MS is an autoimmune disease in which immune cells attack and destroy the myelin sheath, causing brain and spinal cord nerves to cease to communicate properly with other parts of the body. Approximately 350,000 individuals have been diagnosed with MS in the United States and more than one million persons worldwide are afflicted with MS. Fatigue is the most common symptom in MS. Overall, greater than 75% of persons with MS report having fatigue, and 50% to 60% report it as the worst symptom of their disease. MultiCell has two MS drug candidates: MCT-125 (indicated for treatment for fatigue in patients diagnosed with MS) and MCT-175 (a treatment to slow the progression of relapsing-remitting MS.)

Type-1 Diabetes Therapeutic Program. Diabetes is the name given to disorders in which the body has trouble regulating its blood glucose, or blood sugar levels. There are two major types of diabetes: Type-1 and Type-2. Type-1 diabetes, also called juvenile diabetes or insulin-dependent diabetes, is a disorder of the body’s immune system. Roughly 5%-15% of all cases of diabetes are Type-1 diabetes. It is the most common metabolic disease of childhood, with a yearly incidence of 15 cases per 100,000 people younger than 18 years. Approximately 1 million Americans have Type-1 diabetes, and physicians diagnose 10,000 new cases every year. MultiCell’s diabetes drug candidate MCT-275 is indicated for the treatment of Type-1 diabetes.

The Offering

Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 9,572,327 shares of our common stock hereto. On May 3, 2006, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $8 million from time to time over a 25 month period. We have authorized up to 8,000,000 shares of our common stock for sale to Fusion Capital under the agreement. As of September 21, 2006, there were 37,092,519 shares outstanding, including the 1,572,327 shares of our common stock that was received by Fusion Capital as a commitment fee and offered pursuant to this prospectus, but excluding the 8,000,000 shares offered by Fusion Capital pursuant to this prospectus, which it has not yet purchased from us. If all of the shares offered by this prospectus were issued and outstanding as of September 21, 2006, the number of shares offering in this prospectus would represent approximately 20.8% of the total common stock outstanding on that date. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement.

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital will retain the original 1,572,327 shares of common stock and return the warrant to the Company. The 1,572,327 shares were issued to Fusion in reliance upon the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended.

We do not have the right to commence any sales of our shares to Fusion Capital until the Securities & Exchange Commission has declared effective the registration statement of which this prospectus is a part of. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, we generally have the right, but not the obligation, from time to time to sell our shares to Fusion Capital in amounts between $50,000 and $1 million, depending on certain conditions. We commenced the first sale of our shares to Fusion Capital on or about October 25, 2006. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. The agreement may be terminated by us at any time at our discretion without any cost to us.

Use of Proceeds

We will not realize any of the proceeds from the sale of the shares offered by Fusion Capital. However, we may receive up to $8.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Pursuant to the Subscription Agreement for our Series B Convertible Preferred Shares with Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P., Asset Managers International Ltd. and Pentagon Special Purpose Fund Ltd., collectively, the Series B Purchasers, if we obtain any proceeds from the sale of our common stock to Fusion Capital, the Series B Purchasers may require us to use 25% of the proceeds received by us under the Fusion Capital common stock purchase agreement to repurchase and redeem the Series B Purchaser’s Series B Shares or the Common Stock that the Series B Preferred Shares converted into, as determined in the discretion of such Series B Purchaser. All the Series B Purchasers have exercised this right for redemption of their Series B Convertible Preferred Stock using the proceeds to be received by us under the Fusion Capital common stock purchase agreement. See “Use of Proceeds”.

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FORWARD-LOOKING STATEMENTS

Except for historical information, the information contained in this prospectus and in our reports filed with the Securities and Exchange Commission are “forward-looking” statements about our expected future business and financial performance within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled “Risk Factors” specifically address some of the factors that may affect our future operating results and financial performance.

RISK FACTORS

The shares of our common stock being offered for sale are highly speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase these shares. Before purchasing any of these shares, you should carefully consider the following factors relating to our business and prospects. You should also understand that this prospectus contains “forward-looking statements.” These statements appear throughout this prospectus and include statements as to our intent, belief or current expectations or projections with respect to our future operations, performance or position. Such forward-looking statements are not guarantees of future events and involve risks and uncertainties. Actual events and results, including the results of our operations, could differ materially from those anticipated by such forward-looking statements as a result of various factors, including those set forth below and elsewhere in this prospectus.

Our drug candidates and cellular systems technologies are in the early stages of clinical testing and we have a history of significant losses and may not achieve or sustain profitability.

Our drug candidates are in the early stages of clinical testing and we must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of our drugs. Similarly, some of our cellular systems technologies are in early stages of development and require further development before they may be commercially viable. We have incurred a substantial accumulated deficit since our inception in 1970. As of August 31, 2006, our accumulated deficit was $30,575,123. Our losses have primarily resulted from significant costs associated with the research and development relating to our cellular systems technologies and other operating costs. We expect to incur increasing losses for at least several years, as we continue our research activities and conduct development of, and seek regulatory approvals for, our drug candidates, and commercialize any approved drugs and as we continue to advance our cellular systems technologies business. If our drug candidates fail in clinical trials or do not gain regulatory approval, or if our drugs and cellular systems technologies do not achieve market acceptance, we will not achieve or maintain profitability. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the financial statements for the year ended November 30, 2005, relative to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Due to our financial condition at August 31, 2006, we do not believe that our existing funds and existing sources of funds (royalties and grant income) are sufficient to allow the Company to continue our operations without making adjustments to our current programs beyond October 31, 2006. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will require additional financing to sustain our operations and without it we will not be able to continue operations.

At August 31, 2006 we had an accumulated deficit of $30,575,123. The report of our Independent Registered Public Accountants for the year ended November 30, 2005, includes an explanatory paragraph to their audit opinion, stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We have a net loss of $2,972,880 for the nine months ended August 31, 2006, and for the year ended November 30, 2005, a net loss of $5,682,947. Due to our financial condition at August 31, 2006, we do not believe that our existing funds and existing sources of funds (royalties and grant income) are sufficient to allow the Company to continue our operations without making adjustments to our current programs beyond October 31, 2006.

We only have the right to sell up to $50,000 of our common stock to Fusion Capital every three business days under the common stock purchase agreement with Fusion Capital, unless our stock price equals or exceeds $0.50 per share, in which case the amount that we may sell to Fusion under the common stock purchase agreement may be increased under certain conditions as the price of our common stock increases. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price in the common stock purchase agreement would be less than $0.20. In particular, Fusion Capital shall not have the right, nor the obligation, to purchase any shares of our common stock on any trading day that the market price of our common stock is less than $0.20. Since we registered 8,000,000 shares for sale by Fusion Capital pursuant to this prospectus, the selling price of our common stock to Fusion Capital will have to average at least $1.00 per share for us to receive the maximum proceeds of $8 million. Assuming a purchase price of

$0.43 per share (the closing sale price of our common stock on September 29, 2006) and the purchase by Fusion Capital of the full 8,000,000 shares under the common stock purchase agreement, proceeds to us would only be $3,440,000.

The extent to which we rely on Fusion Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure capital from other sources. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price in the common stock purchase agreement would be less than $0.20. In particular, Fusion Capital shall not have the right, nor the obligation, to purchase any shares of our common stock on any trading day that the market price of our common stock is less than $0.20. If obtaining sufficient financing from Fusion Capital were to prove impossible or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our capital needs. Even if we are able to access the full $8 million under the common stock purchase agreement with Fusion Capital, we will still require additional capital to implement our business, operating and development plans and fund the costs of our operations.

If we fail to raise capital when needed, our business will be negatively affected, which could cause the price of our common stock to decline. If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, or obtain funds by entering into more arrangements with collaborative partners or others that may require us to relinquish rights to certain of our specific therapeutic programs or technologies that we would not otherwise relinquish. In the event we are unable to obtain additional financing on acceptable terms, we may not have the financial resources to continue research and development of any of our other therapeutic programs and we could be forced to curtail or cease our operations. Due to our financial condition at August 31, 2006, we do not believe that our existing funds and existing sources of funds (royalties and grant income) are sufficient to allow the Company to continue our operations without making adjustments to our current programs beyond October 31, 2006.

Our current capital structure and rights granted to current stockholders may make it more difficult for us to sell debt, equity or equity-related securities in the future at a time and at a price that we would find acceptable.

As of September 21, 2006, the Company has 37,092,519 shares of Common Stock issued and outstanding and outstanding securities (other than its stock options issued pursuant to the company’s stock option plans) exercisable or exchangeable for, or convertible into 34,775,372 shares of our Common Stock. This includes 24,582,872 shares that may be issued pursuant to outstanding warrants, up to 4,880,000 shares that may be issued pursuant to the conversion of 12,200 shares of our Series I preferred stock outstanding and up to 5,312,500 shares that may be issued pursuant to the conversion of 17,000 shares of our Series B preferred stock outstanding. The conversion of both these preferred stock are subject to certain limits. In addition, pursuant to the Subscription Agreement for our Series B preferred stock, until the earlier of two (2) years after July 14, 2006, or the date upon which all of our Series B preferred stock have been converted into Common Stock, the Series B stockholders have a right of first refusal on any financing in which we are the issuer of debt or equity securities. If we raise debt or equity financing during this right of first refusal period, and our Common Stock is trading below the conversion price of our Series B preferred stock at the time of such financing, and the Series B stockholders do not exercise their right of first refusal, then we shall, at the option of any Series B stockholder, use 25% of the net proceeds from such financing to redeem the requesting Series B stockholders’ shares of Series B preferred stock or Common Stock into which the Series B preferred stock is converted. The number of securities that we have outstanding and the right of first refusal and redemption rights that we have granted to our existing shareholders may make it more difficult for us to sell debt, equity or equity-related securities in the future at a time and at a price that we would find acceptable.

Our new business strategy of focusing on our therapeutic programs and technologies makes evaluation of our business prospects difficult.

Our new business strategy of focusing on therapeutic programs and technologies is unproven. Because of this recent strategic shift in focus, we cannot accurately predict our product development success. Moreover, we have limited experience developing therapeutics and we cannot be sure that any product that we develop will be commercially successful. As a result of these factors, it is difficult to predict and evaluate our future business prospects.

If we fail to enter into and maintain successful strategic alliances and relationships for certain of our therapeutic products or drug candidates, we may have to reduce or delay our drug candidate development or increase our expenditures.

Our strategy for developing, manufacturing and commercializing certain of our therapeutic products or drug candidates involves entering into and successfully maintaining strategic alliances and relationships with pharmaceutical companies or other industry participants to advance our programs and reduce our expenditures on each program. However, we may not be able to maintain our current strategic alliances or negotiate additional strategic alliances on acceptable terms, if at all. If we are not able to maintain our existing strategic alliances or establish and maintain additional strategic alliances, we may have to limit the size or scope of, or delay, one or more of our drug development programs or research programs or undertake and fund these programs ourselves or otherwise reevaluate or exit a particular business. To the extent that we are required to increase our expenditures to fund research and development programs or our therapeutic programs or cellular systems technologies on our own, we will need to obtain additional capital, which may not be available on acceptable terms, or at all.

For example, if we cannot perform our obligations under our Worldwide Exclusive License Agreement, as amended, with Amarin Neuroscience, we will lose our rights to MCT-125 and our ability to develop a potential treatment for fatigue in patients diagnosed with MS will be materially harmed. Specifically, if we are unable to make the required milestone payment, Amarin Neuroscience will have the right to terminate the Worldwide Exclusive License Agreement for breach. This $400,000 milestone payment was originally due on October 31, 2006. The Company and Amarin Neuroscience have verbally agreed on October 17, 2006, subject to final documentation, that $100,000 of this milestone payment shall be paid on October 31, 2006, and $300,000 of this milestone payment shall be deferred until December 15, 2006. Our agreement with Amarin Neuroscience is critical to our research and product development efforts for MCT-125. Any such termination by Amarin Neuroscience will negatively impact our results of operations and harm our business.

We have never generated, and may never generate, revenues from commercial sales of our drug and/or therapeutic candidates and we may not have drugs and/or therapeutic products to market for at least several years, if ever.

We currently have no drugs and/or therapeutic products for sale and we cannot guarantee that we will ever have marketable drugs and/or therapeutic products. We must demonstrate that our drug and/or therapeutic products candidates satisfy rigorous standards of safety and efficacy to the Food and Drug Administration, or FDA, and other regulatory authorities in the United States and abroad. We and our partners will need to conduct significant additional research and preclinical and clinical testing before we or our partners can file applications with the FDA or other regulatory authorities for approval of our drug candidates and/or therapeutic products. In addition, to compete effectively, our drugs and/or therapeutic products must be easy to use, cost-effective and economical to manufacture on a commercial scale, compared to other therapies available for the treatment of the same conditions. We may not achieve any of these objectives. We cannot be certain that the clinical development of our drug candidates in preclinical testing or clinical development will be successful, that they will receive the regulatory approvals required to commercialize them, or that any of our other research programs will yield a drug candidate suitable for entry into clinical trials. We do not expect any of our drug and/or therapeutic products candidates to be commercially available for several years, if at all. The development of one or more of these drug candidates may be discontinued at any stage of our clinical trials programs and we may not generate revenue from any of drug candidates.

Clinical trials may fail to demonstrate the desired safety and efficacy of our drug and/or therapeutic candidates, which could prevent or significantly delay completion of clinical development and regulatory approval.

Prior to receiving approval to commercialize any of our drug and/or therapeutic candidates, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and abroad, that such drug candidate is both sufficiently safe and effective. Before we can commence clinical trials, we must demonstrate through preclinical studies satisfactory product chemistry, formulation, stability and toxicity levels in order to file an investigational new drug application, or IND, (or the foreign equivalent of an IND) to commence clinical trials. In clinical trials we will need to demonstrate efficacy for the treatment of specific indications and monitor safety throughout the clinical development process. Long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our drug and/or therapeutic candidates, and satisfactory chemistry, formulation, stability and toxicity levels have not yet been demonstrated for our drug candidates or compounds that are currently the subject of preclinical studies. If our preclinical studies, clinical trials or future clinical trials are unsuccessful, our business and reputation will be harmed. All of our drug and/or therapeutic candidates are prone to the risks of failure inherent in drug development. Preclinical studies may not yield results that would satisfactorily support the filing of an IND or comparable regulatory filing abroad with respect to our drug candidates, and, even if these applications would be or have been filed with respect to our drug and/or therapeutic candidates, the results of preclinical studies do not necessarily predict the results of clinical trials. Similarly, early-stage clinical trials do not predict the results of later-stage clinical trials, including the safety and efficacy profiles of any particular drug and/or therapeutic candidate. In addition, there can be no assurance that the design of our clinical trials is focused on appropriate disease types, patient populations, dosing regimens or other variables which will result in obtaining the desired efficacy data to support regulatory approval to commercialize the drug and/or therapeutic. Even if we believe the data collected from clinical trials of our drug and/or therapeutic candidates are promising, such data may not be sufficient to support approval by the FDA or any other United States or foreign regulatory authority. Preclinical and clinical data can be interpreted in different ways. Accordingly, FDA officials or officials from foreign regulatory authorities could interpret the data in different ways than we or our partners do, which could delay, limit or prevent regulatory approval. Administering any of our drug candidates and/or therapeutic products, or potential drug candidates that are the subject of preclinical studies to animals may produce undesirable side effects, also known as adverse effects. Toxicities and adverse effects that we have observed in preclinical studies for some compounds in a particular research and development program may occur in preclinical studies or clinical trials of other compounds from the same program. Such toxicities or adverse effects could delay or prevent the filing of an IND or comparable regulatory filing abroad with respect to such drug candidates or potential drug candidates or cause us to cease clinical trials with respect to any drug candidate. In clinical trials, administering any of our drug candidates to humans may produce adverse effects. These adverse effects could interrupt, delay or halt clinical trials of our drug candidates and could result in the FDA or other regulatory authorities denying approval of our drug candidates for any or all targeted indications. The FDA, other regulatory authorities, our partners or we may suspend or terminate clinical trials at any time. Even if one or more of our drug candidates were approved for sale, the occurrence of even a limited number of toxicities or adverse effects when used in large populations may cause the FDA to impose restrictions on, or prevent, the further marketing of such drugs. Indications of potential adverse effects or toxicities which may occur in clinical trials and which we believe are not significant during the course of such trials may later turn out to actually constitute serious adverse effects or toxicities when a drug has been used in large populations or for extended periods of time. Any failure or significant delay in completing preclinical studies or clinical trials for our drug candidates, or in receiving and maintaining regulatory approval for the sale of any drugs resulting from our drug candidates, may severely harm our reputation and business.

Clinical trials are expensive, time consuming and subject to delay.

Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous requirements. The clinical trial process is also time consuming. According to industry sources, the entire drug development and testing process takes on average 12 to 15 years. According to industry studies, the fully capitalized resource cost of new drug development averages approximately $800 million; however, individual trials and individual drug candidates may incur a range of costs above or below this average. We estimate that clinical trials of our most advanced drug candidates will continue for several years, but may take significantly longer to complete. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including, but not limited to:

•	delays in obtaining regulatory approvals to commence a clinical trial;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment, including as a result of the introduction of alternative therapies or drugs by others;

•	lack of effectiveness during clinical trials;

•	unforeseen safety issues;

•	adequate supply of clinical trial material;

•	uncertain dosing issues;

•	introduction of new therapies or changes in standards of practice or regulatory guidance that render our clinical trial endpoints or the targeting of our proposed indications obsolete;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Significant delays in clinical trials will impede our ability to commercialize our drug candidates and generate revenue and could significantly increase our development costs, any of which could significantly and negatively impact our results of operations and harm our business.

research and development programs or our therapeutic programs or cellular systems technologies on our own, we will need to obtain additional capital, which may not be available on acceptable terms, or at all.

Our proprietary rights may not adequately protect our technologies and drug candidates.

Our commercial success will depend in part on our obtaining and maintaining patent protection and trade secret protection of our technologies and drug candidates as well as successfully defending these patents against third-party challenges. We will only be able to protect our technologies and drug candidates from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•	our issued patents and issued patents of our licensors may not provide a basis for commercially viable pharmaceuticals, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and

•	we may not develop additional proprietary technologies or drug candidates that are patentable.

We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our or our strategic partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, if our competitors independently develop equivalent knowledge, methods and know-how, it will be more difficult for us to enforce our rights and our business could be harmed. If we are not able to defend the patent or trade secret protection position of our technologies and drug candidates, then we will not be able to exclude competitors from developing or marketing competing therapies, and we may not generate enough revenue from product sales to justify the cost of development of our therapies and to achieve or maintain profitability.

If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize therapies depends on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the areas that we are exploring. In addition, because patent applications can take several years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our drug candidates may infringe. There could also be existing patents of which we are not aware that our drug candidates and products may inadvertently infringe. Future products of ours may be impacted by patents of companies engaged in competitive programs with significantly greater resources. Further development of these products could be impacted by these patents and result in the expenditure of significant legal fees. If a third party claims that our actions infringe on their patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including, but not limited to:

•	infringement and other intellectual property claims that, with or without merit, can be costly and time consuming to litigate and can delay the regulatory approval process and divert management’s attention from our core business strategy;

•	substantial damages for past infringement which we may have to pay if a court determines that our drugs or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our drugs or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do; and

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights.

We may become involved in disputes with our strategic partners over intellectual property ownership, and publications by our research collaborators and scientific advisors could impair our ability to obtain patent protection or protect our proprietary information, which, in either case, would have a significant impact on our business.

Inventions discovered under our strategic alliance agreements become jointly owned by our strategic partners and us in some cases, and the exclusive property of one of us in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention, or whether it is jointly owned, and disputes could arise regarding ownership of those inventions. These disputes could be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on our business if we were not able to protect or license rights to these inventions. In addition, our research collaborators and scientific advisors have contractual rights to publish our data and other proprietary information, subject to our prior review. Publications by our research collaborators and scientific advisors containing such information, either with our permission or in contravention of the terms of their agreements with us, may impair our ability to obtain patent protection or protect our proprietary information, which could significantly harm our business.

To the extent we elect to fund the development of a drug candidate or the commercialization of a therapy at our expense, we will need substantial additional funding.

The discovery, development and commercialization of ethical pharmaceuticals is costly. As a result, to the extent we elect to fund the development of a drug candidate or the commercialization of a drug at our expense, we will need to raise additional capital to:

•	expand our research and development and technologies;

•	fund clinical trials and seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	implement additional internal systems and infrastructure;

•	maintain, defend and expand the scope of our intellectual property; and

•	hire and support additional management and scientific personnel.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs associated with establishing manufacturing and commercialization capabilities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of acquiring or investing in businesses, products and technologies;

•	the effect of competing technological and market developments; and

•	the payment and other terms and timing of any strategic alliance, licensing or other arrangements that we may establish.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings and strategic alliances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or future commercialization initiatives.

We have limited capacity to carry out our own clinical trials in connection with the development of our drug candidates and potential drug candidates, and to the extent we elect to develop a drug candidate without a strategic partner we will need to expand our development capacity, and we will require additional funding.

The development of drug candidates is complicated, and requires resources and experience for which we currently have limited resources. To the extent we conduct clinical trials for a drug candidate without support from a strategic partner we will need to develop additional skills, technical expertise and resources necessary to carry out such development efforts on our own or through the use of other third parties, such as contract research organizations, or CROs.

If we utilize CROs, we will not have control over many aspects of their activities, and will not be able to fully control the amount or timing of resources that they devote to our programs. These third parties also may not assign as high a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves, and therefore may not complete their respective activities on schedule. CROs may also have relationships with our competitors and potential competitors, and may prioritize those relationships ahead of their relationships with us. Typically we would prefer to qualify more than one vendor for each function performed outside of our control, which could be time consuming and costly. The failure of CROs to carry out development efforts on our behalf according to our requirements and FDA or other regulatory agencies’ standards, or our failure to properly coordinate and manage such efforts, could increase the cost of our operations and delay or prevent the development, approval and commercialization of our drug candidates.

If we fail to develop additional skills, technical expertise and resources necessary to carry out the development of our drug candidates, or if we fail to effectively manage our CROs carrying out such development, the commercialization of our drug candidates will be delayed or prevented.

We currently have no marketing or sales staff, and if we are unable to enter into or maintain strategic alliances with marketing partners or if we are unable to develop our own sales and marketing capabilities, we may not be successful in commercializing our potential drugs or therapeutic products.

We currently have no internal sales, marketing or distribution capabilities. To commercialize our products or drugs that we determine not to market on our own, we will depend on strategic alliances with third parties, which have established distribution systems and direct sales forces. If we are unable to enter into such arrangements on acceptable terms, we may not be able to successfully commercialize such products or drugs. If we decide to commercialize products or drugs on our own, we will need to establish our own specialized sales force and marketing organization with technical expertise and with supporting distribution capabilities. Developing such an organization is expensive and time consuming and could delay a product launch. In addition, we may not be able to develop this capacity efficiently, or at all, which could make us unable to commercialize our products and drugs.

To the extent that we are not successful in commercializing any products or drugs ourselves or through a strategic alliance, our product revenues will suffer, we will incur significant additional losses and the price of our common stock will be negatively affected.

We have no manufacturing capacity and depend on our partners or contract manufacturers to produce our products and clinical trial drug supplies for each of our drug candidates and potential drug candidates, and anticipate continued reliance on contract manufacturers for the development and commercialization of our potential products and drugs.

We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates or potential drug candidates that are under development. We have no experience in drug formulation or manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates on a clinical or commercial scale. We anticipate reliance on a limited number of contract manufacturers. Any performance failure on the part of our contract manufacturers could delay clinical development or regulatory approval of our drug candidates or commercialization of our drugs, producing additional losses and depriving us of potential product revenues.

Our products and drug candidates require precise, high quality manufacturing. Our failure or our contract manufacturer’s failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency and other regulatory agencies to ensure strict compliance with current good manufacturing practices and other applicable government regulations and corresponding foreign standards; however, we do not have control over contract manufacturers’ compliance with these regulations and standards. If one of our contract manufacturers fails to maintain compliance, the production of our drug candidates could be interrupted, resulting in delays, additional costs and potentially lost revenues. Additionally, our contract manufacturer must pass a preapproval inspection before we can obtain marketing approval for any of our drug candidates in development.

If the FDA or other regulatory agencies approve any of our products or our drug candidates for commercial sale, we will need to manufacture them in larger quantities. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product or drug candidate, the regulatory approval or commercial launch of any related products or drugs may be delayed or there may be a shortage in supply. Even if any contract manufacturer makes improvements in the manufacturing process for our products and drug candidates, we may not own, or may have to share, the intellectual property rights to such improvements.

In addition, our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products and drug candidates. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace such contract manufacturer in a timely manner and the production of our products or drug candidates would be interrupted, resulting in delays and additional costs.

Switching manufacturers may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer prior to manufacturing our products or drug candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drug candidates after receipt of FDA approval. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all.

We expect to expand our development, clinical research and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those drug candidates that we elect to develop or commercialize independently or together with a partner. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

The failure to attract and retain skilled personnel could impair our drug development and commercialization efforts.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel. The employment of these individuals and our other personnel is terminable at will with short or no notice. The loss of the services of any member of our senior management, scientific or technical staff may significantly delay or prevent the achievement of drug development and other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, and could have a material adverse effect on our business, operating results and financial condition. We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us. In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. Our inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our products and drug candidates and commercialization of our products and potential drugs and growth of our business.

We are subject to a variety of general business risks.

We are subject to the risks inherent in the ownership and operation of a research and development biotechnology venture such as regulatory setbacks and delays, fluctuations in expenses, competition from other biotechnology ventures and pharmaceutical companies, the general strength of regional and national economies, and governmental regulation. The Company’s products may fail to advance due to inadequate therapeutic efficacy, adverse effects, inability to finance clinical trials or other regulatory or commercial setbacks. Because certain costs of the Company will not generally decrease with decreases in financing capital or revenues, the cost of operating the Company may exceed the income of the Company. No assurance can be given that the Company will be profitable or will be able to generate sufficient working capital.

Risks Related to Our Industry

Our competitors may develop products and drugs that are less expensive, safer, or more effective, which may diminish or eliminate the commercial success of any drugs that we may commercialize.

We compete with companies that are also developing alternative products and drug candidates. Our competitors may:

•	develop products and drug candidates and market products and drugs that are less expensive or more effective than our future drugs;

•	commercialize competing products and drugs before we or our partners can launch any products and drugs developed from our drug candidates;

•	obtain proprietary rights that could prevent us from commercializing our products;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances;

•	take advantage of acquisition or other opportunities more readily than we can;

•	develop products and drug candidates and market products and drugs that increase the levels of safety or efficacy or alter other product and drug candidate profile aspects that our products and drug candidates need to show in order to obtain regulatory approval; and

•	introduce technologies or market products and drugs that render the market opportunity for our potential products and drugs obsolete.

We will compete for market share against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new products and drug candidates that will compete with ours, as these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do. Our competitors may also have significantly greater experience in:

•	developing products and drug candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals;

•	formulating and manufacturing; and

•	launching, marketing and selling products and drugs.

If our competitors market products and drugs that are less expensive, safer or more efficacious than our potential products and drugs, or that reach the market sooner than our potential products and drugs, we may not achieve commercial success. In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

The regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our products and drug candidates.

The research, testing, manufacturing, selling and marketing of drug candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We may not market our potential drugs in the United States until we receive approval of an NDA from the FDA. Obtaining an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with the FDA and other applicable foreign and United States regulatory requirements may subject us to administrative or judicially imposed sanctions. These include warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NDAs, or supplements to approved NDAs.

Regulatory approval of an NDA or NDA supplement is never guaranteed, and the approval process typically takes several years and is extremely expensive. The FDA also has substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical testing and clinical trials. The number and focus of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including:

•	a drug candidate may not be safe or effective;

•	FDA officials may not find the data from preclinical testing and clinical trials sufficient;

•	the FDA might not approve our or our contract manufacturer’s processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

The use of immortalized hepatocytes for drug discovery purposes does not require FDA approval.

The Sybiol® synthetic bio-liver device will be classified as a “biologic” regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of human immortalized liver cells for this application will also be regulated by the FDA. We have not yet begun the regulatory approval process for our Sybiol® biosynthetic liver device with the FDA. We may, when adequate funding and resources are available, begin the approval process. If we are able to validate the device design, then we currently plan to find a partner to take the project forward. Before human studies may begin, the cells provided for the system will be subjected to the same scrutiny as the Sybiol device. We will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same Good Manufacturing Practice (“GMP”) standards as those pertaining to a pharmaceutical company.

If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize our potential drugs.

Any regulatory approvals that we or our partners receive for our drug candidates may also be subject to limitations on the indicated uses for which the drug may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, if the FDA approves any of our drug candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for the drug will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the drug, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

If physicians and patients do not accept our drugs, we may be unable to generate significant revenue, if any.

Even if our drug candidates obtain regulatory approval, resulting drugs, if any, may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Even if the clinical safety and efficacy of drugs developed from our drug candidates are established for purposes of approval, physicians may elect not to recommend these drugs for a variety of reasons including, but not limited to:

•	timing of market introduction of competitive drugs;

•	clinical safety and efficacy of alternative drugs or treatments;

•	cost-effectiveness;

•	availability of reimbursement from health maintenance organizations and other third-party payors;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	other potential disadvantages relative to alternative treatment methods; and

•	insufficient marketing and distribution support.

If our drugs fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

The coverage and reimbursement status of newly approved drugs is uncertain and failure to obtain adequate coverage and reimbursement could limit our ability to market any drugs we may develop and decrease our ability to generate revenue.

There is significant uncertainty related to the coverage and reimbursement of newly approved drugs. The commercial success of our potential drugs in both domestic and international markets is substantially dependent on whether third-party coverage and reimbursement is available for the ordering of our potential drugs by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs, and, as a result, they may not cover or provide adequate payment for our potential drugs. They may not view our potential drugs as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our potential drugs to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce healthcare costs or reform government healthcare programs could result in lower prices or rejection of coverage for our potential drugs. Changes in coverage and reimbursement policies or healthcare cost containment initiatives that limit or restrict reimbursement for our drugs may cause our revenue to decline.

We may be subject to costly product liability claims and may not be able to obtain adequate insurance.

If we conduct clinical trials in humans, we face the risk that the use of our drug candidates will result in adverse effects. We cannot predict the possible harms or side effects that may result from our clinical trials. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

In addition, once we have commercially launched drugs based on our drug candidates, we will face exposure to product liability claims. This risk exists even with respect to those drugs that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties that we have agreed to indemnify could incur liability. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of the affected product as well as our other potential drugs. Moreover, product recalls may be issued at our discretion or at the direction of the FDA, other governmental agencies or other companies having regulatory control for drug sales. If product recalls occur, such recalls are generally expensive and often have an adverse effect on the image of the drugs being recalled as well as the reputation of the drug’s developer or manufacturer.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from those materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts.

In addition, our partners may use hazardous materials in connection with our strategic alliances. To our knowledge, their work is performed in accordance with applicable biosafety regulations. In the event of a lawsuit or investigation, however, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, we may be required to indemnify our partners against all damages and other liabilities arising out of our development activities or drugs produced in connection with these strategic alliances.

Risks Related To This Offering And To Our Common Stock

We have issued a large number of securities convertible into our common stock and the registration and sale of these securities could cause the price of our common stock to decline.

As of September 21, 2006, the Company has outstanding securities (other than its stock options issued pursuant to the company’s stock option plans) exercisable or exchangeable for, or convertible into, 34,775,372 shares of our Common Stock. This includes 24,582,872 shares that may be issued pursuant to outstanding warrants, up to 4,880,000 shares that may be issued pursuant to the conversion of 12,200 shares of our Series I preferred stock outstanding and up to 5,312,500 shares that may be issued pursuant to the conversion of 17,000 shares of our Series B preferred stock outstanding. The conversion of both these preferred stock are subject to certain limits. The Company has filed registration statements on Form SB-2 to register 32,803,046 shares of our common stock that these convertible securities are convertible or exercisable into, plus an additional 685,714 shares to be issued pursuant to the separation agreement with Mr. Cataldo and 8,233, 513 shares of our common stock already outstanding, in addition to the shares described in this prospectus. None of these registration statements are currently effective. Upon effectiveness of these registration statements, all shares registered under them, if resold to non-affiliated parties of the Company, are freely tradable. Depending on market liquidity at the time, a sale of shares under these registration statements could cause the trading price of our common stock to decline or become more volatile.

The sale of our common stock to Fusion Capital will cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

The sale price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the market price of our common stock. All shares in this offering, if resold to non-affiliated parties of the Company, are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us pursuant to the common stock purchase agreement at any time. We expect that the shares offered by this prospectus will be sold over a period of up to 25 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. Furthermore, potential dilutive effects of future sales of shares of common stock by stockholders and by the Company, including Fusion Capital pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

The shares of common stock issuable upon conversion of our Series B Preferred Stock and upon exercise of warrants to purchase common stock will cause dilution and the sale of such shares acquired by such investors could cause the price of our common stock to decline.

On July 14, 2006, we completed a Series B financing pursuant to which we issued shares of our Series B preferred stock and warrants to purchase up to 10,500,000 shares of common stock. The shares and warrants were issued to Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P., Asset Managers International Ltd. and Pentagon Special Purpose Fund Ltd. A total of 17,000 Series B shares were sold at a price of $100 per share. The Series B shares are convertible at any time into common stock at a conversion price determined by dividing the purchase price per share of $100 by the conversion price per share, initially $0.32. The conversion price is subject to weighted average price-based anti-dilution adjustments, subject to certain exceptions. The conversion of the Series B preferred stock is limited for each Series B investor to a number of shares such that the beneficial ownership of such investor shall not be greater than 9.99% of our common stock outstanding on the date of conversion. We are obligated to file a registration statement covering the resale of the shares issuable upon conversion of the Series B preferred stock and the shares issuable upon warrants issued in connection with Series B financing within 45 days of closing of the Series B financing. Commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of the Wall Street Journal Prime Rate plus 1%, or 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to eighty-five percent (85%) of the otherwise applicable conversion price. This registration was initially filed on August 28, 2006, and has not been declared effective. After such registration statement is effective, the investors in our Series B financing may sell none, some or all of the shares of common stock purchased from us pursuant to the Series B purchase agreement at any time. Depending upon market liquidity at the time, a sale of shares under such prospectus at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. Furthermore, potential dilutive effects of future sales of shares of common stock by stockholders and by the Company, including the Series B investors and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above your investment price.

The market price of our common stock, as well as the market prices of securities of companies in the life sciences and biotechnology sectors generally, have been highly volatile and are likely to continue to be highly volatile. While the reasons for the volatility of the market price of our common stock and its trading volume are sometimes unknown, in general the market price of our common stock may be significantly impacted by many factors, including, but not limited to:

•	the viability of our company as a going concern;

•	the thin trading volume of our common stock;

•	results from, and any delays in, the clinical trials programs for our products and drug candidates;

•	delays in or discontinuation of the development of any of our products and drug candidates;

•	failure or delays in entering additional drug candidates into clinical trials;

•	failure or discontinuation of any of our research programs;

•	delays or other developments in establishing new strategic alliances;

•	announcements concerning our existing or future strategic alliances;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	the exercise of outstanding options and warrants, the conversion of outstanding Series I convertible preferred stock and the issuance of additional options, warrants, preferred stock and convertible debt;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	third-party healthcare reimbursement policies;

•	FDA or other United States or foreign regulatory actions affecting us or our industry;

•	concerns about the safety of our drug candidates;

•	additions or departures of key personnel; and

•	volatility in the stock prices of other companies in our industry.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. In addition, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our common shares are thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common stock has historically been sporadically or “thinly-traded” on the OTCBB, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. As of October 13, 2006, our average trading volume per day for the past three months was approximately 44,875 shares a day with a high of 555,300 shares traded and a low of 200 shares traded. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

Sales of our common stock by Fusion Capital into the market could cause our common stock price to decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Using the closing price on October 13, 2006, of $0.39 as an example, Fusion Capital would be issued approximately 128,205 shares once every three business days if we elected to have them purchase the periodic purchase amount of $50,000, whereas our average trading volume for the prior three months ending on October 13, 2006, is 44,875 per day. The market price of our common stock could decline given our minimal average trading volume compared to the number of shares potentially issuable to Fusion Capital. However, there is no obligation for Fusion Capital to sell the shares that it purchases under the common stock purchase agreement into the market. In addition, the voting power and the value of your investment would be subject to continual dilution if Fusion Capital purchases the shares under the common stock purchase agreement. Any adverse affect on the market price of our common stock would increase the number of shares issuable to Fusion Capital each trading day, which would increase the dilution of your investment. Although the sale of our shares to Fusion Capital is at our discretion, our financial condition at the time may require us to continue selling our shares to Fusion Capital even if there is a decline in the market price.

Our common stock is subject to penny stock regulation, which may affect its liquidity.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ Global Market or Capital Market that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser’s written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity of our common stock and could limit your ability to sell your securities in the secondary market.

It is anticipated that dividends will not be paid in the foreseeable future.

The Company does not intend to pay dividends on its common stock in the foreseeable future. There can be no assurance that the operation of the Company will result in sufficient revenues to enable the Company to operate at profitable levels or to generate positive cash flows. Furthermore, our dividend policy is subject to the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s earnings, financial condition, capital requirements and other factors.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital as a selling shareholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $8.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. Pursuant to the Subscription Agreement for our Series B Convertible Preferred Shares with Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P., Asset Managers International Ltd. and Pentagon Special Purpose Fund Ltd., collectively, the Series B Purchasers, if we obtain any proceeds from the sale of our common stock to Fusion Capital, the Series B Purchasers may require us to use 25% of the proceeds received by us under the Fusion Capital common stock purchase agreement to repurchase and redeem the Series B Purchaser’s Series B Shares or the Common Stock that the Series B Preferred Shares converted into, as determined in the discretion of such Series B Purchaser. All of the Series B Purchasers have exercised this right for redemption of their Series B Convertible Preferred Stock using the proceeds to be received by us under the Fusion Capital common stock purchase agreement.

Any proceeds from Fusion Capital that we receive under the common stock purchase agreement and not used to redeem the Series B Shares will be used to fund research and development activities and for working capital and general corporate purposes. We may also use a portion of the net proceeds for potential acquisition and in-licensing activities. In particular, we may acquire or invest in complementary businesses or products, or to obtain the right to use complementary technologies or products. We have no present plans or commitments relating to any of these types of transactions. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the OTC Bulletin Board under the symbol “MCET.OB”. Our stock is considered penny stock and is, therefore, subject to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990. Penny stock is defined as any equity security not traded on a national stock exchange or quoted on NASDAQ and that has a market price of less than $5.00 per share. Additional disclosure is required in connection with any trades involving a stock defined as a penny stock (subject to certain exceptions); including the delivery, prior to any such transaction, of a disclosure schedule explaining the penny stock market and the associated risks. Broker-dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser’s written consent prior to the transaction.

The table below gives the range of high and low bid prices of our common stock for the quarters ended February 28, 2006, May 31, 2006 and August 31, 2006, and for the fiscal years ended November 30, 2005, November 30, 2004 and November 30, 2003, based on information provided by the OTC Bulletin Board. Such over-the-counter market quotations reflect inter-dealer prices, without mark-up, mark-down or commissions and may not necessarily represent actual transactions or a liquid trading market.

	Fiscal Year Ended November 30, 2006
	High	Low
First quarter	$0.70	$0.50
Second quarter	$0.60	$0.34
Third quarter	$0.42	$0.32

	Fiscal Year Ended November 30, 2005
	High	Low
First quarter	$2.35	$.75
Second quarter	$1.55	$.80
Third quarter	$1.35	$.90
Fourth quarter	$1.00	$.50

	Fiscal Year Ended November 30, 2004
	High	Low
First quarter	$3.70	$2.45
Second quarter	$2.80	$1.35
Third quarter	$1.65	$.95
Fourth quarter	$1.35	$.90

	Fiscal Year Ended November 30, 2003
	High	Low
First quarter	$0.45	$0.25
Second quarter	$0.40	$0.25
Third quarter	$0.60	$0.45
Fourth quarter	$5.80	$0.45

No cash dividends have been paid on our common stock or our preferred stock for the 2003, 2004 and 2005 fiscal years and no change of this policy is under consideration by the Board of Directors.

The payment of cash dividends in the future will be determined by the Board of Directors in light of conditions then existing, including our Company’s earnings, financial requirements, and opportunities for reinvesting earnings, business conditions, and other factors. There are otherwise no restrictions on the payment of dividends. The number of stockholders of record of our Company’s common stock on September 21, 2006 was approximately 1,215. As of September 21, 2006, the number of stockholders of record of our Company’s Series I Convertible Preferred Stock was three. As of September 21, 2006, the number of stockholders of record of our Company’s Series B Convertible Preferred Stock was four.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

THE FUSION TRANSACTION

General

On May 3, 2006, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $8 million from time to time over a 25 month period. We have authorized up to 8,000,000 shares of our common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. We do not have the right to commence any sales of our shares to Fusion Capital until the Securities & Exchange Commission has declared effective the registration statement of which this prospectus is a part of. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, we generally have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. We commenced the first sale of our shares to Fusion Capital on or about October 25, 2006. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. The agreement may be terminated by us at any time at our discretion without any cost to us.

Purchase Of Shares Under The Common Stock Purchase Agreement

Under the common stock purchase agreement, on any business day selected by us, we may direct Fusion Capital to purchase from us up to $50,000 of our common stock. The purchase price per share (the “purchase price”) is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from us of our common stock from time to time in our sole discretion; however, at least three (3) business days must have passed since the most recent purchase of up to $50,000 of our common stock was completed.

Our Right To Increase the Amount to be Purchased

In addition to purchases of up to $50,000, we may also from time to time elect on any single business day selected by us to require Fusion Capital to purchase our shares in an amount up to $100,000, provided that our share price is not below $0.50 at any time during the two (2) business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $0.75 at any time during the two (2) business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $1.25 at any time during the two (2) business days prior to and on the purchase date. This amount may also be increased to up to $1 million if our share price is not below $2.00 at any time during the two (2) business days prior to and on the purchase date. From time to time in our sole discretion, we may direct Fusion Capital to make this type of larger purchases of our common stock from us; however, at least three (3) business days must have passed since the most recent such larger purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date, and (ii) the lowest purchase price (as described above) during the previous ten (10) business days prior to the purchase date.

Minimum Purchase Price

Under the common stock purchase agreement, we have set a minimum purchase price (“floor price”) of $0.20 per share. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the price per share to be paid for these shares under the common stock purchase agreement would be less the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.20.

Events of Default

Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

•	the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive business days;

•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National SmallCap Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

•	any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five business days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	a material adverse change in our business.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement without any cost to us. Such notice shall be effective one business day after Fusion Capital receives such notice.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Commitment Shares Issued to Fusion Capital

Under the terms of the common stock purchase agreement, as amended, Fusion Capital has received a commitment fee consisting of 1,572,327 shares of our common stock.

Effect of Performance of the Common Stock Purchase Agreement on Our Shareholders

All 9,527,327 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale by Fusion Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all, some or none of the 8,000,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the common stock purchase agreement, we authorized the sale to Fusion Capital of up to 8,000,000 shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital for the sale of our shares under the common stock purchase agreement at varying purchase prices:

Assumed Average Purchase Price		Number of Shares to be Issued if Full Purchase	Percentage of Outstanding After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of 8,000,000 Shares to Fusion Capital Under the Common Stock Purchase Agreement
$0.20		8,000,000	17.74%	$1,600,000
$0.30		8,000,000	17.74%	$2,400,000
$0.39	(2)	8,000,000	17.74%	$3,120,000
$0.40		8,000,000	17.74%	$3,200,000
$0.50		8,000,000	17.74%	$4,000,000
$1.00		8,000,000	17.74%	$8,000,000
$2.00		4,000,000	9.73%	$8,000,000

(1)	Based on 37,092,519 shares outstanding as of September 21, 2006 (which includes the 1,572,327 shares issued to Fusion Capital as a commitment fee) plus the number of shares issuable under the common stock purchase agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)	Closing sale price of our shares on October 13, 2006.

DESCRIPTION OF BUSINESS

About MultiCell Technologies, Inc.

MultiCell Technologies, Inc. was incorporated in Delaware on April 28, 1970 as Exten Ventures, Inc., subsidiary of Exten Industries, Inc. (“Exten”). An agreement of merger between Exten and MultiCell was entered into on March 20, 2004 whereby MultiCell ceased to exist and all of its assets, property, rights and powers, as well as all debts due it, were transferred to and vested in Exten as the surviving corporation. Effective April 1, 2004 Exten changed its name to MultiCell Technologies, Inc. (“MultiCell”). MultiCell operates three subsidiaries, MCT Rhode Island Corp., Xenogenics Corporation (“Xenogenics”), and as of September 2006, MultiCell holds approximately 67% of the outstanding shares (on an as if converted basis) of a newly formed subsidiary, MultiCell Immunotherapeutics, Inc. (“MCTI”). As used herein, the “Company” refers to MultiCell, together with MCT Rhode Island Corp., Xenogenics, and MCTI. Our principal offices are at 701 George Washington Highway, Lincoln, RI 02865. Our telephone number is (401) 333-0610.

On May 18, 2005, the Company filed an amendment to the Company’s Certificate of Incorporation, as amended, with the Delaware Secretary of State to effect a one-for-five reverse split of the Company’s common stock. As a result of the reverse stock split, each outstanding five shares of the Company’s common stock held by a stockholder was exchanged for one share of the Company’s common stock. No rights of the holders of the Company’s common stock were affected in any other manner.

In September 2005, MCTI acquired from Astral, Inc. and Alliance Pharmaceutical Corp. certain assets and assumed certain liabilities relating to their Astral business pursuant to an Asset Contribution Agreement. The intellectual property acquired included ten United States and 20 foreign issued and pending patents and patent applications related to chimeric antibody technology, treatment of type 1 diabetes, T-cell tolerance, Toll-like receptor technology, dendritic cells, dsRNA technology, and immunosuppression. As consideration, MCTI issued to Alliance 490,000 shares of MCTI’s common stock (representing 49% of the outstanding shares of MCTI as of the closing of the transaction). As part of the acquisition, MultiCell guaranteed the obligations of MCTI to assume the liabilities of the Astral business. Immediately following the closing of the acquisition, MCTI sold 500,000 shares of MCTI’s Series A Preferred Stock to MultiCell and MultiCell (a) paid to MCTI cash in the amount of $1,000,000, and (b) issued a secured promissory note to MCTI in the amount of $1,000,000. Following such issuance of Series A Preferred Stock to MultiCell, MultiCell held approximately 67% of the outstanding shares (on an as-converted basis) of MCTI and Alliance held the remaining approximately 33%. Simultaneously with the execution of the Asset Contribution Agreement, MultiCell entered into an IP Agreement and Release with Mixture Sciences, Inc. and Astral pursuant to which Mixture assigned to MCTI certain intellectual property related to the Astral business previously assigned by Astral to Mixture and in consideration therefor, MultiCell (a) paid $100,000 to Mixture, and (b) issued to Mixture a warrant to purchase up to 400,000 shares of MultiCell common stock.

Following the formation of MultiCell Immunotherapeutics, Inc. in September 2005 and the recent in-licensing of drug candidates, the Company is pursuing research and development of therapeutics in addition to continuing to advance its cellular systems business. Historically, the Company has specialized in developing primary liver cell immortalization technologies to produce cell-based assay systems for use in drug discovery. The Company seeks to become an integrated biopharmaceutical company that will use its proprietary cell-based systems and immune system modulation technologies to discover, develop and commercialize new therapeutics itself and with strategic partners.

Our Therapeutic Programs. MultiCell is pursuing research and development targeting degenerative neurological diseases, including multiple sclerosis, or MS, metabolic and endocrinological disorders, including Type-1 diabetes, infectious diseases, including hepatitis, sepsis and influenza, and degenerative ocular diseases, including macular degeneration. We are focusing our efforts primarily on advancing MCT-125, which is a potential treatment for fatigue in patients diagnosed with MS, licensed in December 2005 from Amarin Corporation plc. If funds are sufficient, MultiCell will additionally seek to advance MCT-175 (for the treatment of relapsing-remitting MS) and MCT-275 (for the treatment of early-onset Type-1 diabetes) first, and then pursue one or more of our other therapeutics programs and our technologies described in this prospectus.

Multiple Sclerosis Therapeutic Program. Multiple Sclerosis, or MS, is an autoimmune disease in which immune cells attack and destroy the myelin sheath, which insulates neurons in the brain and spinal cord. When the myelin sheath is destroyed, nerve messages are sent more slowly and less efficiently. Scar tissue then forms over the affected areas, disrupting nerve communication. MS symptoms occur when the brain and spinal cord nerves cease to communicate properly with other parts of the body.

Approximately 350,000 individuals have been diagnosed with MS in the United States and more than one million persons worldwide are afflicted with MS. An estimated 10,000 new MS cases are diagnosed in the USA annually. Initial symptoms typically manifest themselves between the ages of 20 and 40; symptoms rarely begin before 15 or after 60 years of age. Women are almost twice as likely to get MS as men, especially in their early years. People of northern European heritage are more likely to be affected than people of other racial backgrounds, and MS rates are higher in the United States, Canada, and Northern Europe than in other parts of the world. MS is very rare among Asians, North and South American Indians, and Eskimos.

MCT-125 for the treatment of fatigue in patients with multiple sclerosis

Fatigue is the most common symptom in MS. Overall, greater than 75% of persons with MS report having fatigue, and 50% to 60% report it as the worst symptom of their disease. Fatigue can severely affect an individual’s quality of life and functioning, even if the level of disability appears to be insignificant to the outside observer. Many MS care providers are unaware that fatigue is also a major reason for unemployment, especially for those individuals with otherwise minor disability. Moreover, fatigue in MS has a severe effect on patients’ ability to feel as if they have control over their illness. Perhaps the most dramatic evidence that fatigue is a distinct symptom of MS comes from the clinical characteristics that have been recognized by clinicians for years. These characteristics include the sensitivity of MS fatigue patients to heat as well as the fact that in about 30% of MS patients, fatigue predates other symptoms of MS. In addition, clinical observation has shown that MS fatigue exhibits relapsing-remitting characteristics. Many individuals appear to have “fatigue relapses”. Individuals can suffer from weeks of extraordinary fatigue for no apparent reason, then report feeling not fatigued for a period of time followed by a relapse of feeling fatigued; these episodes may or may not be associated with the typical symptoms of an MS relapse. All of these characteristics suggest that fatigue is not a secondary effect of MS, but is a primary part of the disease itself.

In January 2006, MultiCell exclusively licensed LAX-202 from Amarin Corporation plc for the treatment of fatigue in patients suffering from multiple sclerosis. MultiCell renamed LAX-202 to MCT-125, and will further evaluate MCT-125 in a pivotal Phase IIb/III clinical trial. In a 138 patient, multi-center, double-blind placebo controlled Phase II clinical trial conducted in the UK by Amarin, LAX-202 demonstrated efficacy in significantly reducing the levels of fatigue in MS patients enrolled in the study. LAX-202 proved to be effective within 4 weeks of the first daily oral dosing, and showed efficacy in MS patients who were moderately as well as severely affected. LAX-202 demonstrated efficacy in all MS patient sub-populations including relapsing-remitting, secondary progressive and primary progressive. Patients enrolled in the Phase II trial conducted by Amarin also reported few if any side effects following daily oral dosing of LAX-202. MultiCell intends to proceed with the anticipated pivotal Phase IIb/III trial of MCT-125 using the data generated by Amarin for LAX-202 following discussions with the regulatory authorities.

MCT-175 for the treatment of relapsing-remitting multiple sclerosis

Currently there is no cure for MS, but there are treatments both to slow down the course of the disease and to mitigate against its effects. These drugs are called disease modifying drugs. Disease modifying drugs such as the beta interferons and glatiramer acetate work by suppressing, or altering, the activity of the body’s immune system. These therapies are based on the theory that MS is, at least in part, a result of an abnormal response of the body’s immune system that causes it to attack the myelin sheath surrounding nerves. These medications work to reduce the frequency and severity of attacks, and help to minimize the development of new brain lesions. Disease modifying drugs help to improve the quality of life for many people with MS. Therefore, most doctors suggest patients be treated with one of these drugs as soon as a diagnosis of relapsing-remitting MS has been made.

MultiCell is developing MCT-175 as a disease modifying therapy to slow the progression of relapsing-remitting multiple sclerosis. MCT-175 was developed using MultiCell’s epitope-based T-cell immunotherapy, or ETI, technology platform. MCT-175 is a myelin proteolipid protein chimeric IgG construct, which has demonstrated proof of concept in the preclinical experimental autoimmune encephalomyletisis, or EAE, mouse model.

Type-1 Diabetes Therapeutic Program. Diabetes is the name given to disorders in which the body has trouble regulating its blood glucose, or blood sugar levels. There are two major types of diabetes: Type-1 and Type-2. Type-1 diabetes, also called juvenile diabetes or insulin-dependent diabetes, is a disorder of the body’s immune system. Type-1 diabetes occurs when the body’s immune system attacks and destroys certain cells in the pancreas, an organ about the size of a hand that is located behind the lower part of the stomach. These cells, known as beta cells, are contained, along with other types of cells, within small islands of endocrine cells called the pancreatic islets. Beta cells normally produce insulin, a hormone that helps the body move the glucose contained in food into cells throughout the body, which the body uses for energy. But when the beta cells are destroyed, no insulin can be produced, and the glucose stays in the blood, where it can cause serious damage to all the organ systems of the body. Roughly 5%-15% of all cases of diabetes are Type-1 diabetes. It is the most common metabolic disease of childhood, with a yearly incidence of 15 cases per 100,000 people younger than 18 years. Approximately 1 million Americans have Type-1 diabetes, and physicians diagnose 10,000 new cases every year. Many forms of insulin are used to treat Type-1 diabetes. They are classified by how fast they start to work and how long their effects last. The types of insulin include: rapid-acting, short-acting, intermediate-acting, long-acting, and pre-mixed.

MCT-275 for the treatment of early-onset Type-1 diabetes

MultiCell’s lead diabetes drug candidate MCT-275 is indicated for the treatment of early-onset Type-1 diabetes. MCT-275 is a chimeric immunoglobulin therapeutic derived using the company’s ETI and T-cell tolerance technologies, which contains antigenic peptide sequences from GAD 65 and insulin that can be presented on DR4/DQ8 HLA class II molecules. The binding of these epitope bearing immunoglobulins to Fc receptors results in endocytosis allowing the specific peptide to be presented on MHC class II molecules. Because this chimeric immunoglobulin is able to present in the absence of inflammatory signals, MultiCell believes it is likely that the presentation of these peptides on MHC class II molecules will result in anergy in antigen reactive CD4 cells and/or the induction of T regulatory cells. In the case of autoimmune diseases such as Type-1 diabetes, the immune response generated by the fusion proteins located on the chimeric immunoglobulin suppresses the otherwise unwanted T1 cytokine pro-inflammatory response that occurs in autoimmune diseases.

Influenza A Therapeutic Program. Epidemics of influenza A infection typically occur during the winter months in temperate regions and have been responsible for an average of approximately 36,000 deaths/year in the United States during 1990-1999. Influenza viruses also can cause pandemics, during which rates of illness and death from influenza-related complications can increase worldwide. The rates of influenza A infection are highest among children, but rates of serious illness and death are highest among persons aged >65 years, children aged <2 years, and persons of any age who have medical conditions that place them at increased risk for complications from influenza A infection. Influenza vaccination is the primary method for preventing influenza A infection and its severe complications. Vaccination is associated with reductions in influenza-related respiratory illness and physician visits among all age groups, hospitalization and death among persons at high risk, middle ear infections among children, and work absenteeism among adults. Although influenza vaccination levels increased substantially in the 1990s, further increases in vaccination coverage levels are needed, chiefly among persons aged greater than 65 years who are at increased risk for influenza-related complications among all racial and ethnic groups, among blacks and Hispanics aged less than 65 years, among children aged 6-23 months, and among healthcare workers. Although influenza vaccination remains the cornerstone for the control and treatment of influenza, there is a strong need for new antiviral medications as an adjunct to vaccine therapy.

MCT-465 is prospective adjuvant therapy for the treatment of Influenza A infection

MultiCell’s drug candidate MCT-465 is indicated as a prospective adjuvant therapy for the treatment of influenza A infections. MCT-465 is a dsRNA molecule designed to exploit the body’s TLRs ability to recognize generic molecules related to pathogens. In preclinical studies, originally published in the Journal of Clinical Investigation, MCT-465 reduced pulmonary influenza A H1N1 virus titers by 1,000-fold in mouse models, resulting in barely detectable levels of the virus. The results suggest MCT-465 may also be able to reduce influenza A H5N1 viral load, also known as the “bird flu” or “avian flu” virus. The H5N1 strain of influenza A virus is genetically similar to the H1N1 strain of influenza A virus. MultiCell is planning further preclinical studies to determine the effectiveness of MCT-465 to induce immunity in mice infected by the H5N1 influenza A virus.

Macular Degeneration Therapeutic Program. Macular degeneration, a common ocular neurodegenerative disease that causes deterioration of the macula, is a primary focus of the research effort between MultiCell and Columbia University Medical Center. Sharp, clear, ‘straight ahead’ vision is processed by the macula, which is located in the central part of the retina. Damage to the macula results in the development of blind spots and blurred or distorted vision. Age-related macular degeneration, or ARMD, is a major cause of visual impairment in the United States, and for people over age 65 it is the leading cause of legal blindness among Caucasians. Approximately 1.8 million Americans age 40 and older have advanced ARMD, and another 7.3 million people with intermediate ARMD are at substantial risk for vision loss. The United States government estimates that by the year 2020 there will be 2.9 million people with advanced ARMD. There are two forms of age-related macular degeneration, namely “wet” and “dry”. For many people, the visual cells simply cease to function – like colors fading in an old photograph – due to the thinning of the macular tissues and resulting disturbances in its pigmentation. This form of ARMD is known as the “dry” form of macular degeneration. Seventy percent of patients have the dry form of macular degeneration. The other thirty percent of ARMD patients have the “wet” form of macular degeneration, which can involve bleeding within and beneath the retina, opaque deposits, and scar tissue. The wet form of ARMD accounts for ninety percent of all cases of legal blindness among macular degeneration patients. Different forms of macular degeneration may occur in younger patients. These non-age-related cases of macular degeneration may be linked to heredity, diabetes, nutritional deficits, head injury, infection, or other factors.

MultiCell has entered into a research agreement with Columbia University Medical Center focused on evaluating certain hexapeptide molecules for efficacy as potential therapies for the treatment of the “dry” form of macular degeneration. MultiCell has an option to enter into an exclusive worldwide license for any invention resulting from the sponsored research. The project is designed to determine whether the hexapeptide can protect against retinal ganglion cell, or RGC, death in acute and chronic in vivo models of optic neuropathy. The underlying mechanisms of RGC death are not fully understood, though RGC apoptosis has been heavily implicated in many ocular neurodegenerative diseases including macular degeneration. Given the delicate balance between the survival and death signals in neuronal cells, molecules that are capable of inhibiting apoptosis are strongly considered as future therapeutic options for the treatment of ocular neurodegenerative diseases. Dr. James C. Tsai, Associate Professor of Ophthalmology, at Columbia University College of Physicians & Surgeons, will direct the research program.

BioFactories™ Therapeutic Protein Program. MultiCell has developed an immortalized human hepatocyte cell line that secretes clinically relevant plasma proteins including clotting factors and alpha-1-antitrypsin that are virtually indistinguishable from plasma-derived proteins. Traditional methods to commercially produce therapeutic proteins include purification from plasma and expression of recombinant proteins in nonhuman producer cells. Unfortunately there are limitations to both of these approaches that lead to a market shortage of therapeutic proteins. The global supply of human plasma is limited and there will always be the risk of unknown viral contamination. MultiCell believes its therapeutic protein BioFactories™ offer the potential to become next generation producer cells the manufacture of important bio-molecules.

MultiCell received a Small Business Innovation Research (SBIR) award in August 2005 to create proprietary BioFactories™ that express a serine protease inhibitor recently implicated as a novel treatment for sepsis.

Sepsis is the leading cause of death in the non-cardiac intensive care unit and the tenth leading cause of death overall in the United States. Sepsis is a systematic and overwhelming response to infection. Once triggered, an uncontrolled cascade of coagulation, impaired fibrinolysis, and inflammation occur, causing further disease progression. This results in damage to the lungs, liver, kidney and cardiovascular system, leading to multiple organ failure, which is usually followed by death. Presently the treatment viewed as the best for severe sepsis is

Eli Lilly’s Xigris, however this product only reduces the absolute risk of death by six percent. The annual cost to treat patients with severe sepsis in U.S. hospitals is nearly $17 billion.

MultiCell’s highly functional, immortalized human hepatocytes naturally produce plasma proteins including inter-alpha-inhibitor proteins (I(alpha)Ip), serine protease inhibitors that have been found valuable as a treatment for sepsis in preclinical studies. Presently, the only source of I(alpha)Ip is to purify it from human plasma. The biochemical complexity and critical post-translation modifications of I(alpha)Ip preclude expressing the recombinant protein by conventional systems.

The goal of this Phase I SBIR project is to genetically engineer the Company’s proprietary cell lines to express high levels of recombinant I(alpha)Ip that are biochemically identical to the native protein. If successful, the goal of the Phase II SBIR project will then be to create stable cell lines that express I(alpha)Ip and to scale up the production and purification of recombinant I(alpha)Ip for preclinical evaluation.

Hepatocyte Encapsulation Program. Living Cell Technologies Limited, a developer of injectable live cell therapy products to treat life threatening diseases, and MultiCell have entered into a joint venture to develop therapeutic liver cell applications. The collaboration will focus on creating novel liver-cell based technologies and products that lead to the development of new medicines and treatments for a variety of liver-related diseases. MultiCell will develop extended functionality of its adult liver stem cells and immortalized human hepatocytes using Living Cell Technologies Limited’s proven encapsulation technology (biocapsules). The resulting products will be used for drug discovery, protein production and therapeutic clinical applications. The “biocapsule”, made from a purified form of alginate, enables Living Cell Technologies Limited to regulate what factors and nutrients can pass through the wall of the capsule, protecting and nurturing the cells within. We believe Living Cell Technologies Limited’s technology will play a significant role in furthering stems cells and cell lines as a viable therapeutic product, enabling the companies to evaluate liver stem cells and immortalized human liver cells for use in both drug development and therapeutic applications with the potential to build a significant drug and stem cell delivery means. Living Cell Technologies Limited has demonstrated the potential of its technology to treat diseases caused by a lack or loss of cell function. Living Cell Technologies Ltd. operates globally through offices in the United States, Australia, and New Zealand and develops live cell therapy products to treat life threatening human diseases. Living Cell Technologies Ltd. develops treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection.

We believe that our hepatocyte methodology has the following key advantages over current bio-manufacturing systems:

•	Human-based. We believe that antibody and protein products based on the human-based liver cell hepatocyte methodology will demonstrate enhanced biological properties making them potentially more efficacious.

•	High Yields. MultiCell’s hepatocyte methodology potentially offers a system for high yield, large-scale biopharmaceutical product production with proper posttranslational modification.

•	Scalability in Serum-free Conditions. MultiCell’s cells can be cultured in its proprietary serum-free medium. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using our hepatocyte methodology. We believe the absence of animal proteins will also accelerate regulatory approval.

The worldwide market for therapeutic proteins exceeded $20 billion dollars in 2004. MultiCell plans to out-license its human hepatocyte BioFactories to pharmaceutical companies that produce recombinant derived therapeutic plasma proteins.

Our Cellular System Technologies. MultiCell Technologies has specialized in developing primary cell immortalization technologies to produce cell-based assay systems for use in drug discovery. While we plan to focus our efforts on our lead drug candidates, if we can raise sufficient funds we also intend to continue to pursue our cellular technologies initiatives.

Toll-like Receptor and T-Cell Targeting Technology Platform. When humans encounter a pathogen that the body recognizes as foreign, the body’s adaptive immune system seeks to neutralize the invader pathogen and rid the body of its presence. Typically, this process occurs in a relatively short period of time. If the body’s adaptive immune systems encounter a pathogen it does not recognize, the body’s innate immune system is activated to dispense with the pathogen. The innate immune system recognizes generic classes of molecules produced by a variety of disease causing agents and pathogens. When the innate immune system detects such foreign molecules, an inflammatory response is triggered in which certain cells attempt to isolate the invader and halt its spread. The activity of these cells precipitates the redness and swelling at the site of injuries, and accounts for the fever, body aches, and flu-like symptoms, which accompany many types of infections.

Toll-like receptors, or TLRs, are an ancient family of proteins that mediate the innate immunity in many species from fruit flies to humans. If the TLRs fail, the entire immune system fails, leaving a person open to infection. If the TLRs are over-stimulated, they can induce disorders marked by chronic inflammation such as arthritis, lupus and even cardiovascular disease.

MultiCell’s Toll-like receptor and T-cell targeting technologies are used to study how drug candidates modulate the immune system and suppress the pro-inflammatory response elements common in autoimmune disorders such as Type-1 diabetes and multiple sclerosis, or mobilized during an immune response due to bacterial or viral infections.

T-Cell Tolerance Technology Platform. MultiCell’s T-cell tolerance technology platform involves the delivery of specific epitopes to the immune system to generate a desired immune response, a process we call Epitope-based T-Cell Immunotherapy, or ETI. Our ETI technology has the ability to control the magnitude and profile of the immune response, namely immune suppression in the case of an autoimmune disease, or immune stimulation in the case of infectious disease or cancer. The uniqueness of MultiCell’s ETI technology is related to the use of a delivery vehicle, namely the use of immunoglobulins that are engineered to bear specific disease-associated epitope peptides “IgPs” or fusion molecules to greatly improve the pharmacokinetics of delivered epitopes to target antigen presenting cells, or APCs and to regulate the profile of the immune response. Unlike general immunotherapeutics, ETI is intended to selectively affect the T-cell response to disease-associated molecules by specifically targeting the autoaggressive T-lymphocytes, while leaving the rest of the immune system functional. Other technologies have relied upon non-engineered peptides or native protein antigens to modify immune or inflammatory reactions. Some of these competing technologies have been based on the use of live vectors that may trigger deleterious immune responses to vector-associated antigens. These earlier approaches resulted in therapies with limited specificity and reduced efficacy, as well as side effects due to interference with normal immune responses. ETI is an in vivo technology that we believe is applicable to all patient groups and does not require patient-customized processing. In addition, ETI does not involve viral or cell-based vectors, and thus does not elicit the untoward immune responses associated with these vectors.

Immortalized Human Hepatocytes. We are a leading producer of immortalized human liver cells (“hepatocytes”). We believe our intellectual property portfolio positions us as a leader in the creation of highly functional, immortalized, non-tumorigenic human hepatocyte cell lines. We believe our proprietary human cell lines are ideal for developing highly predictive, high throughput drug discovery assays and enable innovative clinical approaches for treating a variety of liver-related diseases. We believe we are unique due to our understanding of the function, engineering and culturing of liver cells.

We believe we are differentiated by: our understanding of the function and manipulation of the liver cell, and our understanding of stem cells, cell therapy and cell transplantation. Our intellectual property portfolio positions us for use of non-tumorgenic immortalized mammalian hepatocytes for treating liver disease. We have established a worldwide reputation as a source of licensed immortalized liver cell lines. We are developing cell-related technologies and products to treat a variety of liver diseases and have identified four clinically relevant applications for its cell-based products.

•	High throughput screening assays for drug discovery, lead optimization, and pharmacogenomic studies.

•	Stem cells and cell transplantation to treat metabolic liver deficiencies.

•	Cellular component of liver assist devices used to treat patients suffering from acute and chronic liver failure.

•	Production of natural therapeutic plasma proteins.

According to a Bain and Company study, it costs approximately $1.7 billion to discover, test and launch a new drug. In spite of this large investment of time, effort and money, drugs continue to be withdrawn from human clinical trials and the commercial market. Bain and Company estimate that failures or U.S. Food and Drug Administration (“FDA”) rejections of new drug applications due to unanticipated toxicity and/or drug-drug interactions costs the pharmaceutical industry about $2 billion each year. According to the FDA, a ten percent improvement in predicting failures before clinical trials could save a pharmaceutical company $100 million in development costs per drug.

Most drugs that enter the body are metabolized by liver cells called hepatocytes. Unfortunately, the overall disposition of the drug may vary from patient to patient because of genetic and environmental factors. These factors affect drug metabolism and drug transport and may lead to unforeseen adverse drug reactions and/or altered metabolism and clearance of the drug itself. We believe there is an urgent need for highly predictive, high-throughput cell-based models to identify the impact of genetics on what the body does to the drug and what the drug does to the body. Although primary human hepatocytes are used to screen for potential toxicities and drug-drug interactions, their expense, limited supply, variable quality, and rapid loss of functions in culture may prohibit the routine use of these cells during the early stages of drug development.

MultiCell’s immortalized human hepatocyte cell lines have demonstrated the ability to replace the continuous need for primary cells for many absorption, distribution, metabolism, excretion and toxicity applications. Expanded from our cell banks, we believe our cell lines have significant cost and quality control advantages over primary cell sources. We believe our proprietary hepatic cell lines radically differ from other liver cell lines in that they are non-tumorigenic yet regenerate while maintaining liver function. A prolific cell without liver function is of little value. We believe our cell lines provide a consistent and functional resource for drug discovery and toxicology research, and can also be clinically utilized for cell-based therapies to supplement liver function and regeneration.

If funds are sufficient we intend to continue developing new cell lines to better model the impact of genetic differences on drug disposition. We envision that validated cell lines could be incorporated into medium-to-high throughput assays to identify potential adverse drug reactions economically and rapidly prior to expensive clinical studies.

Liver Stem Cell and Other Stem Cell Programs. In December 2003, we acquired the exclusive worldwide rights to US Patent 6,129,911 for liver stem cells. This patent involved methods for the identification and extraction of stem cells from adult liver tissue. In April, 2005, the Company was granted US Patent 6,872,389 which covers a method of obtaining a population of liver stem cell clusters from adult stem cells, and is an important enhancement to the Company’s adult stem cell portfolio.

Stem cells have two overall characteristics:

•	Cells developed from stem cells produce all the kinds of mature cells making up the particular organ or tissue; and

•	They are multi- or pluripotent and self renew, that is, other cells developed from stem cells are themselves new stem cells.

Stem cells are known to or thought to exist for many systems of the human body, including the blood and immune system, cardiovascular, the central and peripheral nervous systems and the liver, pancreas endocrine, and the skin systems. These cells are responsible for organ regeneration during normal cell replacement or after trauma to a specific organ.

It is our goal to obtain broader patent protection on liver stem cell technology followed by diversification into other stem cell fields such as cardiovascular and pancreatic stem cell technologies. If funds are sufficient, we intend to continue to advance our internal research programs to characterize the liver stem and/or progenitor cells. Liver stem cells may be useful in the treatment of diseases such as hepatitis, liver failure, blood-clotting disorder, cirrhosis of the liver and liver cancer. Our adult stem cell (ASCs) technology has two distinct advantages over embryonic stem cells (ESCs): (1) it has a non-fetal origin and, therefore, is less or non-controversial, and (2) it has no animal protein contamination.

MultiCell has extensive expertise in primary cell and stem cell immortalization techniques. MultiCell’s fundamental knowledge of stem cell biology, regulation and regeneration, has been validated by several major pharmaceutical companies including Pfizer and Hoffman La Roche which use our cell-based systems to evaluate drug candidates for cytochrome P450 induction and toxicity. We believe our knowledge and expertise also allows us to protect stem cells from immune system targeting thereby preventing their destruction in vivo. We believe MultiCell’s immortalization technology renders human cells non-tumorigenic, and does so in a very specific manner which preserves cellular function that is comparable to what we observe in the original non-immortalized cells. Based on our experience working with stem cells, and our ability to control their biology, we believe we may be able to utilize our proprietary stem cell knowledge-base to discover new medicines for the treatment of several human diseases.

Proprietary Cell Proliferation. Using our proprietary know-how, we are able to immortalize primary human hepatocytes in such a way that we preserve their biological function and cause them to proliferate (“grow”) in vitro and in vivo. These proliferating primary human hepatocytes are fully functional biologically, and are capable of secreting several important biomolecules such as human serum albumin, Factor VIII, Factor XI, and a-1-Antitrypsin. We can also use these proliferating human hepatocytes to determine how a drug candidate influences their growth and biology. We believe being able to evaluate drug candidates for Cytochrome P450 induction and toxicity as well as the cells’ ability to manufacture and secrete a wide variety of proteins may be important to understanding if a drug candidate will have success in the clinic.

We believe possessing a means to reproducibly isolate liver stem cells is important to the understanding of a variety of diseases. Liver stem cells are located in a unique anatomical niche defined by its association with neighboring cell types. Stem cells reside between an adjacent hepatocyte and a biliary ductule cell. MultiCell exploits this anatomical relationship to identify and isolate liver stem cells from adult human livers. In combination with immunological markers, liver stem cells can be identified by their junctional association with neighboring hepatocytes. MultiCell has been awarded several patents related to stem cell technology and primary cell immortalization, isolation and growth technologies.

Hepatitis C Infection Program. MultiCell has entered into a research collaboration with Thomas Jefferson University, Philadelphia’s premier medical and health sciences university, to evaluate the Company’s immortalized human hepatocytes as model systems to identify new drugs to treat hepatitis C viral (HCV) infection. Successful completion of these studies could lead to the development of new high throughput assays (high speed drug testing kits) to screen for antiviral drugs using the Company’s proprietary immortalized human hepatocytes. The recent discovery of a human liver tumor T-cell line that replicates the full length HCV genome provides the impetus for the collaboration. There is an urgent need for normal human hepatocyte cell lines that not only model the viral life cycle but also retain the capability to metabolize antiviral drugs. The collaborative studies are being directed by Dr. Mark Feitelson, a world renowned leader in viral hepatitis. There are an estimated 170 million people chronically infected with HCV (hepatitis C virus) worldwide who are at high risk for the development of chronic hepatitis, cirrhosis, and liver cancer. We believe the lack of cell-based models capable of supporting infection and replication of HCV has hampered the identification of new drugs to treat HCV related diseases.

Liver Assist Device. Xenogenics, our majority-owned (56.4%) subsidiary, owns all of the rights to the Sybiol® synthetic bio-liver device, for which a United States patent (patent # 6,858,146) has been issued. The Sybiol “artificial liver” is intended to act as a substitute liver for a patient whose own liver is healing from injury or disease or for use as an artificial liver “bridge” for transplant patients awaiting a donor organ. The device may also be used to assist and improve the quality of life for patients with chronic liver disease; or episodic liver trauma. The key to our device, or other devices attempting to gain approval, is the functionality of the cells. The Company plans to use its proprietary immortalized human hepatocytes in the Sybiol device. The Company will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same standards as those pertaining to a pharmaceutical company. The cells may be produced in our own facility, or by a manufacturing partner with the requisite skills and equipment that meets FDA requirements. Both the device and the cells will require FDA approval. The Company has not yet initiated FDA approved clinical trials for the Sybiol device, and has no plans to do so in the immediate future.

XenoTech

In August 2003, we signed an exclusive manufacturing and distribution license agreement for two of our cell lines with XenoTech, LLC. The agreement was for a seven year term, with minimum royalties of $18 million due the Company in order for XenoTech to maintain exclusivity. XenoTech was founded in 1994 by Andrew Parkinson, Ph.D. to study drug metabolism. XenoTech provides products and contract research services to optimize discovery, development and approval of new drugs and has an established sales and marketing organization to the global pharmaceutical industry. Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech was required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since collection of the contractual amount is no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period instead of the minimum royalty amount. On February 1, 2006, the Company terminated the agreement with XenoTech due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. The company is currently in discussion with other third parties concerning their interest in distributing the immortalized hepatocyte cell lines to the pharmaceutical industry for the conduct of cytochrome P450 induction studies.

In January 2003, we signed a 15-year non-exclusive license agreement with Pfizer, Inc. for further research use of our two cell lines. Under terms of the license agreement, Pfizer may utilize the two cell lines for internal research purposes. On each fifth anniversary of the license agreement, Pfizer must pay a non-refundable license renewal fee of $1,000.

Patents and Proprietary Technology

Our success depends in part on intellectual property protection and the ability of our licensees to preserve those rights.

We rely on certain licenses granted to us by Rhode Island Hospital and others. We also rely on trade secrets and proprietary knowledge unprotected by patents, that we protect, in part, by confidentiality agreements. It is our policy to require our employees, directors, consultants, licensees, outside contractors and collaborators, scientific advisory board members and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information made known to the individual in the course of the individual’s relationship with the Company be kept as confidential and not be disclosed to third parties except in specific limited and agreed upon circumstances. We also require signed confidentiality or material transfer agreements from any company that is to receive our confidential information. In the case of employees, consultants and contractors, the agreements generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as the exclusive property of the Company. There can be no guarantee that these agreements will not be violated or that we would have adequate remedies for such violation or that our trade secrets or proprietary knowledge will not become known by or independently developed by competitors.

Any proprietary protection that our Company can obtain and maintain will be important to our business.

On September 7, 2005, MCTI, entered into an Asset Contribution Agreement (the “Agreement”) with MultiCell Technologies, Alliance Pharmaceutical Corp. (“Alliance”), and Astral, Inc. (“Astral,” and together with Alliance, (“Transferors”). Pursuant to the Agreement, MCTI issued 490,000 shares of common stock to Alliance in consideration for the acquisition of certain assets and the assumption of certain liabilities relating to Transferors’ business. The intellectual property acquired by MCTI includes ten United States and twenty foreign issued and pending patents and patent applications related to chimeric antibody technology, treatment of Type 1 diabetes, T-cell tolerance, toll-like receptor technology, dendritic cells, dsRNA technology and immunosuppression.

In December 2003, we acquired the exclusive worldwide rights to US Patent # 6129911, for Liver Stem Cells from Rhode Island Hospital. We agreed to pay an annual license fee of $20,000 for the first three years of the agreement and $10,000 per annum thereafter until a product is developed. Once a product is developed, if ever, the annual license fee will end and we will pay Rhode Island Hospital a 5% royalty on net sales of any product we sell covered by the patent until we pay an aggregate of $550,000 in royalties and a 2% royalty thereafter until the expiration of the patent. In April, 2005, the Company was granted US Patent # 6872389 for the liver stem cell invention of Dr. Ron Faris, MultiCell’s Senior Vice President and Chief Scientific Officer. This patent contains twenty-four claims to a method of obtaining a population of liver cell clusters from adult stem cells and is an important enhancement to the Company’s adult stem cell portfolio. The Company has an exclusive, long-term license agreement with Rhode Island Hospital for use of the following patents owned by the hospital related to liver cell lines and Liver Assist Devices (LADs):

US Patent #6,017,760, Isolation and Culture of Porcine Hepatocytes, expires October 9, 2015;

US Patent #6,107,043, Immortalized Hepatocytes, expires February 8, 2019;

US Patent #5,043,260, Perfusion Device for Hepatocytes, expires August 27, 2008;

US Patent #4,795,459, Implantable Prosthetic Device (Endothelial), expires January 3, 2006;

US Patent #6,129,911, Liver Stem Cell, expires October 10, 2017;

US Patent #6,858,146, Artificial Liver Apparatus and Method (Sybiol), expires on February 20, 2019; and

US Patent #6,872,389, Liver Stem Cell, expires on July 8, 2019.

If we generate revenues and pay royalties, the annual license fee structure does not apply. Our agreement provides that we would pay a 5% royalty until we pay Rhode Island Hospital an aggregate of $550,000. After that, the royalty percentage decreases to 2% for the life of the patents.

On November 3, 2003, Xenogenics was notified by the United States Patent and Trademark Office that its patent application for an “Artificial Liver Apparatus And Method”, the Sybiol® Synthetic Bio-Liver Device, will be allowed. United States patent 6,858,146 was issued in 2005. The Sybiol® trademark is registered in the United States Patent and Trademark Office, number 2,048,080.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug candidates and drugs.

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act and implementing regulations. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication;

•	submission of a new drug application, or NDA, to the FDA;

•	satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with current GMP, or cGMP, regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

This testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the clinical trial until completed. The FDA, the IRB or the clinical trial sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for informed consent.

Clinical Trials. For purposes of an NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap:

•	Phase I. The clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to run what is referred to as a “Phase Ib” evaluation, which is a second, safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs.

•	Phase II. These clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

•	Phase III. These clinical trials are commonly referred to as pivotal clinical trials. If the Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase III clinical trials are then undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In some cases, the FDA may condition approval of an NDA for a drug candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

New Drug Application. The results of drug candidate development, preclinical testing and clinical trials are submitted to the FDA as part of an NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, the FDA may withdraw a drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require further testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved drugs which have been commercialized. The FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to a drug, including changes in indications, labeling or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Fast Track Designation. The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

•	Priority Review. Under FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track designated drug candidate would ordinarily meet the FDA’s criteria for priority review. We cannot guarantee any of our drug candidates will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that FDA will ultimately grant drug approval.

•

Accelerated Approval. Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses, and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

When appropriate, we intend to seek fast track designation or accelerated approval for our drug candidates. We cannot predict whether any of our drug candidates will obtain a fast track or accelerated approval designation, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of our drug candidates.

Satisfaction of FDA regulations and requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of our drug candidates, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug candidates on a timely basis, if at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market.

Other regulatory requirements. Any drugs manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Need for Government Approval

The use of immortalized hepatocytes for drug discovery purposes does not require FDA approval. However, some of our products will be subject to regulation in the United States by the FDA and by comparable regulatory authorities in foreign jurisdictions. The Sybiol synthetic bio-liver device will be classified as a “biologic” regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of human immortalized liver cells for this application will also be regulated by the FDA. Development of therapeutic products for human use is a multi-step process. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of a new drug application, or NDA, to the FDA;

•	satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with current GMP, or cGMP, regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all.

Research and Development

In fiscal year 2005, our Company spent $947,764 on improving the function of our cell lines. Product development costs during fiscal year 2004 were $804,761. These efforts have been towards improving the functionality of our immortalized hepatocytes, introducing products utilizing these cells and expanding our intellectual property base. Improvements in the function of our immortalized hepatocytes will open more markets and expand the usage in the current markets for our cells.

Our research and development has also been funded by the National Institute of Health (“NIH”), Small Business Innovative Research (“SBIR”) and other grants.

Competition

We compete in the segments of the pharmaceutical and biotechnology markets that are highly competitive. We face significant competition from most pharmaceutical companies a well as biotechnology companies that are also researching and selling products similar to ours. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in research, some in direct competition with us. We believe that our ability to successfully compete will depend on, among other things:

•	Our drug candidates’ efficacy, safety and reliability;

•	The speed at which we develop our drug candidates;

•	The completion of clinical development and laboratory testing and obtaining regulatory approvals for drug candidates;

•	The timing and scope of regulatory approvals for our drug candidates;

•	Our ability to manufacture and sell commercial quantities of a drug to the market;

•	Acceptance of our drugs by physicians and other health care providers;

•	The willingness of third party payors to provide reimbursement for the use of our drugs;

•	Our ability to protect our intellectual property and avoid infringing the intellectual property of others;

•	The quality and breadth of our technology;

•	Our employees’ skills and our ability to recruit and retain skilled employees;

•	Our cash flows under existing and potential future arrangements with licensees, partners and other parties; and

•	The availability of substantial capital resources to fund development and commercialization activities.

Our competitors may develop drug candidates and market drugs that are less expensive and more effective than our future drugs or that may render our drugs obsolete. Our competitors may also commercialize competing drugs before we or our partners can launch any drugs developed from our drug candidates.

Other companies that are early-stage are currently developing alternative treatments and products that could compete with our drugs. These organizations also compete with us to attract qualified personnel and potential parties for acquisitions, joint ventures or other strategic alliances.

Employees

As of September 21, 2006, we had eight full-time employees.

Description Of Property

On April 6, 2005, the Company entered into a three-year sublease agreement for new research and administrative facilities. Remaining basic rental commitments under the sublease agreement as of November 30, 2005 total $241,685 payable as follows: $98,206, $103,778 and $39,701 in the years ending November 30, 2006 through November 30, 2008, respectively. The sublease agreement also provides for an optional three-year renewal period. As a result of the relocation of operations during the year ended November 30, 2005, the Company recognized a loss associated with the abandonment of leasehold improvements of $14,286.

The Company owns a parcel of undeveloped land near the Grand Canyon. During the year ended November 30, 2005 the Company sold lots with a carrying value of $45,794 for $2,620 in cash and the buyer’s assumption of the applicable unpaid property taxes in the amount of $179,728, which resulted in the Company recording a gain on sale of property of $136,554. Real estate held for sale of $1,405 is included in other assets and unpaid property taxes of $6,229 are included in accrued expenses on the Company’s condensed consolidated balance sheet as of November 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Registration Statement contains forward-looking statements that involve a number of risks and uncertainties as well as assumptions that if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Although the Company’s forward looking statements reflect the good faith judgment of our management, these statements can only be based on facts and the factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements. The Management’s Discussion and Analysis for the years ended November 30, 2005 and 2004 and for the three-month and nine-month periods ending August 31, 2006 and 2005 presented below reflects certain restatements to the Company’s previously reported results of operations for these periods.

Overview

MultiCell Technologies, Inc. was incorporated in Delaware on April 28, 1970 as Exten Ventures, Inc., and subsequently changed its name to Exten Industries, Inc. (“Exten”). Exten acquired MultiCell Associates Inc. in September 2001. An agreement of merger between Exten and MultiCell Associates was entered into on March 20, 2004 whereby MultiCell Associates ceased to exist and all of its assets, property, rights and powers, and debts, were transferred to and vested in Exten as the surviving corporation. Effective April 1, 2004 Exten changed its name to MultiCell Technologies, Inc. (“MultiCell”). MultiCell operates three subsidiaries, MCT Rhode Island Corp., Xenogenics Corporation (“Xenogenics”), and as of September 2006, MultiCell holds approximately 67% of the outstanding shares (on an as if converted basis) of a newly formed subsidiary, MultiCell Immunotherapeutics, Inc. (“MCTI”). As used herein, the “Company” refers to MultiCell, together with MCT Rhode Island Corp., Xenogenics, and MCTI. Our principal offices are at 701 George Washington Highway, Lincoln, RI 02865. Our telephone number is (401) 333-0610.

Following the formation of MCTI during September 2005 and the recent in-licensing of drug candidates, the Company is pursuing research and development of therapeutics in addition to continuing to advance its cellular systems business. Historically, the Company has specialized in developing primary liver cell immortalization technologies to produce cell-based assay systems for use in drug discovery. The Company seeks to become an integrated biopharmaceutical company that will use its proprietary cell-based systems and immune system modulation technologies to discover, develop and commercialize new therapeutics itself and with strategic partners.

In August 2003, MultiCell signed an exclusive sales, manufacturing and distribution agreement for the use of two of its cell lines by XenoTech, an unrelated party. The agreement, which had a term of seven years, required XenoTech to make an initial non-refundable payment of $800,000 to MultiCell in August 2003. This payment represented consideration for and a guarantee of Nosan’s (XenoTech’s distributor) right of first negotiation for distribution rights for the Asia Pacific Rim, should MultiCell successfully complete the development of its cell lines for the production of proteins, other cellular constituents and or drug-like molecules. Additional consideration under the August 2003 agreement included a $700,000 royalty prepayment. This prepayment was an advance against the minimum royalty payment of $800,000 for the first royalty period, which was 16 months, culminating on November 30, 2004. The subsequent 5 royalty periods were to be 12 months and the last royalty period was to be 8 months. Under the agreement, XenoTech was to bear all the costs for its manufacturing and sales activities and make specified minimum periodic royalty payments that total $18 million over the 7 year term of the agreement to maintain distribution exclusivity. The agreement required XenoTech to make royalty payments to MultiCell of 17.5% of net sales for the direct sale of its cells and 34% of net sales derived from any sublicense agreement. Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech was required to pay a $2.1 million minimum royalty amount as a condition of its exclusivity. As collection of the contractual amount was no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period instead of the minimum royalty amount. On February 1, 2006, the Company terminated the agreement with XenoTech due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. As a result of this termination, the Company recognized income for the remaining amount of deferred income of $533,333 in the quarter ended February 28, 2006, which had been scheduled to be recognized over a longer period.

Regardless of the outcome of our negotiations with potential partners or acquirers of our cell line business, we have operated and will continue to operate our business and seek to minimize expenses. Our largest expenses relate to personnel and meeting the legal and reporting requirements of being a public company. By utilizing consultants whenever possible, and asking employees to manage multiple responsibilities, operating costs are minimized. Additionally, several employees and our Board of Directors receive Company stock in lieu of cash as all or part of their compensation to help in the effort to minimize monthly cash flow. With our strategic shift in focus on therapeutic programs and technologies, however, we expect our future cash expenditures to increase significantly as we advance our therapeutic programs into clinical trials.

As funding permits, we intend to gradually add scientific and support personnel. We want to add specialists for our key research areas. These strategic additions will help us expand our product offerings leading us to additional revenues and profits. As revenues increase, additional administrative personnel will be necessary to meet the added workload. Other expenses, such as sales and customer service, will be added commensurate with increased revenues. The Company’s current research and development efforts focus on development of future cell line products and redesign of existing products. Due to the ongoing nature of this research, we are unable to ascertain with certainty the estimated completion dates and total costs associated with this research. As with any research efforts, there is uncertainty and risk associated with whether these efforts will produce results in a timely manner so as to enhance the Company’s market position. Company sponsored research and development costs related to future products and redesign of present products are expensed as incurred. For the three months ended August 31, 2006 and 2005, research and development costs were $592,380 and $254,074, respectively. For the nine months ended August 31, 2006 and 2005, research and development costs were $1,378,604 and $605,924, respectively. Research and development costs include such costs as salaries, employee benefits, costs determined utilizing the Black-Scholes option-pricing model for options issued to the Scientific Advisory Board, and supplies.

The Application of Critical Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development – Company sponsored research and development costs related to future products and redesign of present products are expensed as incurred. Such costs are offset partly by proceeds from research grants.

License Agreements – Costs incurred to obtain license agreements are capitalized and amortized on a straight-line basis over the term of the respective agreement.

Revenue Recognition – The Company’s revenues have been generated primarily from contractual research activities and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech, LLC (“XenoTech”). Management believes such sources of revenue (such as a distribution agreement with a new partner) will be part of the Company’s ongoing operations. The Company applies the guidance provided by SEC Staff Accounting Bulletin Topic 13, “Revenue Recognition” (“Topic 13”). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contractual amounts is reasonably assured. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12 - month period subsequent to the balance sheet date are classified as a current liability. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

Prior to December 1, 2004, the Company had recognized revenues under its exclusive distribution agreement with XenoTech based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech was required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. As collection of the contractual amount was no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period instead of the minimum royalty amount. Such revenues amounted to $10,246 and $47,318 for the three and nine months ended August 31, 2006 and $38,930 and $60,667 for the three and nine months ended August 31, 2005, respectively. On February 1, 2006, the Company terminated the license agreement with XenoTech discussed in Note 10, due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. As a result of this termination, the Company recognized in income the remaining amount of deferred income of $533,333 in the quarter ended February 28, 2006, which had been scheduled to be recognized over a longer period.

Stock-Based Compensation – In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123 “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”), which provided for the use of the intrinsic value method of accounting for employee stock options. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first quarter of the first annual reporting period that begins after December 15, 2005. Under SFAS 123R, the use of the intrinsic value method and the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

The Company has adopted the provisions of SFAS 123R effective December 1, 2005 and has selected the Black-Scholes method of valuation for share-based compensation. The Company has adopted the modified prospective transition method which does not require restatement of prior periods. Instead, it requires that compensation cost be recorded as earned for all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123R. The charge is being recognized in research and development and selling, general and administrative expenses over the remaining service period after the adoption date based upon the original estimate of fair value of the options as of the grant date.

Long-Lived Assets – Long-lived assets that do not have indefinite lives, such as property and equipment and license agreements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses for assets to be held and used are then measured based on the excess, if any, of the carrying amounts of the assets over their fair values. Long-lived assets to be disposed of in a manner that meets certain criteria are stated at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29”. The guidance in Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”) is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 has not had a material impact on our financial position and results of operations.

Results of Operations

The following discussion is included to describe our consolidated financial position and results of operations. The consolidated financial statements and notes thereto contain detailed information that should be referred to in conjunction with this discussion.

Year Ended November 30, 2005 Compared to Year Ended November 30, 2004

Revenue. Total revenue for the year ended November 30, 2005 was $209,156, as compared to revenue of $759,925 for the prior fiscal year, a decrease of $550,769. In the prior year $450,000 was recognized as amortization of the $700,000 royalty prepayment made by XenoTech for the first 16 month royalty period. This prepayment period ended November 30, 2004. Revenues under the XenoTech agreement commencing December 1, 2004 are being recognized based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period. On June 15, 2005, the Company announced the launch of a shrink-wrap version of its product. On February 1, 2006, the Company terminated the agreement with XenoTech due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. We have negotiated a license agreement with Pfizer allowing them to continue to use our cell lines for research. Revenues earned under this license agreement, to date, have not been significant.

Operating Expenses. Total operating expenses increased to $6,234,726 for the fiscal year ended November 30, 2005, from $2,261,486 for the fiscal year ended November 30, 2004, representing an increase of $3,973,240. As of November 30, 2005, management tested the carrying value of its license agreement with Rhode Island Hospital for impairment by using a discounted cash flow analysis of the estimated future sales of the Company’s cell line business and concluded that it had been impaired. Therefore, the Company has recognized a charge of $1,626,075 to write-down the estimated value of the license agreement in the year ended November 30, 2005. (See Note 8 to the consolidated financial statements.) Research and development expenses increased in fiscal year 2005 by $143,003, primarily attributable to an increase in research activity, reduced by grant proceeds of $81,368. Selling, general and administrative expenses increased by $2,193,571 in fiscal year 2005. This increase results from the Company increasing selling, general and administrative expenses due to the hiring of additional management personnel, increasing marketing and investor relations costs, as well as increasing costs associated with meeting the requirements of being a public company. Depreciation and amortization did not change materially in fiscal year 2005 from 2004.

Other Income (Expense). Interest expense for the fiscal year ended November 30, 2005 was $25,552, which represents a decrease of $60,398 from the fiscal year ended November 30, 2004. There was no amortization of debt discount for the year ended November 30, 2005, representing a decrease of $60,368 from the fiscal year ended November 30, 2004. These decreases were attributable to a reduction in the outstanding debt through payments and conversions of convertible notes and accrued interest into the Company’s common stock. Interest and dividend income for the fiscal year ended November 30, 2005 was $98,010, compared to $59,141 in the prior fiscal year. This increase is attributable to the Company having available funds to invest in marketable securities. The Company also recognized a gain on the sale of property in the amount of $136,554 during the fiscal year ended November 30, 2005.

Net loss. Net loss for the fiscal year ended November 30, 2005, was $5,682,947 compared to a net loss of $2,971,480 for the prior year, representing an increase in net loss of $2,711,467. The increase in the net loss for the fiscal year ended November 30, 2005 was attributable primarily to the write down of the license agreement with Rhode Island Hospital as noted in the operating expenses section above. Also contributing to this increase was a decrease in revenue and an increase in the remaining operating expenses (excluding the impairment charge previously noted) of $2,347,165 due to the Company incurring additional operating expenses relating to the management and marketing of the Company as described above, and the recognition of a reversal of a note receivable valuation allowance in the amount of $305,000 in the prior fiscal year. Also, the net loss applicable to common stockholders for the fiscal year ended November 30, 2004 included a one-time non-cash charge of $1,721,144 due to the beneficial conversion feature attributable to the difference between the purchase price and the fair value of the common stock to which the Series I preferred stock issued in July 2004 was convertible.

Quarter Ended August 31, 2006 Compared to the Quarter Ended August 31, 2005

Revenue. Total revenue for the three months ended August 31, 2006 was $28,874, as compared to revenue of $69,056 for the same quarter in the prior fiscal year, a decrease of $40,182. As a result of the termination of the Company’s agreement with Xenotech and the Company’s recognition of income for the remaining amount of deferred income associated with the Xenotech agreement which amounted to $533,333 in the quarter ended February 28, 2006, the Company had no deferred income recognition in the quarter ended August 31, 2006 related to the Xenotech agreement. In the prior year’s quarter, the Company recognized deferred income under the Xenotech agreement of $28,571. Additionally, the Company recognized royalty income of $10,246 during the current year’s quarter related to sales of its cell lines by Xenotech as compared to $38,930 in the prior year, a decrease of $28,684. Partially offsetting these decreases was $17,328 in license revenues recognized during the quarter ended August 31, 2006. As a result of the termination of the Company’s agreement with Xenotech, the Company took over a sub-license that Xenotech had with Bristol Myers Squibb. During the quarter, the Company received an annual license fee of $55,000 that was initially recorded to deferred income with $17,328 recognized as income in the current quarter.

Operating Expenses. Total operating expenses for the three months ended August 31, 2006 were $1,287,062 representing an increase of $242,022, as compared to the same period in the prior fiscal year. This increase resulted from the Company increasing its research and development expenses by $338,306, primarily due to the formation of MultiCell Immunotherapeutics, Inc. (“MCTI”) in September 2005. Selling, general and administrative expenses decreased by $95,691, primarily due to decreases in stock based compensation for services (non cash expenses) offset, in part, by increases due to the formation of MCTI.

Other income/(expense). The Company recognized a $3,847 gain on the sale of undeveloped land near the Grand Canyon in the prior year’s quarter. There was no comparable item in the current fiscal year’s quarter. Interest expense decreased $2,621 in the current year as a result of a reduction in the Company’s outstanding debt through payments and conversions of convertible notes and accrued interest into the Company’s common stock. Interest and dividend income for the quarter ended August 31, 2006 was $136, as compared to $37,928 in the previous year. This decrease is attributable to the Company not having available funds to invest in marketable securities in the current year. Also in the three months ended August 31, 2006, the Company had an increase of $116,609 in minority interest in net loss of subsidiary due to an acquisition in September 2005.

Net Loss. Net loss for the three months ended August 31, 2006 was $1,135,980, as compared to a net loss of $931,367 for the same period in the prior fiscal year, representing an increase in the net loss of $204,613. The primary reason for this increase loss in the current year is due to increased operating expenses as explained above.

Non-cash deemed dividend related to beneficial conversion feature of Series B preferred stock. In connection with the issuance of the Series B preferred stock and warrants, the Company recorded $1,700,000 related to the beneficial conversion feature on the Series B preferred stock and fair value of the warrants as a deemed dividend. This deemed dividend increased the carrying value of the preferred stock. A beneficial conversion feature is present because the effective conversion price of the Series B preferred stock was less than the fair value of the common stock on the date of issuance. The beneficial conversion feature on the issuance of the Series B preferred stock was calculated as $1,244,076. However, because the combined value of the beneficial conversion feature plus the value of the warrants issued to the Series B preferred holders as calculated using the Black-Scholes pricing model exceeded the carrying value of the net proceeds received in the private placement, the deemed dividend recorded was limited to $1,700,000. The deemed dividend increased the loss applicable to common stockholders in the calculation of basic loss per common share.

Preferred stock dividends. In connection with the issuance of the Series B preferred stock and warrants, commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying (A) $100 per share by the higher of the Wall Street Journal Prime Rate plus one percent (1%), or nine percent (9%). In no event will the dividend rate be greater than 12% per annum. The dividend shall be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first (1st) day of such month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to eighty-five percent (85%) of the otherwise applicable conversion price.

Nine months Ended August 31, 2006 Compared to the Nine months Ended August 31, 2005

Revenue. Total revenue for the nine months ended August 31, 2006 was $601,880, as compared to revenue of $150,571 for the nine months in the prior fiscal year, an increase of $451,309. In the current nine months ended August 31, 2006, as a result of the termination of the Company’s agreement with Xenotech, the Company recognized income for the remaining amount of deferred income associated with the Xenotech agreement which amounted to $533,333. In the prior year’s nine month period, the Company recognized deferred income under the Xenotech agreement of $85,714. Additionally, the Company recognized royalty income of $47,318 related to sales of its cell lines by Xenotech as compared to $60,667 in the prior year. Additionally, as a result of the termination of the Company’s agreement with Xenotech, the Company took over a sub-license that Xenotech had with Bristol Myers Squibb. During the current nine month period, the Company received an annual license fee of $55,000 that was initially recorded to deferred income with $17,328 recognized as income in the current nine month period.

Operating Expenses. Total operating expenses for the nine months ended August 31, 2006 were $4,001,507, representing an increase of $697,731, as compared to the same period in the prior fiscal year. This increase results from the Company increasing research and development expenses by $772,680 due to the formation of MCTI in September 2005 and the recent in-licensing of drug candidates. Selling, general and administrative expenses decreased by $66,579 (2.6%.) This is primarily due to decreases in stock based compensation for services (non cash expenses) in the current year.

Other income/(expense). Losses on the sale of marketable securities for the nine months ended August 31, 2006 were $22,151. There were no losses on the sale of marketable securities in the six month period in the prior fiscal year as the Company had no marketable securities in the prior year. The Company recognized a $136,016 gain on the sale of undeveloped land near the Grand Canyon in the prior year’s nine month period in addition to a loss of $14,286 on the abandonment of leasehold improvements, also in the prior year’s nine month period. There were no comparable items in the current fiscal year. Interest expense decreased $20,832 in the current year as a result of a reduction in the Company’s outstanding debt through payments and conversions of convertible notes and accrued interest into the Company’s common stock. Interest and dividend income for the nine months ended August 31, 2006 was $23,036, as compared to $80,391 in the previous year. This decrease is attributable to the Company having less available funds to invest in marketable securities in the current year. Also in the nine months ended August 31, 2006, the Company had a $409,687 increase in the minority interest in net loss of subsidiary due to an acquisition in September 2005.

Net Loss. Net loss for the nine months ended August 31, 2006 was $2,972,880, as compared to a net loss of $2,950,741 for the same period in the prior fiscal year, representing a decrease in the net loss of $22,139 (0.8%.) The primary reason for this reduced loss in the current year is due to the Company recognizing in income for the remaining amount of deferred income associated with the Xenotech agreement in the first quarter which amounted to $533,333. This increased income was partially offset by increased operating expenses as explained above.

Non-cash deemed dividend related to beneficial conversion feature of Series B preferred stock. In connection with the issuance of the Series B preferred stock and warrants, the Company recorded $1,700,000 related to the beneficial conversion feature on the Series B preferred stock and fair value of the warrants as a deemed dividend. This deemed dividend increased the carrying value of the preferred stock. A beneficial conversion feature is present because the effective conversion price of the Series B preferred stock was less than the fair value of the common stock on the date of issuance. The beneficial conversion feature on the issuance of the Series B preferred stock was calculated as $1,244,076. However, because the combined value of the beneficial conversion feature plus the value of the warrants issued to the Series B preferred holders as calculated using the Black-Scholes pricing model exceeded the carrying value of the net proceeds received in the private placement, the deemed dividend recorded was limited to $1,700,000. The deemed dividend increased the loss applicable to common stockholders in the calculation of basic loss per common share.

Preferred stock dividends. In connection with the issuance of the Series B preferred stock and warrants, commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying (A) $100 per share by the higher of the Wall Street Journal Prime Rate plus one percent (1%), or nine percent (9%). In no event will the dividend rate be greater than 12% per annum. The dividend shall be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first (1st) day of such month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to eighty-five percent (85%) of the otherwise applicable conversion price.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the issuance of debt or equity instruments. The following is a summary of our key liquidity measures at August 31, 2006 and November 30, 2005:

	Aug. 31, 2006	Nov. 30, 2005
Cash and cash equivalents	$568,964	$1,515,475
Marketable securities	—	1,138,201

Total cash and cash equivalents and marketable securities	$568,964	$2,653,676

Current assets	$729,585	$2,806,708
Current liabilities	859,503	1,144,009

Working capital (deficiency)	$(129,918)	$1,662,699

Due to our financial condition at August 31, 2006, we do not believe that our existing funds and existing sources of funds (royalties and grant income) are sufficient to allow the Company to continue our operations without making adjustments to our current programs beyond October 31, 2006. Additionally, with our strategic shift in focus to therapeutic programs and technologies, we expect our future cash requirements to increase significantly as we advance our therapeutic programs into clinical trials. Until we are successful in raising additional funds, we may have to prioritize our therapeutic programs and delays may be necessary in some of our development programs. Specifically, one of our current priorities is for the development of MCT-125 (i.e. a potential treatment for fatigue in patients with MS) and we must make a milestone payment to Amarin Neuroscience in order for us to maintain our rights to MCT-125. This $400,000 milestone payment was originally due on October 31, 2006. The Company and Amarin Neuroscience have verbally agreed on October 17, 2006, subject to final documentation, that $100,000 of this milestone payment shall be paid on October 31, 2006, and $300,000 of this milestone payment shall be deferred until December 15, 2006. If we cannot make such payment, Amarin Neuroscience will have the right to terminate our rights to MCT-125. As a result, the Company is actively seeking to raise additional funds for its current operations through the sale of our common and/or preferred stock, warrants and /or the issuance of debt.

On May 3, 2006, MultiCell entered into a common stock purchase agreement with Fusion Capital, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from the Company up to an aggregate amount of $8 million from time to time over a 25 month period. MultiCell has authorized 8,000,000 shares of its common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The Company does not have the right to commence any sales of its shares to Fusion Capital until the SEC has declared effective the registration statement. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, the Company generally has the right but not the obligation from time to time to sell its shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. The Company commenced the first sale of its shares to Fusion Capital on or about October 25, 2006. MultiCell has the right to control the timing and amount of any sales of its shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the Company’s shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of MultiCell’s common stock on any business day that the price of its common stock is below $0.20. The agreement may be terminated by MultiCell at any time at the Company’s discretion without any cost to the Company.

We anticipate using the proceeds from this financing for general corporate purposes, including the advancement of MCT-125 in a pivotal Phase IIb/III clinical trial for the treatment of fatigue in Multiple Sclerosis, subject to the holders of our Series B Convertible Preferred Stock electing to require the Company to use 25% of the proceeds received by the Company under the common stock purchase agreement with Fusion Capital to repurchase and redeem their Series B preferred stock or common stock that such Series B preferred stock are convertible into.

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital will retain the original 1,572,327 shares of common stock and return the warrant to the Company.

On July 14, 2006, the Company completed a private placement of Series B convertible preferred stock. A total of 17,000 Series B shares were sold to accredited investors at a price of $100 per share. The Series B shares are convertible at any time into common stock at a conversion price determined by dividing the purchase price per share of $100 by $0.32 per share (the “Conversion Price.”) The Conversion Price is subject to equitable adjustment in the event of any stock splits, stock dividends, recapitalizations and the like. In addition, the Conversion Price is subject to weighted average anti-dilution adjustments in the event the Company sells common stock or other securities convertible into or exercisable for common stock at a per share price, exercise price or conversion price lower than the Conversion Price then in effect in any transaction (other than in connection with an acquisition of the securities, assets or business of another company, joint venture and employee stock options.) The conversion of the Series B preferred stock is limited for each investor to 9.99% of the Company’s common stock outstanding on the date of conversion. The Series B preferred stock does not have voting rights. Commencing on the date of issuance of the Series B preferred stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B preferred stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of (a) the Wall Street Journal Prime Rate plus 1%, or (b) 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to 85% of the otherwise applicable conversion price.

If the Company draws any proceeds from the Company’s equity line credit facility with Fusion Capital, the purchasers may require the Company to use 25% of the gross proceeds received by the Company under such equity line to repurchase and redeem purchaser’s Series B Shares or Series B Preferred shares converted into Common Stock, as determined in the discretion of such purchaser. Series B Shares so redeemed shall be redeemed at $100 per share, plus accrued and unpaid dividends thereon, and shares of Common Stock so redeemed shall be redeemed at a price per share equal to the value weighted average closing price of the Company’s Common Stock over the immediately preceding five trading days, plus accrued and unpaid dividends thereon.

Until the earlier of (a) two (2) years after the closing date or (b) the date upon which all of the Series B Shares have been converted into Common Stock, the purchasers shall have a right of first refusal on any financing in which the Company is the issuer of debt or equity securities. If (a) the Company raises debt or equity financing during the right of first refusal period, (b) the Company’s Common Stock is trading below the conversion price of the Series B Shares at the time of such financing, and (c) the purchasers do not exercise their right of first refusal, then the Company shall, at the option of any purchaser, use 25% of the net proceeds from such financing to redeem such purchasers’ shares of Series B Preferred Stock or Common Stock, as determined by such purchaser. The redemption price shall be determined in the same manner as any redemption set forth in the preceding paragraph. In addition, if an event of default (as defined in the agreement) occurs, the conversion price of the Series B Shares (as set forth below) shall be reduced to 85% of the then applicable conversion price of such shares.

In addition, the purchasers also received warrants to acquire up to 10,500,000 shares of the Company’s common stock. The terms associated with the warrants are described in Note 6. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series B preferred stock shall be entitled to be paid second in priority to the Series I preferred stock holders out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series B preferred stock held plus any declared but unpaid dividends. After such payment has been made in full, such holders of Series B preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

The two transactions entered into on October 5, 2006 and July 14, 2006, in addition to future capital raising activities, we believe may allow us greater flexibility in the development of our products and product candidates, additional liquidity, and the ability to complete strategic mergers and acquisition of product candidates for development.

Cash provided by (used in) operating, investing and financing activities for the nine months ended August 31, 2006 and 2005 is as follows:

	Aug. 31, 2006	Aug. 31, 2005 (As Restated)
Operating activities	$(3,057,021)	$(2,098,624)
Investing activities	493,240	(593,315)
Financing activities	1,617,270	3,906,846

Net increase (decrease) in cash and cash equivalents	$(946,511)	$1,214,907

Operating Activities

The most significant difference between our net loss and our cash used in operating activities is due to non-cash charges included in our net loss for services that are paid through the issuance of common stock, options and warrants ($475,305 in 2006 and $978,378 in 2005.) During the first nine months of 2006, another significant difference between our net loss for the quarter and our cash used in operations was due to the inclusion in income of a non-cash item related to the remaining amount of deferred income associated with the Xenotech agreement which amounted to $533,333. Other non-cash charges included in our net loss include an allowance for bad debts recorded in 2006 ($47,519), depreciation and amortization ($112,682 in 2006 and $121,052 in 2005) and non-cash charges related to minority interest in loss of subsidiary ($430,368 in 2006 and $20,681 in 2005.) Changes in operating assets and liabilities decreased the cash used in operations in 2006 ($184,880) but increased the cash used in operations in 2005 ($99,902) offsetting the effects of the above mentioned non-cash charges.

Investing Activities

Net cash provided by investing activities in 2006 related to the sale of marketable securities to fund the operations of the Company which amounted to $1,114,488. In the prior year, we purchased marketable securities amounting to $1,153,025. In the current year, the cash provided from the sale of marketable securities was offset by cash licensing fee payment of $600,000 that was capitalized in the Company’s balance sheet and will be amortized on a straight-line basis over twenty years (see Note 7.) On June 28, 2006, the Company entered into a letter agreement with Amarin amending the timing of the second license payment to be made to Amarin as outlined in the original License Agreement. In that letter agreement, the parties agreed to extend the deadline for the Company to make its second licensing payment which was to be made in May 2006. Under the terms of the agreement, the original second payment due to Amarin will be split into three payments. The first payment of $100,000 was due and paid 10 days after the closing of a financing for the Company (closed on July 14, 2006), the second payment will be due within 30 days of the Company’s registration statement for an equity line being declared effective by the SEC and the final payment will be due October 31, 2006. In no event will the remaining payments be due after October 31, 2006. In the event that the Company defaults in making any of the required payments under the letter agreement, Amarin will have, at its option, the right to terminate the License Agreement by giving seven days prior written notice to MultiCell Technologies at any time. On October 17, 2006, the Company and Amarin Neuroscience have verbally agreed, subject to final documentation, that the remaining second and third milestone payments of $400,000 in the aggregate shall be rescheduled. $100,000 shall be paid on October 31, 2006, and $300,000 shall be paid on December 15, 2006. In the first quarter of 2005, we generated $600,000 from the collection of a note receivable. Cash used in investing activities in both years related to the purchase of equipment.

Financing Activities

Net cash provided by financing activities in the nine month period ended August 31, 2006 related primarily to a $1,700,000 private placement completed in July 2006 resulting in net proceeds of $1,660,000, in exchange for the issuance of 17,000 shares of Series B preferred stock and 10,500,000 warrants. This transaction has substantially improved the Company’s liquidity position at August 31, 2006. Additionally, the Company paid $35,000 to investment bankers during the nine months ended August 31, 2006 for due diligence and legal fees associated with potential financings for the Company. Net cash provided by financing activities in the nine month period ended August 31, 2005 related primarily to a $4,000,000 private placement completed in February 2005 resulting in net proceeds of $3,441,721, in exchange for the issuance of 5,333,333 shares of common stock and related warrants. This transaction substantially improved the Company’s liquidity position at that time. The Company additionally received $465,125 in the prior year due to the exercise of stock options and warrants outstanding at that time.

Through August 31, 2006, a significant portion of our financing has been provided through private placements of preferred and common stock and the exercise of stock options and warrants. We have in the past increased, and if funding permits plan to increase further, our operating expenses in order to fund higher levels of product development, undertake and complete the regulatory approval process, and increase our administrative resources in anticipation of future growth. In addition, acquisitions such as MCTI increase operating expenses and therefore negatively impact, in the short term, the liquidity position of the Company. We anticipate that our future cash requirements may be fulfilled by potential direct product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technologies. We also anticipate the need for additional financing in the future in order to fund continued research and development and to respond to competitive pressures. We cannot guarantee, however, that enough future funds will be generated from operations or from the aforementioned or other potential sources. If adequate funds are not available or are not available on acceptable terms, we may be unable to fund expansion, develop new or enhance existing products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

Recent Financing Activities

At August 31, 2006, we had an accumulated deficit of $30,575,123. The report of our Independent Registered Public Accountants for the year ended November 30, 2005, includes an explanatory paragraph to their audit opinion, stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We have a net loss of $2,972,880 for the nine months ended August 31, 2006, and for the year ended November 30, 2005, a net loss of $5,682,947. Due to our financial condition at August 31, 2006, we do not believe that our existing funds and existing sources of funds (royalties and grant income) are sufficient to allow the Company to continue our operations without making adjustments to our current programs beyond October 31, 2006.

On May 3, 2006, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $8 million from time to time over a 25 month period. We have authorized 8,000,000 shares of our common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. We do not have the right to commence any sales of our shares to Fusion Capital until the Securities & Exchange Commission has declared effective the registration statement of which this prospectus is a part of. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness we generally have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. We commenced the first sale of our shares to Fusion Capital on or about October 25, 2006. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. The agreement may be terminated by us at any time at our discretion without any cost to us.

We anticipate using the proceeds from this financing for general corporate purposes, including the advancement of MCT-125 in a pivotal Phase IIb/III clinical trial for the treatment of fatigue in Multiple Sclerosis, subject to the holders of our Series B Convertible Preferred Stock electing to require the Company to use 25% of the proceeds received by the Company under the common stock purchase agreement with Fusion Capital to repurchase and redeem their Series B preferred stock or common stock that such Series B preferred stock are convertible into.

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital will hold the original 1,572,327 shares of common stock. The warrant issued to Fusion was returned to the Company.

On July 14, 2006, the Company completed a private placement of Series B convertible preferred stock. A total of 17,000 Series B shares were sold to accredited investors at a price of $100 per share for gross proceeds of $1.7 million. The Series B shares are convertible at any time into common stock at a conversion price determined by dividing the purchase price per share of $100 by the conversion price per share, initially $0.32. The conversion price is subject to equitable adjustment in the event of any stock splits, stock dividends, recapitalizations and the like. In addition, the conversion price is subject to weighted average priced-based anti-dilution adjustments, subject to certain exceptions. The conversion of the Series B preferred stock is limited for each Series B investor to a number of shares such that the beneficial ownership of such investor shall not be greater than 9.99% of the Company’s common stock outstanding on the date of conversion. The holders of Series B Preferred Stock shall not have the right to vote on shareholder matters; provided, however, consent or vote of holders of a majority of the issued and outstanding Series B Preferred Stock (voting together as a separate class) shall be required for certain significant transactions. In addition, the purchasers also received warrants to acquire up to 10,500,000 shares of the Company’s common stock at an exercise price of $0.35 per share. The warrants have a term of five years and expire on July 14, 2011. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series B preferred stock shall be entitled to be paid second in priority to the Series I preferred stock holders out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series B convertible preferred stock held. After such payment has been made in full, such holders of Series B convertible preferred stock shall be entitled to no further participation in the distribution of the assets of the Company. We are obligated to file a registration statement covering the resale of the shares issuable upon conversion of the Series B preferred stock and the shares issuable upon warrants issued in connection with Series B financing within 45 days of closing of the Series B financing. Commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of the Wall Street Journal Prime Rate plus 1%, or 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to eighty-five percent (85%) of the otherwise applicable conversion price. The registration statement has filed on August 28, 2006, and has not been declared effective. After such registration statement is effective, the investors in our Series B financing may sell none, some or all of the shares of common stock purchased from us pursuant to the Series B purchase agreement at any time.

Research Agreements

In October 2002, MultiCell Technologies was awarded a Phase I Small Business Innovation Research (“SBIR”) grant from the National Institutes of Health to study the production of therapeutic plasma proteins by immortalized, non-tumorigenic human hepatocytes. The aim of the SBIR award was to compare the function of MultiCell’s hepatocyte-derived products to recombinant and plasma-derived therapeutic plasma proteins. The grant was for $139,314 and was completed in December 2004. During the fiscal year ended November 30, 2005, the Company received $36,256 under the grant and has accounted for this as an offset to research and development expenses. On August 30, 2005, notification was received that a new Small Business Innovation Research award in the amount of $138,473 had been granted to the Company to create proprietary BioFactories™ that express a serine protease inhibitor recently implicated as a novel treatment for sepsis. During the fiscal year ended November 30, 2005, the Company received $45,113 under the grant and has accounted for this as an offset to Research and Development expenses.

Notes Payable

Notes payable as of November 30, 2004 of $425,000 was comprised of two convertible notes payable to related parties with interest at 10%, due on varying dates in 2004 and 2005 (see Note 13 in the audited consolidated financial statements). During the fiscal year ended November 30, 2005, convertible notes with a principal balance of $425,000 plus accrued interest of $94,272 were converted into 529,272 shares of the Company’s common stock at conversion prices of $.75 and $1.00 per share.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company as of September 30, 2006 were:

Name	Age	Position	Date elected(1)
W. Gerald Newmin	68	Chairman, Chief Financial Officer Secretary and Director	December 1, 1995(2)
Stephen Chang	50	Chief Executive Officer, President and Director	June 16, 2004(3)
Edward Sigmond	46	Director	May 17, 2000
Thomas A. Page	73	Director	September 11, 2003
Anthony E. Altig	49	Director	September 15, 2005
Ronald A. Faris	52	Chief Science Officer, Senior Vice President	January 27, 2004

(1)	Each director serves until the next annual meeting of stockholders.
(2)	Appointed as Chief Financial Officer, effective on October 5, 2006.

(3)	Elected as Chief Executive Officer on May 23, 2006.

W. Gerald “Jerry” Newmin joined the Company in June 1995. He currently serves as the Co-Chairman, Chief Financial Officer and Secretary. Mr. Newmin served as Chief Executive Officer of the Company from June 1995 to May 2006. Mr. Newmin is Chairman, Chief Executive Officer, Secretary and a director of Xenogenics, a partially-owned subsidiary, Chairman, Chief Executive Officer, Secretary and director of MCT Rhode Island Corp, a wholly-owned subsidiary of the Company and Chief Executive Officer, Secretary and a director of MCTI, a partially-owned subsidiary of the Company. He serves on the Board of Directors of San Diego Defcomm, a not-for-profit consortium of defense companies based in San Diego. Mr. Newmin has a Bachelor’s degree in Accounting from Michigan State University.

Stephen Chang, Ph.D. has served as a director of the Company since June 2004, became President of the Company in February 2005, and became Chief Executive Officer in May 2006. Dr. Chang also serves as President of MultiCell Immunotherapeutics, Inc., a subsidiary of the Company. Dr. Chang is President of CURES, a coalition of patient advocates, biotechnology companies, pharmaceutical companies and venture capitalists dedicated to ensuring the safety, research and development of innovative life saving medications. Dr. Chang is on the board of BIOCOM, San Diego’s premier life sciences organization. Dr. Chang was chief science officer and vice president of Canji Inc./Schering Plough Research Institute in San Diego from 1998 to 2004. Dr. Chang earned his doctoral degree in Biological Chemistry, Molecular Biology and Biochemistry from the University of California, Irvine. Prior to that he received a bachelor of science in Zoology, Microbiology, and Cell and Molecular Biology from the University of Michigan and a USPHS Postdoctoral Fellowship at the Baylor College of Medicine.

Edward Sigmond has served as a director of the Company since May 2000. He has been in sales, marketing and operations management for the past 20 years. Mr. Sigmond has served as president of Kestrel Holdings, Inc., a holding company, since its inception in 1997. Mr. Sigmond served as president of Kestrel Development, a Texas based real estate development company, from 1993 to 1998 when it was dissolved. He studied Marketing and Chemistry at Duquesne University.

Thomas A. Page has served as a director of the Company since September 2003. Mr. Page is Director Emeritus and former Chairman of the Board and CEO of Enova Corporation and San Diego Gas and Electric Company (now part of Sempra Energy). Prior to the formation of Sempra Energy Corporation as a holding company in 1996, Mr. Page was SDG&E’s chairman, president and CEO. Mr. Page held one or more of these positions until his retirement in 1998. Mr. Page joined SDG&E in 1978 as executive vice president and COO. In 1981, he was elected president and CEO and added the chairmanship in 1983. Mr. Page has been active in numerous industrial, community and governmental associations and has funded medical research. He is a director of the San Diego Regional Economic Development Corporation, Community National Bank, Sys Technologies and is an advisory director of Sorrento Ventures. Mr. Page earned a Bachelor of Science degree in civil engineering, a masters in industrial administration and was awarded a doctorate in management, all from Purdue University. He has been licensed as an engineer and as a certified public accountant (CPA). Mr. Page also serves on the University of California Presidents Council on the National Laboratories.

Anthony E. Altig has served as a director of the Company since September 2005. Mr. Altig serves as the Chair of the Audit Committee of the Company. Mr. Altig has extensive experience in financial management, strategic planning and financial reporting primarily with biotechnology and other technology companies. Since 2004 Mr. Altig has been the Chief Financial Officer of Diversa Corporation a leader in providing proprietary genomic technologies for the rapid discovery and optimization of novel protein based products. From 2002 through 2004 Mr. Altig served as the Chief Financial Officer of Maxim Pharmaceuticals, a public biopharmaceutical company. Prior to Maxim, Mr. Altig served as the Chief Financial Officer of NBC Internet, Inc., a leading Internet portal company, which was acquired by General Electric. Mr. Altig’s additional experience includes his role as the Chief Accounting Officer at USWeb Corporation, as well as his experience serving biotechnology and other technology companies during his tenure at both PricewaterhouseCoopers and KPMG. Mr. Altig is a certified public accountant and is a graduate of the University of Hawaii.

Ronald Faris, Ph.D. has been our Chief Science Officer since January 27, 2004. Dr. Faris joined the Company in May 2001 and served as President and Chief Science Officer of the MCT subsidiary until spring 2004. Dr. Faris is Senior Vice President and Chief Science Officer and a director of MCT Rhode Island Corp. Dr. Faris is also Senior Vice President and Chief Science Officer of Xenogenics Corporation. Prior to that, he consulted with the Company for two years. Dr. Faris recently worked as the Director of Pediatric Oncology Research at the Rhode Island Hospital, Providence Rhode Island and as an Associate Professor of Pediatrics and Pathology, Brown University. Dr. Faris received his Bachelor of Science degree in Biochemistry from Virginia Polytechnic Institute and State University and his Doctorate in Nutritional Toxicology/Biochemistry from Cornell University. He holds a patent on adult stem cells and has authored numerous publications related to hepatic research.

Audit Committee and Financial Expert

The Audit Committee of the Board of Directors oversees the Company’s corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company’s audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company’s Annual Report on Form 10-KSB; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the Company’s quarterly financial statements. Three directors comprise the Audit Committee: Anthony Altig (Chairman), Edward Sigmond and Tom Page.

The Board of Directors annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 10A-3 of the Exchange Act of 1934). The Board of Directors has determined that Anthony Altig and Thomas A. Page qualify as “audit committee financial experts,” as defined in applicable SEC rules. The Board made a qualitative assessment of Anthony Altig’s and Thomas A. Page’s level of knowledge and experience based on a number of factors, including their formal education and experience as financial experts and their prior experience as a certified public accountants. The Audit Committee met five times during the fiscal year ended November 30, 2005.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years November 30, 2005, 2004 and 2003, compensation awarded or paid to, or earned by, the Company’s Chief Executive Officer and its other three most highly compensated executive officers at November 30, 2005 (the “Named Executive Officers”):

Summary Compensation Table

	Annual Compensation								Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)			Restricted Stock Awards $		Securities Options/SARs #
W. Gerald Newmin Co-Chairman of the Board, Chief Executive Officer, President, Treasurer, Secretary and Director	2005 2004 2003	$ $ $	95,041 0 0	$ $ $	0 0 0	$ $ $	88,000 65,250 55,000	(1) (1) (1)	$ $ $	0 0 0	0 50,000 0
Stephen Chang, Ph.D. President and Director	2005 2004	$ $	188,179 0	$ $	0 0	$ $	88,000 10,000	(1) (1)	$ $	0 0	1,000,000 130,000
Ronald A. Faris, Ph.D. Chief Scientific Officer, Senior Vice President	2005 2004 2003	$ $ $	148,569 145,542 161,300	$ $ $	0 50,000 0	$ $ $	0 0 0		$ $ $	0 0 0	200,000 100,000 0
Janice D. DiPietro Chief Financial Officer(2)	2005 2004	$ $	176,702 46,676	$ $	0 0	$ $	122,235 9,375	(3) (3)	$ $	0 0	50,000 0

(1)	Represents the fair market value of shares of our common stock paid in lieu of cash based on the closing market price of our common stock on the date of approval by our board of directors. A total of 94,806, 32,294, and 191,751 shares were issued to Mr. Newmin in fiscal 2005, 2004, and 2003 respectively, and a total of 4,466, a total of 122,305 and 11,950 shares were issued to Dr. Chang in fiscal 2005 and 2004, respectively.

(2)	Dr. DiPietro was elected Chief Financial Officer of our Company on July 9, 2004. Effective January 9, 2006, Dr. DiPietro’s status changed to consultant upon the appointment of Gerard A. Wills as the company’s Chief Financial Officer.

(3)	Represents fees paid to Tatum CFO Partners, LLP of which Dr. DiPietro is a Managing Partner.

Stock Option Grants in Fiscal Year 2005

The Company grants options to its executive officers under its 2004 Equity Incentive Plan. As of September 21, 2006, options to purchase a total of 2,352,000 shares were outstanding under the Incentive Plan and options to purchase 4,648,000 shares remained available for grant under the plan.

The following tables show for the fiscal year ended November 30, 2005, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Stephen Chang, Ph.D.	1,000,000	63%	$1.40	1/27/2010
Ronald A. Faris, Ph.D.	200,000	13%	$1.40	5/25/2010
Janice D. DiPietro	50,000	3%	$0.80	12/7/2009

Option Exercises and Fiscal Year-end Values,

The following table presents information for the named officer in the Summary Compensation Table with respect to options exercised during fiscal 2005 and unexercised options held as of the end of the fiscal year.

Aggregated Options Exercised in Fiscal Year 2005 and Fiscal Year End Option Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (11/30/05) Exercisable/ Unexercisable	Value of Unexercisable In-the-Money Options at Fiscal Year End (11/30/05) Exercisable/ Unexercisable
W. Gerald Newmin	115,000	$50,600	27,778 /22,222	$0 / $0
Stephen Chang, Ph.D.			523,333 /606,667	$0 / $0
Ronald A. Faris, Ph.D.			438,444 /155,556	$78,200/ $0
Janice D. DiPietro			22,222 / 27,778	$0 / $0

(1)	Based on the closing price of $ .70 per share for the last business day of the fiscal year ended November 30, 2005.

Compensation of Directors

Each director of the Company receives a per meeting fee of $3,000 for each board meeting attended. The Chairman of the Audit Committee was paid $4,000 per meeting for each Audit committee meeting attended during the year and each committee member received $1,000 per meeting attended. The Chairman of the Nominating, Corporate Governance and Compensation Committee was paid $2,000 per Compensation Committee meeting attended and members of the Committee were paid $1,000 per meeting attended. All directors’ fees were paid in shares of common stock based on the market price of the stock on the date of grant by the board. In the fiscal year ended November 30, 2005, the total compensation paid to non-employee directors in the form of stock was $174,000. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy. In addition, Ms. Ann Ryder Randolph, a prior director of the Company, was paid an additional $18,000. for services rendered to the Company as a director during the fiscal year ended November 30, 2005.

Each director of the Company also receives stock option grants under the 2004 Equity Incentive Plan (which shall be referred to as the “Directors’ Plan”). Directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors’ Plan. Options granted under the Directors’ Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors’ Plan are non-discretionary. Each non-employee director is granted 50,000 stock options on the date he or she joins the Board of Directors. The exercise price of options granted under the Directors’ Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. The standard terms of the plan call for vesting in equal installments over three years and expiring in five years.

Employment, Severance and Change of Control Agreements

Effective January 29, 2005 and February 1, 2005, subject to the completion of the private placement offering completed on February 10, 2005, the Company entered into an employment agreement with Stephen Chang, Ph.D., as President, and a director and entered into a consulting agreement with Anthony Cataldo. Under the terms of these agreements both Dr. Chang and Mr. Cataldo will be paid $15,000 per month in a combination of stock and cash, plus directors fees of $3,000 for each board meeting attended. In the event that the Company terminates Dr. Chang’s employment, without cause (as defined in the agreements), or terminates his employment for good reason, he shall be entitled to receive severance pay in the form of salary continuation then in effect, less applicable deductions and withholdings, for a period of six (6) months. Dr. Chang was issued 1.0 million stock options under the Company’s equity incentive plan at $1.40 per share, the fair market value on the date of grant. The stock options will vest monthly over three years and expire in five years. The stock options and warrants granted to Dr. Chang will in no event be exercisable prior to an increase in the authorized number of shares of the Company’s common stock.

On November 16, 2005, the board of directors of MultiCell Technologies, Inc. (the “Company”) approved resolutions to pay Stephen Chang, a member of the board of directors and the Company’s President, $200,000 owed to Dr. Chang (the “Accrued Amount”) by MultiCell Immunotherapeutics, Inc. (“Sub”) that were accrued by Sub prior to the Company’s acquisition of Sub on September 7, 2005. The Accrued Amount represents compensation in consideration of services of Dr. Chang to Sub prior to the acquisition. Following the acquisition, Dr. Chang has served as President of Sub. Dr. Chang has also previously entered into an Employment Agreement with the Company dated as of February 1, 2005.

Dr. Chang will receive the Accrued Amount as follows: (a) $100,000 was paid in November 2005, $50,000 of which was paid in cash and $50,000 of which was paid in shares of the Company’s Common Stock based on the closing price per share of the Company’s Common Stock on November 16, 2005 (the date of issuance), and (b) $100,000 is to be paid in 2006, $50,000 of which is to be paid in cash and $50,000 of which is to be paid in shares of the Company’s Common Stock based on the closing price per share of the Company’s Common Stock on the date of issuance. Accordingly, the Company issued to Dr. Chang 73,529 shares of Common Stock on November 16, 2005 pursuant to the Company’s 2000 Employee Benefit Plan in consideration of the $50,000 to be paid in shares in November 2005. The closing price per share of the Company’s Common Stock on November 16, 2005 was $0.68. The Company also granted to Dr. Chang 121,951 shares of Common Stock on March 10, 2006 in consideration of $50,000 to be paid in 2006. The closing price per share of the Company’s Common Stock on March 10, 2006 was $0.41.

On May 26, 2005, the Company executed a new employment agreement with Ronald Faris, Ph.D., continuing his employment as Senior Vice President and Chief Science Officer. The agreement is for a term of three years and may be cancelled by Dr. Faris or by the Company at any time. The agreement provides for a base salary of $175,000 per year plus participation in the Company’s bonus and compensation programs for executive management, if and when established. In addition, Dr. Faris received a stock option (the “Option”) to purchase 200,000 shares of the Company’s Common Stock, at an exercise price of $1.40 per share. The Option will be exercisable for a period of five years and will vest monthly in equal installments over the three year term of the agreement. The agreement also provides that Dr. Faris shall be eligible to participate in any executive benefit plan made available to the Company’s executive or key management employees, including paid vacation and medical insurance. On November 16, 2005, the board of directors of the Company amended an outstanding option to purchase 50,000 shares of Common Stock originally granted on or about October 12, 2001 to Ronald Faris, the Company’s Senior Vice President and Chief Science Officer, pursuant to the Company’s 2000 Stock Option Plan. The option was amended to extend the termination date from October 11, 2005 to October 11, 2006. The closing price per share of the Company’s Common Stock on October 11, 2005 was $0.60, the same price as the exercise price per share of the option being amended. All other terms of the option remain unchanged, including the exercise price per share. In the event Dr. Faris is terminated without cause (as defined in the agreement) or he terminates his employment for good reason (as defined in the agreement), Dr. Faris is entitled to receive severance pay equal to six months of his base salary then in effect. In addition, for a period of one year after his employment with the Company ends, Dr. Faris has agreed not to solicit the Company’s employees, consultants, customers, suppliers or distributors.

On December 23, 2005, the Company entered into an employment agreement with Gerard A. Wills. Pursuant to the Agreement, effective January 9, 2006 , Mr. Wills was appointed the Company’s new Chief Financial Officer. The employment of Janice DiPietro, Chief Financial Officer of the Company, was terminated effective as of January 9, 2006. On September 28, 2006, the Company entered into a Separation Agreement and Release with Mr. Wills whereby Mr. Wills’ employment agreement was terminated. The agreement provided for, among other things, (i) a cash payment representing all accrued wages and vacation time, (ii) the acceleration of vesting of Mr. Wills’ stock options so that Mr. Wills is 100% vested in all 300,000 stock options he owns, (iii) the execution of a Consulting Agreement under which Mr. Wills will continue to provide services to the Company at his current rate of pay through December 31, 2006, (iv) the resignation of Mr. Wills as the Chief Financial Officer of the Company, and (v) the execution by Mr. Wills of a general release of all claims, known and unknown, against the Company.

On July 25, 2006, the Company entered into a Separation Agreement and Release (the “Separation Agreement”) with Anthony Cataldo, a member of the Company’s board of directors and a consultant to the Company. The Separation Agreement provided for, among other things, (i) a cash payment to Mr. Cataldo of $15,000 for consulting fees due for work performed for the month of June 2006, (ii) cash reimbursement of Mr. Cataldo’s expenses incurred on behalf of the Company up to the effective date of the Separation Agreement, (iii) issuances of $45,000 worth of shares of common stock on each of July 1, 2006, October 1, 2006, January 1, 2007, April 1, 2007, July 1, 2007 and October 1, 2007, as determined by a formula based on the then current fair market value of such shares, (iv) issuance of $15,000 worth of shares of common stock on January 1, 2008, as determined by a formula based on the then current fair market value of such shares, (v) payment of director’s fees in shares of common stock due and not previously paid for attendance at board meetings up to the effective date of the Separation Agreement, (vi) amendment of a warrant to purchase common stock dated August 1, 2005 issued by the Company to Mr. Cataldo for 2,000,000 shares of the Company’s common stock to provide full vesting of 1,000,000 of such shares and the termination and cancellation of the right to purchase any of the remaining 1,000,000 shares, (vii) termination of the Company’s consulting agreement with Mr. Cataldo, (viii) execution by Mr. Cataldo of a general release of all claims, known and unknown, against the Company, and (ix) resignation by Mr. Cataldo as a director and consultant to the Company. The amended and restated warrant shall remain exercisable until July 31, 2010 and the exercise price per share shall remain at $1.40. In connection with the execution of the Separation Agreement, on August 1, 2006, the Company issued 158,333 shares of common stock at $0.36 per share (the closing price on that date) to Mr. Cataldo. The total value of these shares was $57,000 and it was for the July 1, 2006 payment of $45,000 plus payment of $12,000 of director’s fees not previously paid. The related expense related to the issuance of these shares is included in selling, general and administrative expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 21, 2006, certain information as to shares of our common stock owned by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, and executive officers named in our summary compensation table, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of our principal executive offices located at 701 George Washington Highway, Lincoln, RI 02865.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Class Beneficially Owned
David Firestone (3)	20,823,913	37.26%
Monarch Pointe Fund, LTD (4)	11,770,753	24.59%
Affiliated Entities of Asset Managers International, Ltd. and Pentagon Special Purposes Fund, Ltd. (5)	9,528,111	23.44%
Asset Managers International, LTD (6)	6,616,251	16.04%
W. Gerald Newmin (7)	5,849,489	15.19%
Mercator Momentum Fund III, LP (8)	5,214,463	12.46%
Pentagon Special Purposes Fund, LTD (9)	2,911,860	7.40%
Mercator Momentum Fund, LP (10)	2,533,698	6.49%
Anthony Cataldo (11)	1,935,847	5.08%
Thomas A. Page (12)	870,618	2.32%
Stephen Chang, Ph.D. (13)	1,044,041	2.76%
Ronald A. Faris (14)	480,275	1.29%
Edward Sigmond (15)	228,544	0.62%
Anthony Altig (16)	176,653	0.48%
All executive officers and directors as a group (Seven persons)	8,649,621	21.65%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the Commission, shares of common stock that each named person and group has the right to acquire within 60 days pursuant to options, warrants, or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. Applicable percentages are based on 37,092,519 shares outstanding on September 21, 2006.

(2)	Unless otherwise noted, all shares listed are owned of record and the record owner has sole voting and investment power, subject to community property laws where applicable.

(3)	David F. Firestone is the managing member of MAG Capital, LLC, a California limited liability company (“MAG”). Mercator Momentum Fund, L.P. and Mercator Momentum Fund III, L.P. are private investment limited partnerships organized under California law. The general partner of each fund is MAG. Monarch Pointe Fund, Ltd. is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of Monarch Pointe Fund, Ltd., Mercator Momentum Fund, L.P. and Mercator Momentum Fund III, L.P. which investments include an estimated 4,880,000 shares of common stock issuable upon the conversion of outstanding shares of our Series I Preferred Stock, 3,704,688 shares of common stock issuable upon the conversion of outstanding shares of our Series B Preferred Stock and 10,207,230 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.25 on the Series I Preferred Stock and a conversion price of $0.32 on the Series B Preferred Stock, which would have been the applicable conversion prices if the conversion had occurred on September 21, 2006. The selling stockholder agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for the selling shareholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(4)	Includes an estimated 2,293,600 shares of common stock issuable upon the conversion of outstanding shares of our Series I Preferred Stock, 2,578,438 shares of common stock issuable upon the conversion of outstanding shares of our Series B Preferred Stock and 5,895,616 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.25 on the Series I Preferred Stock and a conversion price of $0.32 on the Series B Preferred Stock, which would have been the applicable conversion price if the conversion had occurred on September 21, 2006. The selling stockholder has agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for this selling stockholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(5)	Asset Managers International Ltd is a wholly-owned subsidiary of AFC Holdings Ltd and is controlled by Olympia Capital (Ireland) Limited. Winchester Global Trust Company Limited and Pentagon Special Purpose Fund, Ltd. own all of the equity security of AFC Holdings Ltd. Pentagon Capital Management Plc is an investment adviser that controls the investments of Asset Managers International Ltd and Pentagon Special Purpose Fund, Ltd. Therefore, AFC Holdings Ltd, Olympia Capital (Ireland) Limited, Winchester Global Trust Company Limited, Pentagon Capital Management Plc and the directors of both Asset Managers International Ltd and Pentagon Special Purpose Fund, Ltd., Oskar P. Lewnowski, Carolyn D. Hiron and William Maycock, are all deemed to be beneficial owners of the shares of Company equity security owned by Asset Managers International Ltd and Pentagon Special Purpose Fund, Ltd.

(6)	Includes an estimated 1,071,875 shares of common stock issuable upon the conversion of outstanding shares of our Series B Preferred Stock and 3,093,513 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.32 on the Series B Preferred Stock, which would have been the applicable conversion price if the conversion had occurred on September 21, 2006. The selling stockholder has agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for this selling stockholder is c/o Pentagon Capital Management Plc, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(7)	Includes 468,678 shares of our common stock and warrants for 62,000 shares of our common stock owned by Mr. Newmin’s spouse, over which Mr. Newmin disclaims beneficial ownership. Includes 36,111 shares issuable under options, which are exercisable within 60 days of September 21, 2006 and 1,310,000 shares in the form of warrants.

(8)	Includes an estimated 1,073,600 shares of common stock issuable upon the conversion of outstanding shares of our Series I Preferred Stock, 1,126,250 shares of common stock issuable upon the conversion of outstanding shares of our Series B Preferred Stock and 2,546,866 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.25 on the Series I Preferred Stock and a conversion price of $0.32 on the Series B Preferred Stock, which would have been the applicable conversion price if the conversion had occurred on September 21, 2006. The selling stockholder has agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for this selling stockholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(9	Includes an estimated 535,938 shares of common stock issuable upon the conversion of outstanding shares of our Series B Preferred Stock and 1,709,256 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.32 on the Series B Preferred Stock, which would have been the applicable conversion price if the conversion had occurred on September 21, 2006. The selling stockholder has agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for this selling stockholder is c/o Pentagon Capital Management Plc, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(10)	Includes an estimated 1,512,800 shares of common stock issuable upon the conversion of outstanding shares of our Series I Preferred Stock, and 459,748 shares of common stock issuable upon exercise of outstanding warrants. Assumes a conversion price of $0.25 on the Series I Preferred Stock which would have been the applicable conversion price if the conversion had occurred on September 21, 2006. The selling stockholder has agreed not to convert preferred shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for this selling stockholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(11)	Includes 30,556 shares issuable under options which are exercisable within 60 days of September 21, 2006, and 1,000,000 shares in the form of warrants. The number of shares to be sold represents $240,000 worth of common stock based on the closing price of the Company’s common stock as reported on the OTC bulletin board as of August 18, 2006. Pursuant to the Separation Agreement and Release, the shares shall be issued on seven separate dates and the actual number of shares to be issued to Mr. Cataldo will be determined by a formula based on the then-current fair market value of such shares. The address for this selling shareholder is 100 Hardman Avenue, Napa, California, 94588.

(12)	Includes 88,889 shares issuable under options which are exercisable within 60 days of September 21, 2006 and 350,000 shares in the form of warrants.

(13)	Includes 711,667 shares issuable under options, which are exercisable within 60 days of September 21, 2006.

(14)	Includes 244,444 shares issuable under options which are exercisable within 60 days of September 21, 2006.

(15)	Includes 36,111 shares issuable under options which are exercisable within 60 days of September 21, 2006.

(16)	Includes 19,444 shares issuable under options which are exercisable within 60 days of September 21, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From August 2001 through November 2003, the Company borrowed an aggregate of $1,858,500 in order to finance the acquisition of MultiCell and for working capital. Of this amount, the Company borrowed $736,000 from Mr. Newmin, our Co-Chairman and Chief Executive Officer, and $50,000 from Mr. Szabo, Exten’s former President. The notes bear interest at the rate of 10% per annum, with all principal and accrued interest due and payable in August 2004 and various dates in 2005. During 2003, Mr. Newmin converted $157,000 of his loans plus accrued interest and Mr. Szabo converted his entire loan plus accrued interest into shares of MultiCell Technologies, Inc. common stock. Mr. Newmin received a total of 1,036,306 shares and Mr. Szabo received 304,658 shares of stock. During the fiscal year ended November 30, 2004, Mr. Newmin converted $113,000 of his loans plus accrued interest into 705,700 shares of MultiCell Technologies, Inc. common stock.

The remainder of Mr. Newmin’s loans originally due August 4, 2004 were extended for one additional year, to August 3, 2005. During 2005 these loans were converted into shares of our common stock at $.50 per share.

On June 9, 2004 the Company entered into an agreement with Tatum Partners, LLP of Boston, MA to retain the services of Dr. Janice DiPietro as the Company’s Chief Financial Officer. Under the terms of the agreement, the Company will compensate Dr. DiPietro at a rate of $1,667 per day, Tatum Partners LLP at a rate of $333.00 per day and provides for a cash bonus or equity incentive payment to Dr. DiPietro. Dr. DiPietro has agreed to share any equity compensation with Tatum Partners, LLP and is eligible for any employee benefits provided by the Company. The Company entered into a second agreement with Tatum Partners LLP on February 3, 2005 in connection with providing assistance to the Company in the area of Sarbanes Oxley compliance. This agreement stipulates a rate of $1,500 per day. Ms. DiPietro resigned as the Company’s Chief Financial Officer effective January 9, 2006.

Mr. Newmin’s wife, Barbara Corbett, provides investor relations consulting services to the Company. Ms. Corbett is compensated on an hourly basis and is paid in common stock of the Company. For the fiscal year ended November 30, 2005 Ms. Corbett was paid a total of $21,038.

In February 2006, Ann Ryder Randolph was paid a finders fee of $23,000 related to the recruitment and appointment of Gerard A. Wills as the company’s Chief Financial Officer.

See also “Employment, Severance and Change of Control Agreements”.

DESCRIPTION OF SECURITIES

The following description summarizes some of the terms of our capital stock and provisions of our amended Certificate of Incorporation and Bylaws, which have previously been filed with the Commission, and is qualified in its entirety by reference to our amended Certificate of Incorporation and Bylaws.

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of September 21, 2006, there were 37,092,519 shares of our common stock outstanding and held of record by approximately 1,215 holders.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and shares of common stock to be issued pursuant to this registration statement will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock without any further vote or action by stockholders. These rights and preferences include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Series I Convertible Preferred Stock

On July 13, 2004, we completed the sale in a private placement of 20,000 shares of Series I convertible preferred stock, at a price of $100 per share. The Series I shares are convertible at any time into common stock at 80% of the average trading price of the lowest three inter-day trading prices of the common stock for the ten trading days preceding the conversion date, but at an exercise price of no more than $1.00 per share and no less than $0.25 per share. The Series I preferred stock described does not have voting rights, but does have conversion rights which could adversely effect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

Series B Convertible Preferred Stock

On July 14, 2006, we entered into Subscription Agreements to sell Shares of Series B Convertible Preferred Stock and Common Stock Warrants (the “Subscription Agreements”) with Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P., Asset Managers International Ltd. and Pentagon Special Purpose Fund Ltd. (collectively, the “Series B Purchasers”). Pursuant to the Subscription Agreements, the Series B Purchasers purchased an aggregate of 17,000 shares of Series B Preferred Stock of the Company (the “Series B Shares”) at a purchase price of $100 per share, for an aggregate purchase price of $1,700,000.

In certain instances, holders of Series B Shares shall receive a senior cumulative dividend per share. In addition, commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of the Wall Street Journal Prime Rate plus 1%, or 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to eighty-five percent (85%) of the otherwise applicable conversion price. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Shares have a junior preference to the holders of Series I Preferred Convertible Preferred Stock and a senior preference to the holders of the Company’s Common Stock. The holders of Series B Preferred Stock shall not have the right to vote on shareholder matters; provided, however, consent or vote of holders of a majority of the issued and outstanding Series B Preferred Stock (voting together as a separate class) shall be required for certain significant transactions. The Series B Shares are convertible into shares of the Company’s Common Stock at any time at the sole discretion of the holders thereof. The number of shares of Common Stock issuable upon conversion is determined by dividing the purchase price per share ($100) by the conversion price per share (initially $0.32). The conversion price shall be subject to adjustment including weighted average price-based anti-dilution adjustment, subject to certain exceptions.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the Delaware General Corporation Law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of fiduciary duty as a director. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Article TENTH of our amended Certificate of Incorporation includes the following language limiting the liability of, and providing indemnification for, directors.

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit (the “Director Liability Provision”).

This provision in the Certificate of Incorporation does not eliminate the director’s fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation provisions are necessary to attract and retain qualified persons as directors and officers.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling shareholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public, other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this prospectus, it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered in this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

THE SELLING SHAREHOLDER

The following table presents information regarding Fusion Capital, the selling shareholder. Neither the selling shareholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Expected to Be Beneficially Owned After Offering(3)
Fusion Capital Fund II, LLC (1) (2)	1,572,327	4.2%	9,572,327	0%

(1)	As of the date hereof, 1,572,327 shares of our common stock have been acquired by Fusion Capital under the common stock purchase agreement. Fusion Capital may acquire up to an additional 8,000,000 shares under the common stock purchase agreement. Percentage of outstanding shares is based on 37,092,519 shares of common stock outstanding as of September 21, 2006.

(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this prospectus.

(3)	Percentage of outstanding shares is based on 37,092,519 shares of common stock outstanding as of September 21, 2006, plus the additional 8,000,000 shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date hereof.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Morrison & Foerster LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of and for the years ended November 30, 2005 and 2004 included in this prospectus have been audited by J.H. Cohn LLP, independent registered public accounting firm, as stated in their report dated February 27, 2006, containing an explanatory paragraph relating to the Company’s ability to continue as a going concern, which is also included in this prospectus. Such financial statements have been so included in reliance upon the authority of such firm as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, any interest, direct or indirect, in our company or any of our subsidiaries. Nor was any such person connected with us, or any of our subsidiaries, as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, we file reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters.

Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the Securities and Exchange Commission as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1.800.SEC.0330 for further information on the operation of the public reference room. Such material may also be obtained electronically by visiting the SEC’s web site on the Internet at http://www.sec.gov. Our common stock is traded on The Over The Counter Bulletin Board Market under the symbol “MCET.OB”.

Copies of our filings with the Securities and Exchange Commission are also available, free of charge, on our corporate website at http://www.multicelltech.com. The information found on our website is not incorporated by reference into this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, CA 91204-2991.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

MultiCell Technologies, Inc.

We have audited the accompanying consolidated balance sheets of MultiCell Technologies, Inc. and Subsidiaries as of November 30, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MultiCell Technologies, Inc. and Subsidiaries as of November 30, 2005 and 2004, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has sustained recurring losses and it has an accumulated deficit at November 30, 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

As discussed in Notes 3 and 22, the Company has restated its consolidated financial statements for the year ended November 30, 2004.

/s/ J. H. Cohn LLP

New York, NY

February 27, 2006

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Balance Sheets

November 30, 2005 and 2004

ASSETS

	2005	2004 As Restated
Current assets:
Cash and cash equivalents	$1,515,475	$1,311,879
Marketable securities	1,138,201	—
Interest and dividends receivable	18,235	—
Accounts and royalties receivable	71,764	94,518
Notes receivable	—	595,000
Other current assets	63,033	35,143

Total current assets	2,806,708	2,036,540

Equipment and improvements, net	151,524	106,078

License agreement, net of accumulated amortization of $2,183,393 and $424,886	250,000	2,008,507
Intangible assets, net of accumulated amortization of $17,258	1,268,461	43,145
Other assets	30,952	54,997

Total Assets	$4,507,645	$4,249,267

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Balance Sheets

November 30, 2005 and 2004

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2005	2004 As Restated
Current liabilities:
Accounts payable and accrued expenses	$605,476	$478,310
Current portion of related party notes payable	—	400,000
Current portion of deferred income	538,533	119,486
Other current liabilities	—	130,959

Total current liabilities	1,144,009	1,128,755

Non-current liabilities:
Notes payable, net of current portion	—	25,000
Deferred income, net of current portion	57,200	595,733
Other liabilities	—	4,733

Total non-current liabilities	57,200	625,466

Total liabilities	1,201,209	1,754,221

Minority interest	630,655	142,788

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 per value: 1,000,000 shares authorized, 15,000 and 18,000 shares designated as Series I Convertible Preferred issued and outstanding, liquidation value of $1,500,000 and $1,800,000	150	180
Common stock, $.01 par value: 200,000,000 shares authorized, 33,046,811 and 25,096,688 shares issued and outstanding	330,468	250,966
Additional paid-in capital	28,227,833	22,299,574
Accumulated deficit	(25,881,409)	(20,198,462)
Accumulated other comprehensive loss	(1,261)	—

Total stockholders’ equity	2,675,781	2,352,258

Total Liabilities and Stockholders’ Equity	$4,507,645	$4,249,267

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Statements of Operations

For The Years ended November 30, 2005 and 2004

	2005	2004 As Restated
Revenue	$209,156	$759,925

Operating expenses:
Selling, general and administrative expenses	3,480,557	1,286,986
Research and development	947,764	804,761
Depreciation and amortization	180,330	169,739
Write-down of license agreement due to impairment in value	1,626,075

Total operating expenses	6,234,726	2,261,486

Operating loss	(6,025,570)	(1,501,561)

Other income (expense):
Gain on sale of property	136,554	—
Loss on abandonment of leasehold improvements	(14,286)	—
Interest expense	(25,552)	(85,950)
Amortization of discount on notes payable	—	(60,368)
Interest and dividend income	98,010	59,141
Amortization of discount on note receivable	5,000	30,000
Minority interest in net loss of subsidiary	142,897	3,402
Reversal of note receivable valuation allowance	—	305,000

Total other income (expense)	342,623	251,225

Net loss	(5,682,947)	(1,250,336)

Non-cash deemed dividend related to beneficial conversion feature of Series I Preferred stock	—	(1,721,144)

Net loss applicable to common stockholders	$(5,682,947)	$(2,971,480)

Net loss per share applicable to common stockholders – basic and diluted	$(0.18)	$(0.12)

Weighted average number of common shares outstanding – basic and diluted	30,851,817	24,323,709

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For The Years ended November 30, 2005 and 2004

As Restated (Note 3)

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Compensation Costs	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, November 30, 2003 as adjusted for reverse split			23,563,282	$235,633	$17,329,246	$(24,916)	$(17,226,982)		$312,981

Issuance of preferred stock	20,000	$200			1,713,949				1,714,149

Non-cash deemed dividend related to beneficial conversion feature of Series I preferred stock					1,721,144		(1,721,144)		—
Conversion of preferred stock into common stock	(2,000)	(20)	244,444	2,444	(2,424)				—
Issuance of common stock for services			183,685	1,837	294,243				296,080
Options issued for services					41,915				41,915

Warrants issued for services					402,437				402,437
Conversion of convertible notes payable			776,877	7,768	586,638				594,406
Stock options and warrants exercised			328,400	3,284	212,426				215,710
Amortization of deferred compensation						24,916			24,916

Net loss							(1,250,336)		(1,250,336)

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For The Years ended November 30, 2005 and 2004 (Continued)

As Restated (Note 3)

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Compensation Costs	Accumulated Deficit		Accumulated Other Comprehensive Loss	Total Stockholders Equity
Balance, November 30, 2004, as restated	18,000	$180	25,096,688	$250,966	$22,299,574	$0	$(20,198,462)			$2,352,258
Proceeds from issuance of common stock			5,333,333	53,333	3,388,388					3,441,721
Conversion of preferred stock	(3,000)	(30)	300,000	3,000	(2,970)					—
Issuance of common stock for services			616,636	6,167	521,866					528,033
Options issued for services					89,394					89,394
Warrants issued for services					574,245					574,245
Conversion of convertible notes and interest payable			529,272	5,293	513,979					519,272
Options and warrants exercised			1,170,882	11,709	567,216					578,925
Warrants issued in connection with Astral purchase					276,141					276,141
Net loss							(5,682,947	)(A)		(5,682,947)
Unrealized loss on marketable securities									$(1,261)	(1,261)

Balance, November 30, 2005	15,000	$150	33,046,811	$330,468	$28,227,833	$0	$(25,881,409)		$(1,261)	$2,675,781

(A)	Comprehensive net loss (net loss plus unrealized loss on marketable equity securities) for the years ended November 30, 2005 and 2004 was $(5,687,004) and $(1,250,336), respectively.

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For The Years ended November 30, 2005 and 2004

	2005	2004 As Restated
Cash flows from operating activities:
Net loss	$(5,682,947)	$(1,250,336)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of license agreement	1,626,075	—
Depreciation and amortization	180,330	169,739
Amortization of bond discount (premium)	12,397	—
Amortization of discount on note receivable	(5,000)	(30,000)
Amortization of discount on notes payable	—	60,368
Amortization of deferred compensation	—	24,916
Common stock issued for services	528,033	296,080
Warrants issued for services	574,245	402,437
Options issued for services	89,394	41,915
Minority interest in loss of subsidiary	(142,897)	(3,402)
Loss on abandonment of leasehold improvements	14,286	—
Reversal of note receivable valuation allowance	—	(305,000)
Gain on sale of land	(136,554)	—
Changes in operating assets and liabilities:
Accounts, royalties and interest receivable	4,519	(89,932)
Other current assets	(27,890)	(16,599)
Other assets	(21,750)	25,550
Accounts payable and accrued expenses	194,065	(146,692)
Other current liabilities	(41,688)	93,763
Deferred income	(119,486)	(654,349)
Other liabilities	268	(73,444)

Net cash used in operating activities	(2,954,600)	(1,454,986)

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For The Years ended November 30, 2005 and 2004 (Continued)

	2005	2004 As Restated
Cash flows from investing activities:
Purchase of equipment	$(45,672)	$(19,454)
Proceeds from sale of assets	2,620	—
Principal payments on notes receivable	600,000	—
Proceeds from sale of marketable securities	351,166
Business acquisition	(267,539)	—
Purchases of marketable securities	(1,503,025)	—

Net cash used in investing activities:	(862,450)	(19,454)

Cash flows from financing activities:

Proceeds from issuance of common stock, net	3,441,721	—
Proceeds from issuance of preferred stock, net		1,714,149
Proceeds from notes payable	—	78,500
Payments of notes payable	—	(281,000)
Proceeds from exercised options and warrants	578,925	215,710

Net cash provided by financing activities	4,020,646	1,727,359

Net increase in cash and cash equivalents	203,596	252,919
Cash and cash equivalents, beginning of year	1,311,879	1,058,960

Cash and cash equivalents, end of year	$1,515,475	$1,311,879

Supplemental disclosures:
Interest paid		$58,635

Non-cash transactions:
Conversion of convertible notes payable and accrued interest into common stock	$519,272	$594,406
Other current assets arising from issuance of warrants to consultants	$157,393
Accrued real estate taxes assumed by buyer in sale of real estate	$179,728

See accompanying notes to consolidated financial statements.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Organization – MultiCell Technologies, Inc. (“MultiCell”), which was named Exten Industries, Inc. until April 1, 2004, operates three subsidiaries, MCT Rhode Island Corp., Xenogenics Corporation (“Xenogenics”), and as of September 2005, MultiCell holds approximately 67% of the outstanding shares (on an as if converted basis) of a newly formed subsidiary, MultiCell Immunotherapeutics, Inc. (“MCTI”). MCT Rhode Island Corp. (“MCT”), is a 100%-owned subsidiary formed on June 24, 2004 and has been inactive since its formation. Xenogenics Corporation (“Xenogenics”), which is a 56.4%-owned subsidiary formed on June 24, 2004, was incorporated in February 1997 to focus on the research and development of Sybiol technology. Xenogenics has not generated any revenues as of November 30, 2005. As used herein, the “Company” refers to MultiCell, together with MCT Rhode Island Corp., Xenogenics, and MCTI.

Historically, the Company has specialized in developing primary liver cell immortalization technologies to produce cell-based assay systems for use in drug discovery. The Company seeks to become an integrated biopharmaceutical company that will use its proprietary cell-based systems and immune system modulation technologies to discover, develop and commercialize new therapeutics itself and with strategic partners. Following the formation of MultiCell Immunotherapeutics, Inc. during September 2005, the Company is pursuing research and development of therapeutics in addition to continuing to advance its cellular systems business.

Basis of Consolidation – The consolidated financial statements include the accounts of MultiCell Technologies Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents – The Company considers all unrestricted highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and notes payable approximate fair market value because of the short maturity of those instruments.

Credit Risk – It is the Company’s practice to place its cash equivalents in high quality money market securities with one major banking institution. Periodically, the Company maintains cash balances at this institution (at November 30, 2005, approximately $431,200) that exceeds the Federal Deposit Insurance Corporation insurance limit of $100,000 per bank. The Company considers its credit risk associated with cash and cash equivalents to be minimal. The Company does not require collateral from its customers. The Company closely monitors the extension of credit to its customers while maintaining an allowance for potential credit losses. On a periodic basis, management evaluates its accounts receivable and, if warranted, adjusts its allowance for doubtful accounts based on historical experience and current credit considerations. However, accounts receivable at November 30, 2005 consist primarily of amounts due under contractual agreements. In the opinion of management, all accounts receivable at November 30, 2005 and 2004, related to contractual agreements are collectible; accordingly, the Company recorded no allowance for doubtful accounts.

Reverse Stock Split - On May 18, 2005, the Company’s stockholders approved a one-for-five reverse stock split for its common stock. As a result, stockholders of record at the close of business on May 18, 2005 received one share of common stock for every five shares held. Pursuant to the foregoing reverse stock split, $1,263,721 was transferred from the Company’s common stock account and such amount was credited to the Company’s additional paid-in capital account. Common stock, additional paid-in capital and share and per share data for prior periods have been restated to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - The Company’s revenues have been generated primarily from contractual research activities and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech, LLC (“XenoTech”). Management believes such sources of revenue will be part of the Company’s ongoing operations. The Company applies the guidance provided by SEC Staff Accounting Bulletin. Topic 13, “Revenue Recognition” (“Topic 13”). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contractual amounts is reasonably assured. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12 - month period subsequent to the balance sheet date are classified as a current liability. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech was required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since collection of the contractual amount was no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period instead of the minimum royalty amount. Such revenues amounted to $86,485 and $21,659 for the years ended November 30, 2005 and 2004, respectively. On February 1, 2006, the Company terminated the agreement with XenoTech due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. The Company is currently in discussions with XenoTech regarding a potential new nonexclusive agreement.

As of November 30, 2004, a receivable of $94,518 representing the balance due under the minimum royalty through that date of $100,000 less actual royalty payments of $5,482 received from XenoTech was recorded.

During the fiscal year ended November 30, 2005, the Company entered into an agreement with XenoTech whereby a credit of $47,000 was applied against this receivable (and charged to selling and administrative expenses) as the Company’s share of cost associated with the launch by XenoTech of the shrink wrap version of the Company’s product. The Company expects to receive the remaining amount due in the form of XenoTech’s products and services.

Equipment and Improvements – Equipment and improvements are valued at cost. Improvements to leased properties are amortized using the straight-line method over their estimated useful lives or the remaining lease period, whichever is shorter. Depreciation for equipment and furniture is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

License Agreements – Costs incurred to obtain license agreements are capitalized. The Company amortizes these costs on a straight-line basis over the term of the respective license agreement. Amortization totaled $132,432 for each of the years ended November 30, 2005 and 2004.

Intangible Assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company amortizes identifiable intangible assets over the estimated useful lives of the assets. The Company does not amortize intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually and whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. The Company performs its annual intangible asset impairment tests during the fourth quarter of its fiscal year and more frequently if an event or circumstance indicates that impairment has occurred. If the assets were considered to be impaired, the impairment charge would be the amount by which the carrying value of the assets exceeds the fair value of the assets.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets – The impairment of long-lived assets that do not have indefinite lives, such as equipment and license agreements, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. As of November 30, 2005, management tested the carrying value of its license agreement with Rhode Island Hospital for impairment by using a discounted cash flow analysis of the estimated future sales of the Company’s cell line business and concluded that it had been impaired. Therefore, the Company has recognized a charge of $1,626,075 to write-down the estimated value of the license agreement in the year ended November 30, 2005. (See Note 8.) The Company did not record any charges for the impairment of long-lived assets in 2004.

Stock-Based Compensation – Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 has allowed an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion 25 (“APB25”), “Accounting for Stock Issued to Employees”. Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation to employees under APB 25. The Company’s historical net loss and basic net loss per share, and pro forma net loss and basic net loss per share, for the years ended November 30, 2005 and 2004 assuming compensation cost had been determined based on the fair value of all options at the respective dates of grant using a pricing model consistent with the provisions of SFAS 123 are set forth below:

	2005	2004 As Restated
Net loss applicable to common stockholders as reported	$(5,682,947)	$(2,971,480)
Stock-based employee compensation expense assuming a fair value based method has been used for all awards	271,182	52,120

Net loss - pro forma	$(5,954,129)	$(3,023,600)

Basic loss per share as reported	$(0.18)	$(0.12)

Basic loss per share – pro forma under SFAS 123	$(0.19)	$(0.12)

The fair value of each option granted by the Company was estimated on the date of grant using the Black-Scholes option pricing model, as permitted by SFAS 123, with the following weighted-average assumptions used for the years ended November 30, 2005 and 2004 as follows:

	2005	2004
Dividend yield	0%	0%
Expected volatility	83%	135%
Risk-free interest rate	2.56%	2.9%
Expected lives	5.0 years	5.0 years

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options warrants or similar equity instruments issued will be estimated based on the Black-Scholes option-pricing model.

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued statement of Financial Accounting Standards No.123(R)(“SFAS 123R”), “Share Based Payment”, which amends SFAS 123 and will be effective for public companies that are small business filers for interim or annual periods beginning after December 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. The FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options compared to the Black-Scholes options pricing model. The new standard may be adopted in one of three ways – the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We are currently evaluating how we will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

Research and Development Costs - Research and development costs are expensed as incurred. Amounts received for research through grants are accounted for as an offset to research and development expenses for the year.

Income Taxes – Deferred income taxes are provided for the estimated tax effects of temporary differences between income for tax and financial reporting purposes. A valuation allowance is provided against deferred tax assets, where realization is uncertain. The income tax provision is the tax payable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Loss - Comprehensive loss, which is reported on the accompanying consolidated statement of stockholders’ equity as a component of accumulated other comprehensive loss, consists of net loss and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss. For the Company, comprehensive loss consisted of the net loss adjusted for the unrealized holding gains and losses on the Company’s available-for-sale marketable securities at November 30, 2005.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Loss Per Share – The Company computes basic and diluted loss per share amounts for 2005 and 2004 pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. Basic loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average common shares outstanding during each period. The Company has incurred losses during the years ended 2005 and 2004. The assumed effects of the exercise of outstanding stock options and warrants, and the conversion of convertible notes payable and convertible preferred stock were anti-dilutive and, accordingly, diluted per share amounts equal basic loss per share amounts and have not been presented in the accompanying consolidated statements of operations. The total number of common shares potentially issuable upon exercise or conversion excluded from the calculation of diluted loss per share for the years ended November 30, 2005 and 2004 was 18,055,146 and 9,642,211, respectively.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of these financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties – The Company is dependent on continued financing from investors and obtaining new research grants to sustain the development and other activities necessary to commercialize new products. Management is seeking additional financing in order to fund its future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, that such financing will be completed on commercially favorable terms, or that such development and other activities in connection with its planned products will be successful.

Environmental Remediation – Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company’s commitment to a formal plan of action. As of November 30, 2005, no amounts have been accrued for environmental liabilities.

Note 2 - Going Concern

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of November 30, 2005, the Company has operating and liquidity concerns, has incurred an accumulated deficit of $25, 884,205 as a result of recurring losses. These factors, among others, create an uncertainty about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to successfully acquire the necessary capital to continue its on-going research efforts and bring it to the commercial market. Management’s plans to acquire future funding include the sale of our common and/or preferred stock, the sale of warrants, and sales of its proprietary media, immortalized cells and primary cells to the pharmaceutical industry. Additionally, the Company continues to pursue research projects, government grants and capital investment. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

Note 3 - Restatement of Financial Statements

In connection with the preparation of the Annual Report on Form 10-KSB of the Company for the fiscal year ended November 30, 2005, the Company’s independent registered public accounting firm brought to the attention of the Company that certain of the Company’s issued and outstanding stock options and warrants issued to consultants and Scientific Advisory Board members are subject to variable plan accounting treatment under applicable accounting standards, and, accordingly, previously recognized compensation expenses should be reduced in the Company’s previously issued financial statements under the Financial Accounting Standards Board’s Interpretation 44, “Accounting for Certain Transactions involving Stock Compensation-an interpretation of APB Opinion No. 25” (Issue Date 3/00). The Audit Committee of the Board of Directors, as a result, has directed management to complete an investigation focused on the Company’s accounting for all stock options and warrants issued during the two years ended November 30, 2005. Upon completion of this investigation, management and the Audit Committee have identified certain adjustments that necessitate the restatement of its financial statements for the first three quarters of fiscal 2005, the interim periods of fiscal 2004 and for the fiscal year 2004. These adjustments reflect variable accounting treatment of the affected stock options and warrants for the relevant periods. Under variable option accounting, compensation expense is increased or decreased as a result of changes in the market price of the Company’s common stock. Specifically, the Company accounted for various warrant and stock option grants recording a one-time charge calculated using the Black-Scholes valuation model, when in fact, no charge should have been recognized. The Company also granted warrants and options to consultants and advisory board members and also recognized a one-time charge when these warrants and options should have been subject to variable accounting. The restatement effects on the interim periods of fiscal 2005 and 2004 are discussed in Note 22 in the consolidated financial statements.

The restatement adjustments to the Company’s balance sheet and statement of operations for the year ended November 30, 2004 is summarized as follows:

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

Restated Consolidated Balance Sheet

November 30, 2004

	As Previously Reported 11/30/2004	Restatement Adjustment 11/30/2004		As restated 11/30/2004
ASSETS
Current assets:
Cash and cash equivalents	$1,311,879	$		$1,311,879
Accounts and royalties receivable	94,518			94,518
Current portion of notes receivable	595,000			595,000
Other current assets	35,143			35,143

Total current assets	2,036,540		—	2,036,540
Property and equipment, net	106,078			106,078
License agreement	2,008,507			2,008,507
Intangible assets	43,145			43,145
Other assets	54,997			54,997

Total assets	$4,249,267		$—	$4,249,267

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$478,310			$478,310
Current portion of related party notes payable	400,000			400,000
Current portion of deferred income	119,486			119,486
Other current liabilities	130,959			130,959

Total current liabilities	1,128,755		—	1,128,755
Non-current liabilities:
Notes payable, net of current portion	25,000			25,000
Deferred income, net of current portion	595,733			595,733
Other liabilities	4,733			4,733

Total non-current liabilities	625,466		—	625,466

Total liabilities	1,754,221		—	1,754,221

Minority interest	142,788			142,788

Commitments

Stockholders’ equity:
Preferred stock	180			180
Common stock	250,966			250,966
Additional paid-in capital	22,788,234		(488,660)	22,299,574
Accumulated deficit	(20,687,122)		488,660	(20,198,462)

Total stockholders’ equity	2,352,258		—	2,352,258

Total liabilities and stockholders’ equity	$4,249,267		$—	$4,249,267

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

Restated Consolidated Statement of Operations

For the Year Ended November 30, 2004

	As Previously Reported 2004	Restatement Adjustment 2004		As restated 2004
Revenues:	$759,925	$		$759,925

Operating expenses:
Selling, general and administrative expenses	1,775,646		(488,660)	1,286,986
Research and development	804,761			804,761
Depreciation and amortization	169,739			169,739

Total Operating expenses	2,750,146		(488,660)	2,261,486

Operating loss	(1,990,221)		488,660	(1,501,561)
Other income (expense):	251,225			251,225

Net Loss	(1,738,996)		488,660	(1,250,336)
Non-cash deemed dividend related to beneficial conversion features of Series I Preferred stock	(1,721,144)			(1,721,144)

Net Loss	$(3,460,140)		$488,660	$(2,971,480)

Net loss per share applicable to common stockholders—basic and diluted	$(0.14)		$0.02	$(0.12)

Weighted average number of common shares outstanding—basic and diluted	24,323,709		24,323,709	24,323,709

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 4 – Marketable Securities

Investments in marketable securities at November 30, 2005 are summarized as follows:

	Net Cost	Market Value	Unrealized Holding Gain (Loss)
Government Agency Bonds	$347,321	$350,000	$2,679
Corporate Bonds	792,141	788,201	(3,940)

Totals	$1,139,462	$1,138,201	$(1,261)

Bond premium (discount) is being amortized over the life of the bond as a periodic charge (credit) to interest income. The Company has determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized holding gain (loss) reported in stockholders’ equity under the caption “Accumulated Other Comprehensive Loss”.

Note 5 – Notes Receivable

As of November 30, 2000, in connection with a letter of intent to purchase the outstanding common stock of Lexicor Medical Technology (“Lexicor”), the Company advanced a total of $600,000 for a note receivable from Lexicor and 83,333 common stock warrants. The Company allocated $17,500 to the warrants resulting in a discount on the note. The note has a stated interest rate of 10% per annum. Principal and interest were due and payable on May 31, 2001; however, according to its terms the note was automatically extended with principal and interest due January 2, 2005. Based upon Lexicor’s financial condition as of November 30, 2001, the Company provided a valuation allowance of $305,000, thereby reducing the carrying amount of this long-term note receivable to $230,000. Lexicor made all the required interest payments through November 30, 2004 and it repaid the entire principal balance plus interest on January 7, 2005. As a result, the Company recognized in fiscal 2004 a gain of $305,000 on the elimination of the valuation allowance.

Notes receivable at November 30, 2004 are comprised as follows:

Notes receivable	$600,000
Less: discounts to net present value	(5,000)

Net notes receivable	595,000
Less: current portion	595,000

$0

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 6 – Equipment and Improvements

Equipment and improvements are valued at cost, less accumulated depreciation and amortization and is comprised as follows:

	2005	2004
Lab equipment	$270,680	$207,888
Furniture and fixtures	74,831	47,252
Leasehold improvements	—	42,950

	345,511	298,090
Less: Accumulated depreciation and amortization	193,987	192,012

Property and equipment, net	$151,524	$106,078

The Company recorded depreciation expense of $30,640 and $29,523 in the years ended November 30, 2005 and 2004, respectively.

Note 7 – Real Estate Held for Sale

The Company purchased a parcel of undeveloped land near the Grand Canyon in February 1992 and during the year ended November 30, 1995, the Company tested the land for impairment and expensed all but the remaining fair market value of $47,200. During the year ended November 30, 2005, the Company sold lots with a carrying value of $45,794 for $2,620 in cash and the buyer’s assumption of the applicable unpaid property taxes in the amount of $179,728. As a result of the transaction, the Company recorded a gain on sale of property of $136,554.

Note 8 – License Agreement

In September 2001, MultiCell completed the purchase of its cell line business and, as a result, it acquired an exclusive license agreement with Rhode Island Hospital for the use of four patents owned by the hospital related to liver cell lines and liver assist devices. The primary patent acquired and being utilized is for immortalized hepatocytes (see Note 7). As of November 30, 2005, management tested the carrying value of the license agreement for impairment and concluded that it had been impaired. Therefore, the Company has recognized a charge of $1,626,075 to write-down the estimated value of the license agreement in the year ended November 30, 2005. The license agreement had a net carrying value of $250,000 and $2,008,507 as of November 30, 2005 and 2004, respectively, which represented the original cost of $2,433,393 allocated in connection with the acquisition, net of accumulated amortization and impairment charges of $2,183,393 and $424,886 at November 30, 2005 and 2004, respectively. The remaining value of the license agreement is being amortized over an estimated useful life of approximately 18 years. Amortization expense totaled $132,432 for each of the years ended November 30, 2005 and 2004 (in addition to the charge to write-down the estimated value of the license agreement of $1,675,075 in the year ended November 30, 2005). The Company will pay the hospital a 5% royalty on net sales derived from licenses based upon the patented technology, until it has paid a total of $550,000. As of November 30, 2005, no significant payments had been made under this license agreement. After royalties totaling $550,000 have been paid, the Company pays a 2% royalty instead of a 5% royalty for the life of the patent. Amortization of the license agreement will be $13,889 per year for the next five years.

Note 9 – Intangible Assets

Intangible assets consist of patents and patent rights obtained under licensing agreements and are amortized on a straight-line basis over the estimated useful life which is 18 years. The Company estimates amortization expenses related to intangible assets owned as of November 30, 2005 to be $69,032 per year for the next five years.

Note 10 – XenoTech Agreement

In August, 2003, MultiCell signed an exclusive sales, manufacture and distribution agreement for the use of its cell lines by XenoTech, an unrelated party. The agreement, which is for a term of seven years, required XenoTech to make an initial non refundable payment of $800,000 to MultiCell in August 2003. This payment represented consideration for and a guarantee of Nosan, XenoTech’s distributor’s, right of first negotiation for distribution rights for the Asia Pacific Rim, should MultiCell successfully complete the development of its cell lines for the production of proteins, other cellular constituents and or drug like molecules. This $800,000 payment is being recognized by the Company as revenue over the 7 year term of the agreement and is reflected as deferred revenue in the accompanying consolidated balance sheet.

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 10 – XenoTech Agreement (Continued)

Additional consideration under the August 2003 agreement included a $700,000 royalty prepayment. This prepayment is an advance against the minimum royalty payment of $800,000 for the first royalty period, which was 16 months, culminating on November 30, 2004. The subsequent 5 royalty periods will be 12 months and the last royalty period is 8 months. XenoTech must bear all the costs for its manufacturing and sales activities and make specified minimum periodic royalty payments that total $18 million over the 7 year term of the agreement to maintain distribution exclusivity. The agreement requires XenoTech to make royalty payments to MultiCell of 17.5% of net sales for the direct sale of its cells and 34% of net sales derived from any sublicense agreements. The $700,000 advance was recognized as revenue over the initial 16-month period, ending November 30, 2004, as an offset to the $800,000 minimum royalty due for this period.

As of November 30, 2004, a receivable of $94,518 representing the balance due under the minimum royalty through that date of $100,000 less actual royalty payments of $5,482 received from XenoTech was recorded. During the fiscal year ended November 30, 2005, the Company entered into an agreement with XenoTech whereby a credit of $47,000 was applied against this receivable (and charged to selling and administrative expenses). The Company expects to receive the remaining amount due in the form of XenoTech’s products and services.

On February 1, 2006, the Company terminated the agreement with XenoTech due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. The Company is currently in discussions with XenoTech regarding a potential new nonexclusive agreement. The Company will recognize as income during the first quarter of 2006 the remaining deferred income balance arising from the nonrefundable prepayment of $800,000 described above due to the termination of the original license agreement. As a result, the entire amount of the deferred income related to this agreement has been classified as a current liability at November 30, 2005.

Note 11 – Income Taxes

The Company provides for income taxes using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company had net deferred tax assets of approximately $5,676,100 and $4,284,500 at November 30, 2005 and 2004 relating primarily to the net operating loss carry-forwards generated by its operations. For financial statement purposes, the deferred tax assets have been fully offset by valuation allowances due to the uncertainties related to the extent and timing of the Company’s future taxable income.

A reconciliation of the expected income tax benefit at the U.S. Federal income tax rate to the income tax benefit actually recognized for the years ended November 30, 2005 and 2004 is set forth below:

	2005	2004 As Restated
Expected income tax benefit	$(1,932,202)	$(425,114)
Tax effect of nondeductible permanent differences	783,116	144,121
State income benefit, net of federal tax	(242,500)	(92,732)
Net increase in valuation allowance	1,391,586	373,725

Income tax benefit	$0	$0

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 11 – Income Taxes (Continued)

The Company’s net operating loss carry-forwards expire as follows:

Year Loss Generated	Balance of Loss Carry-forwards	Year of Expiration
November 30, 1999 and prior	$5,264,158	2008 through 2019
November 30, 2000	1,025,963	2020
November 30, 2001	1,604,660	2021
November 30, 2002	1,516,313	2022
November 30, 2003	369,377	2023
November 30, 2004	1,561,148	2024
November 30, 2005	4,082,489	2025

Total	$15,424,108

Note 12 – Lease Commitments

On April 6, 2005, the Company entered into a three-year sublease agreement to lease a Lincoln, Rhode Island facility that houses activities related to administration, research and development and manufacturing of human cells and cell lines. Remaining basic rental commitment under the sublease agreement as of November 30, 2005 total $241,685 payable as follows: $98,206, $103,778 and $39,701 in years ending November 30, 2006 through November 30, 2008, respectively. The sublease agreement also provides for an optional three-year renewal period.

Commencing with the acquisition of MCTI in September 2005, the Company assumed a month-to-month lease for a facility in California that houses activities related to research performed by MCTI. The Company is renting the facility on a month-to-month basis at $5,805 per month and is currently negotiating a new lease.

The Company’s future rental commitment under all of its operating leases for equipment subsequent to November 30, 2005 total $1,784 in 2006.

As a result of the relocation of operations during the year ended November 30, 2005, the Companies recognized a loss associated with the abandonment of leasehold improvements of $14,286.

Rent expense under the Company’s operating leases was $102,973 and $58,629 for the fiscal years ended November 30, 2005 and 2004, respectively.

Note 13 – Notes Payable

Notes payable at November 30, 2005 and 2004 consisted of the following:

	2005	2004
Convertible promissory notes payable to related parties with interest at 10%, due on varying dates in 2004 and 2005 (A) (B) (C)	$0	$425,000

Totals	0	425,000
Current portion of notes payable	0	(400,000)

Notes payable - long-term portion	$0	$25,000

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 13 – Notes Payable (Continued)

(A) These notes are convertible into shares of the Company’s common stock at prices that range from $.50 to $1.00 per share. During 2005, notes with a carrying value of $519,272 ($425,000 of principal and $94,272 of accrued interest) were converted into 529,272 shares of common stock. During 2004, notes with a carrying value of $370,029 ($294,000 of principal and $76,029 of accrued interest) were converted into 401,938 shares of common stock.

(B) This advance from a related party was converted in January 2004 into a convertible promissory note bearing interest at 10% that is included with the other outstanding convertible notes at November 30, 2004.

(C) The Company is obliged to register for resale under the Securities Act of 1933 all of the shares issued upon conversion of these notes and the exercise of warrants issued in connection with these notes.

Interest expense of $24,705 and $85,950 and amortization of debt discount of $0 and $60,368 were attributable to notes payable to related parties in the fiscal years ended November 30, 2005 and 2004, respectively.

Note 14 – Warrants

During the year ended November 30, 2003 an investor, who is also a director of a subsidiary of the Company, assisted the Company by finding a group of investors that purchased 10% convertible notes from the Company in the principal amount of $78,500 and, as a result, obtained the right to purchase a 10% convertible note from the Company in an equivalent principal amount under the same terms at anytime for one year following the receipt of the group’s investment. On February 20, 2004, the investor exercised that right, and the Company received proceeds of $78,500 from the sale of the 10% convertible note, which would have required the payment of principal and interest in February 2007. Immediately upon issuance, the consultant exercised his right to convert the principal amount of the note into 157,000 shares of the Company’s common stock at the stated conversion price of $0.50 per share. Pursuant to the agreement, the investor also received warrants to purchase 157,000 shares of the Company’s common stock, which are exercisable at $.50 per share at anytime through February 2014.

In addition to the warrants to purchase 157,000 shares of the Company’s common stock exercisable at $.50 per shares issued to the investor and warrants issued in connection with notes payable issued in the year ended November 30, 2004 described above, the Company issued warrants to purchase 139,333 shares of common stock for financial consulting services rendered at exercise prices ranging from $.30 to $.60 per share, warrants to purchase 1,000,000 shares of common stock in connection with the sale of convertible preferred stock and warrants to purchase 160,000 shares of common stock to the placement agent for the sale of the preferred stock during the year ended November 30, 2004. The warrants issued to the consultants will expire from January 2008 to January 2013. The Company recognized consulting fee expense of $402,437 for the fair value of the warrants determined using the Black-Scholes option pricing model. The warrants issued in connection with the sale of preferred stock will expire in July 2007. These warrants are exercisable at the lowest of (i) the average of the ten closing prices of the common stock on the OTC Bulletin Board during the 10 trading days immediately preceding the exercise date, or (ii) $1.00 per share which was the closing price of the common stock on July 13, 2004, the date of issuance of the warrants.

During the year ended November 30, 2004, 226,000 warrants were exercised at $.50 per share.

On December 7, 2004, The Board of Directors voted to approve the issuance of 110,000 three year warrants at $.05 per share to an investor relations firm for consulting services to be rendered over a twelve month period commencing December 1, 2004. The fair value of the warrants determined using the Black-Scholes option pricing model was $82,961.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004 (Continued)

Note 14 – Warrants (Continued)

In addition, in February 2005, as consideration for consulting services over the three-year contract period, the Company issued to its non-executive Co-Chairman of the Board a five-year warrant to purchase 2,000,000 shares of the Company’s common stock at $1.40 per share. One half the warrants become exercisable in equal monthly installments over a three-year vesting period. The second half of the warrants become exercisable and the first half will be accelerated within 30 days of the Company closing an additional equity financing arranged by the non- executive Co-Chairman of the Board of at least $10,000,000. The Company recognized expense on this warrant using variable accounting treatment (see Note 1) determined using the Black-Scholes option pricing model.

On June 23, 2005, the Board of Directors voted to approve the issuance of 100,000 five-year warrants at $1.27 per share to an investor relations firm as a nonrefundable deposit for consulting services. The fair value of the warrants determined using the Black-Scholes option pricing model was $74,432 and is included in selling, general and administrative expenses.

In conjunction with the February 2005 private offering a total of 5,200,000 warrants were issued to investors at prices ranging from $1.00 to $1.50 per share, a total of 2,000,000 warrants were issued to a consultant and member of the Board of Directors at an exercise price of $1.40 per share and 110,000 warrants were issued to a consultant at a price of $.05 per share.

During the year ended November 30, 2005, 948,000 warrants were exercised at prices ranging from $.50 to $1.00 per share for total proceeds of $499,000. Also during the year, 160,000 warrants with an aggregate exercise price of $160,000 were exchanged in a cashless transaction for 84,882 shares. As of November 30, 2005, warrants to purchase 12,110,546 shares of common stock were outstanding and exercisable at $1.00 to $1.50 per share.

In connection with the purchase of MCTI in September 2005, the Company issued 400,000 warrants to Mixture Sciences, Inc. (“Mixture”). The first 200,000 shares underlying the warrant may be exercised by Mixture commencing six months following the issue date of the warrant at an exercise price per share of $1.20. The second 200,000 shares underlying the warrant may be exercised by Mixture (a) commencing on the one-year anniversary of the issue date of the Warrant at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such one-year anniversary, or (b) in the event of a change of control of the Company prior to such one–year anniversary, commencing on the date of the public announcement of such change of control at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such change of control. The warrant shall terminate upon the earlier of (a) the seventh anniversary of the issue date of the Warrant and (b) a change of control of the Company.

Note 15 – Preferred Stock

The Company’s Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock. The Board of Directors has designated 20,000 shares as Series I convertible preferred stock. On July 13, 2004, the Company completed a private placement of Series I convertible preferred stock. A total of 20,000 shares were sold to accredited investors at a price of $100 per share. The Series I shares

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 15 – Preferred Stock (Continued)

are convertible at any time into common stock at 80% of the average trading price of the lowest three inter-day trading prices of the common stock for the ten days preceding the conversion date, but at an exercise price of no more than $1.00 per share and no less than $.25 per share. The conversion of the Series I preferred stock is limited to 9.99% of the Company’s common stock outstanding on the date of conversion. The Series I preferred stock does not have voting rights. The purchasers also received warrants to acquire up to 1,000,000 shares of the Company’s common stock. The terms associated with the warrants are described in Note 11. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series I convertible preferred stock shall be entitled to be paid first out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series I preferred stock held. After such payment has been made in full, such holders of Series I convertible preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

Proceeds to the Company were $1,714,149, net of $285,851 of issuance costs, of which $902,388 was assigned to the 5,000,000 warrants, utilizing the Black-Scholes option pricing model. The terms associated with the warrants are described in Note 11. In connection with the issuance of the Series I convertible preferred stock and warrants, the Company recorded $1,721,144 related to the beneficial conversion feature on the Series I preferred stock as a deemed dividend, which increased additional paid-in capital. The preferred stock issued included a beneficial conversion feature because the effective conversion price of the Series I preferred stock was less than the fair value of the common stock on the date of issuance. The deemed dividend of $1,721,144 increased the loss applicable to common stockholders in the calculation of basic loss per common share.

During the current fiscal year, 3,000 shares of preferred stock were converted into 300,000 shares of common stock. During fiscal year 2004, 2,000 shares of preferred stock were converted into 244,444 shares of common stock.

Note 16 – Common Stock

On February 10, 2005, the Company completed a private placement offering pursuant to Regulation D of the Securities Act of 1933, as amended. Pursuant to subscription agreements, originally signed on January 29, 2005 and subsequently amended on February 10, 2005, with 11 accredited investors, the Company received an aggregate of $4,000,000 and issued an aggregate of 5,333,333 shares of common stock; three-year warrants to purchase an aggregate of 3,600,000 shares of common stock at $1.00 per share and three-year warrants to purchase an aggregate of 1,600,000 shares of common stock at $1.50 per share. After deducting issuance costs of $558,279, the Company received net proceeds of $3,441,721. In connection with the offering, the Company entered into a registration rights agreement with the investors and filed a registration statement on May 12, 2005 for the resale of the common stock and the shares issuable upon exercise of the warrant.

At November 30, 2005 and 2004, the Company had reserved 17,919,146 and 9,642,210 shares of common stock, respectively, for potential future issuances upon exercise of outstanding warrants and options, and conversion of convertible notes payable outstanding as follows:

	November 30, 2005	November 30, 2004
Warrants (Note 14)	12,110,546	5,268,546
Stock options (Note 17)	2,944,600	1,500,600
Preferred stock (Note 15)	3,000,000	2,439,732
Convertible notes (Note 13)		433,333

Totals	18,055,146	9,642,211

All warrants are exercisable in whole or in part, at any time and from time to time on or before the expiration date. These warrants are or will be exercisable at $.30 to $1.50 per share and expire at various dates from July 2007 through 2014.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 17 – Stock Compensation Plans

2000 Stock Incentive Plan: Effective February 15, 2000, the Company adopted a 2000 Stock Incentive Plan and a 2000 Employee Benefit Plan which authorizes the granting of shares and options to employees, outside directors, consultants, and vendors. The 2000 Stock Incentive Plan and 2000 Employee Benefit Plan were approved by shareholders at the May 2000 annual meeting. Under the Plans, awards are made in the form of restricted shares or options, which may constitute incentive stock options (“ISO”) or nonstatutory stock options (“NSO”). Only employees of the Company are eligible for the grant of incentive stock options. The total number of options and restricted shares that could have been awarded under the 2000 Stock Incentive Plan initially was 1,000,000. As of the first day of each calendar year commencing January 1, 2001, this total will automatically increase by 2% of the total number of common shares then outstanding or 100,000 shares, whichever is less. The option price, number of shares, grant date, and vesting period are determined at the discretion of the Company’s Board of Directors. The exercise price of each ISO granted under the plan must equal 100% of the market price of the Company’s stock on the date of grant. The exercise price of each NSO grant under the plan cannot be less than 85% of the market price of the Company’s stock on the date of grant. An option’s maximum term is 10 years. As of November 30, 2004, the total number of options that were authorized for issuance under the 2000 Stock Incentive Plan had increased from 1,000,000 shares to 1,400,000. However, the Company has issued more options than were authorized under the 2000 Stock Incentive Plan. This was necessary to provide an incentive to key employees to stay with the Company or one of its subsidiaries. The Company obtained stockholders’ approval for an increase in the number of options authorized for issuance at its stockholders’ meeting.

2000 Employee Benefit Plan: On July 3, 2000, the Company filed with the Securities and Exchange Commission an S-8 registration statement (the “Registration Statement”) in respect of its 2000 Employee Benefit Plan to register 7,000,000 shares of the Company’s common stock issuable under the plan. One or more Performance Awards may be granted under the plan to any eligible person providing services to or for the Company. The value of such awards may be linked to the market value, book value or other measure of the value of the common stock or other specific performance criteria determined appropriate by the Board of Directors or the Compensation Committee (the “Committee”). The Board or the Committee may approve stock payments to eligible persons who elect to receive such payments in the manner determined by the Board or the Committee. The total number of shares that can be awarded under the 2000 Employee Benefit Plan is 7,000,000.

Prior to 2000, the Company had issued options with terms of up to 10 years and exercise prices of $.50 to $2.50 per share (the fair market value at the respective dates of grant) to various employees, officers and directors of the Company in return for various services rendered to the Company. None of these options remained outstanding at November 30, 2005 and 2004. Changes during the years ended November 30, 2005 and 2004 in stock options

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 17 – Stock Compensation Plans (Continued)

outstanding with respect to the 2000 plans for the Company were as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,020,600	$0.71	1,639,667	$0.50
Granted			100,000	3.05
Forfeited			(616,667)	0.50
Exercised	(138,000)	0.58	(102,400)	1.00

Options outstanding at end of year	882,600	$0.73	1,020,600	$0.71

Options exercisable at end of year	668,878		643,378

The following table summarizes information about stock options outstanding for the 2000 plans at November 30, 2005, all of which are at fixed prices:

Range of Exercise Prices	Number Outstanding At 11/30/05	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable At 11/30/05	Exercisable Weighted Average Exercise Price
$ .30 - $ .40	682,600	1.61 yrs	$0.39	517,489	$0.39
$ .57 - $1.00	100,000	1.83 yrs	0.74	87,500	0.72
$ 2.55 - $3.50	100,000	2.17 yrs	3.05	63,889	3.05

	882,600		$0.73	668,878	$0.69

2004 Equity Incentive Plan: Effective June 16, 2004, the Company adopted an equity incentive plan, which authorizes the granting of stock awards to employees, directors, and consultants. The purpose of the plan is to provide a means by which eligible recipients of stock awards may be given the opportunity to benefit from increases in the value of the common stock through granting of incentive stock options, non-statutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards. The shares of common stock may be issued pursuant to stock awards shall not exceed in the aggregate 5,000,000 shares of common stock plus an annual increase to be added of the first day of each Company fiscal year, beginning in 2005 and ending in (and including) 2013, equal to the lesser of the following amounts: (a) 15% of the Company’s outstanding shares of common stock on the day preceding the first day of such fiscal year; (b) 5,000,000 shares of common stock; or (c) an amount determined by the Board. Incentive stock options may be granted only to employees. The exercise price of each ISO granted under the plan must equal 100% of the market price of the Company’s stock on the date of the grant. A 10% stockholder shall not be granted an incentive stock option unless the exercise price of such option is at least 110% of the fair market value of the common stock on the date of the grants and the option is not exercisable after the expiration of five years from the date of the grant. The Board, in its discretion, shall determine the exercise price of each nonstatutory stock option. An option’s maximum term is 10 years.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 17 – Stock Compensation Plans (Continued)

Changes during the years ended November 30, 2005 and 2004 in stock options outstanding with respect to the 2004 plan for the Company were as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	480,000	$1.28	0	$0.00
Granted	1,582,000	1.33	480,000	1.28

Options outstanding at end of year	2,062,000	$1.32	480,000	$1.28

Options exercisable at end of year	560,333		48,000

The following table summarizes information about stock options outstanding for the 2004 plan at November 30, 2005, all of which are at fixed prices:

Range Of Exercise Prices	Number Outstanding At 11/30/2005	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable At 11/30/2005	Exercisable Weighted Average Exercise Price
$068 - $1.10	322,000	3.98 yrs	$0.97	41,860	$0.97
$1.25- $2.00	1,740,000	3.57 yrs	1.39	518,472	1.36

	2,062,000		$1.32	560,332	$1.33

SFAS 123 provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by APB 25. Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. In accordance with SFAS 123 and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company and Xenogenics, its subsidiary (see Note 19), have elected to continue to account for their stock options issued to employees under APB 25. Since the exercise price of all of the options granted by the Company and its subsidiary to their employees has been equal to or greater than fair value, the Company has not recognized any earned or unearned compensation cost in its consolidated financial statements in connection with those options.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 17 – Stock Compensation Plans (Continued)

On May 26, 2005, the Company executed a new employment agreement with Ronald Faris, Ph.D., continuing his employment as Senior Vice President and Chief Science Officer. The agreement is for a term of three years and may be cancelled by Dr. Faris or by the Company at any time. The agreement provides for a base salary of $175,000 per year plus participation in the Company’s bonus and compensation programs for executive management, if and when established. In addition Dr. Faris received a stock option (the “Option”) to purchase 200,000 shares of the Company’s common stock, at an exercise price of $1.40 per share, (the fair market value at the date of the grant) under the Company’s 2004 Equity Incentive Plan (the “Plan”). Subject to the terms of the Plan, the Option will be exercisable for a period of five years and vest monthly over the three-year term of the agreement in equal increments of 1/36th. The Board also agreed to grant Dr. Faris a one year, fully vested grant for 50,000 shares to replace an expiring option.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 18 – Grant Income

In July 2003, the Company was awarded a grant by the National Institutes of Health to improve the function of the Company’s cell line. The Company began the project in July 2004. The total federal award amounted to $139,314. The project period expired on December 31, 2004. During the year ended November 30, 2005, the Company received $36,256 under the grant and has accounted for this as an offset to research and development expenses for the year. On August 30, 2005, notification was received that a new Small Business Innovation Research award in the amount of $138,473 had been granted to the Company to create proprietary BioFactories™ that express a serine protease inhibitor recently implicated as a novel treatment for sepsis. During the year ended November 30, 2005, the Company received $45,113 under this grant and has accounted for this as an offset to research and development expenses for the year.

Note 19 – Xenogenics Subsidiary and Minority Interest

As of November 30, 2005 and 2004, the Company owned 56.4% of the 2,659,004 outstanding common shares of Xenogenics, one of its subsidiaries.

Note 20 – Acquisition

On September 7, 2005, MCTI entered into an Asset Contribution Agreement with the Company, Alliance Pharmaceutical Corp. (“Alliance”), and Astral, Inc. (“Astral,” and together with Alliance, “Transferors”) (the “Agreement”). Pursuant to the Agreement, MCTI issued 490,000 shares of common stock to Alliance in consideration for the acquisition of certain assets (including intellectual property, laboratory equipment and furniture) and the assumption of certain liabilities relating to Transferors’ business. The intellectual property acquired by MCTI includes ten United States and twenty foreign issued and pending patents and patent applications related to chimeric antibody technology, treatment of Type 1 diabetes, T-cell tolerance, toll-like receptor technology, dendritic cells, dsRNA technology and immunosuppression. The 490,000 shares of MCTI’s common stock represent 49% of the outstanding shares of MCTI, as of the closing of the transaction. As part of the acquisition, the Company has guaranteed the obligations of MCTI related to the assumption of certain liabilities relating to Transferors’ business.

Prior to the closing of the Acquisition, Stephen Chang, a director and the President of the Company, served as the President and Chief Executive Officer of Astral on a one-day per week basis. As part of MCTI’s assumption of certain liabilities of Transferors, MCTI assumed liabilities owed by Astral to Dr. Chang in the amount of $200,000. The $200,000 assumed by MCTI will be paid to Dr. Chang over time as determined by the board of directors of MultiCell, with Dr. Chang abstaining from voting thereon. In addition, MCTI hired two scientists of Astral as part of the Acquisition.

Immediately following the closing of the Acquisition, MCTI sold and issued 500,000 shares of MCTI’s Series A Preferred Stock to the Company pursuant to a Series A Preferred Stock Purchase Agreement (the “Series A Financing”). In consideration for MCTI’s issuance of shares of Series A Preferred Stock, the Company paid to MCTI cash in the amount of $1,000,000, and issued a secured promissory note to MCTI in the amount of $1,000,000 (the “Note”). The Note bears interest at an annual rate of 5% and may be prepaid without penalty by the Company at any time. The Note is secured by 250,000 shares of Series A Preferred Stock held by the Company and is payable in the amount of $250,000 plus interest at the end of each three-month period following the issuance of such Note. Following the Series A Financing, the Company holds approximately 67% of the outstanding shares (on an as-converted basis) of MCTI, and Alliance holds the remainder of approximately 33%.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 20 – Acquisition (Continued)

The board of directors of MCTI consists of three members as follows: (a) W. Gerald Newmin, the Company’s Chief Executive Officer, (b) Stephen Chang, the Company’s President, and (c) Duane Roth, Alliance’s Chief Executive Officer. As a result of the acquisition of MCTI $1,000,000 of the Company’s cash, cash equivalent and marketable securities position at November 30, 2005 is restricted for use in MCTI operations.

Simultaneously with the execution of the Agreement, the Company entered into an IP Agreement and Release (the “IP Agreement”) with Mixture and Astral. Pursuant to the IP Agreement, Mixture assigned to MCTI certain intellectual property related to the Astral business previously assigned by Astral to Mixture. In consideration, the Company (a) paid $100,000 to Mixture, and (b) issued to Mixture a Warrant to purchase up to 400,000 shares of the Company’s Common Stock. The first 200,000 shares underlying the Warrant may be exercised by Mixture commencing six months following the issue date of the Warrant at an exercise price per share of $1.20. The second 200,000 shares underlying the Warrant may be exercised by Mixture (a) commencing on the one-year anniversary of the issue date of the Warrant at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such one-year anniversary, or (b) in the event of a change of control of the Company prior to such one-year anniversary, commencing on the date of the public announcement of such change of control at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such change of control. The Warrant shall terminate upon the earlier of (a) the seventh anniversary of the issue date of the Warrant and (b) a change of control of the Company. The Company has granted customary “piggy-back” registration rights with respect to the shares issuable pursuant to the exercise of the Warrant.

Note 21 – Subsequent Events

On December 1, 2005, the Company entered into Research Agreement (the “Agreement”) with The Trustees of Columbia University (“Columbia”). Among other things, the Agreement provides for the investigation of a novel anti-apoptosis compound. The research project is designed to determine whether the compound can protect against Retinal Ganglion cell (RGC) death in acute and chronic in vivo models of optic neuropathy. The research will be conducted in a Columbia laboratory under the direction of Dr. James Tsai, Associate Professor of Ophthalmology. The Company will provide financial support for the research during the two year term of the Agreement in an aggregate amount of at least approximately $310,000, subject to certain adjustments. The Company will also pay Columbia an additional $50,000 in consideration of Columbia’s grant to the Company of an option to enter into an exclusive world-wide license for any invention resulting from the research, subject to certain conditions. Subject to the Company’s option, Columbia will own any invention or research information that results from the research.

The Company entered into an employment agreement with Gerard A. Wills, effective January 9, 2006, pursuant to which, Mr. Wills was appointed the Company’s new Chief Financial Officer. The employment of Janice DiPietro, Chief Financial Officer of the Company, was terminated effective as of January 9, 2006. Dr. DiPietro has entered into a consulting agreement with the Company.

The Company entered into the Agreement with Mr. Wills pursuant to which, among other things, Mr. Wills will be an “at-will” employee. Mr. Wills will be paid an annual base salary of $230,000 and is eligible to participate in the Company’s discretionary bonus plan based on individual and Company performance. In addition, if (a) Mr. Wills’ employment is terminated for any reason, other than for cause (as defined in the Agreement), and (b) Mr. Wills

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Note 21 – Subsequent Events (Continued)

executes the Company’s form of separation and release agreement, then Mr. Wills will receive severance pay of up to six (6) months of his current base salary, less standard deductions and withholdings after the first year of employment, and on a prorated basis over the first year of the agreement. Subject to approval by the Company’s Board of Directors, Mr. Wills will be granted, pursuant to the Company’s 2004 Equity Incentive Plan, an option to purchase a minimum of 300,000 shares of the Company’s Common Stock at an exercise price per share equal to the closing price of the Company’s Common Stock on the date of such grant. One-thirty-sixth (1/36th) of the shares subject to any option will vest on a monthly basis from the commencement of employment with the Company and the option shall expire in five years, subject to Mr. Wills’ continued employment with the Company on any such date. In connection with the hire of Mr. Wills, one of the Company’s directors was paid a recruitment fee of $23,000.

On December 31, 2005, the Company entered into a Worldwide Exclusive License Agreement (the “License Agreement”) with Amarin Neuroscience Limited (“Amarin”). Among other things, the License Agreement provides that Amarin shall grant to the Company and its affiliates an exclusive worldwide license with respect to therapeutic or commercial uses of certain technology of Amarin, including LAX-202 (to be renamed MCT-125), and the Company shall develop and seek to commercialize products based on such technology. The initial technology to be developed is Amarin’s LAX-202, which is a potential treatment for fatigue in patients diagnosed with multiple sclerosis.

In addition, the parties shall have a four-year mutual option to exclusively negotiate with the other with respect to entering into a commercial agreement with respect to certain additional patents owned by Amarin related to the technology licensed to the Company. MultiCell will pay to Amarin (a) a one-time license fee, (b) milestone payments based on time, approval by the Food and Drug Administration of any products developed under the License Agreement, and sales by MultiCell of such products, and (c) royalty payments based on sales by MultiCell of any such products.

Amarin shall retain ownership of all licensed patent rights under the License Agreement. The License Agreement further includes customary provisions related to, among other things, indemnification, insurance, maintenance of patent rights, confidentiality, and arbitration.

On February 1, 2006, the Company terminated the license agreement with XenoTech discussed in Note 8 above, due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. The Company is currently in discussions with XenoTech regarding a potential new nonexclusive agreement. As a result of this termination and the Company’s current recognition of the initial non-refundable payment of $800,000, over the 7-year term of the agreement, the Company will recognize in income the remaining amount of deferred income of $533,333 in the first quarter of the next fiscal year.

On January 24, 2006, the Company issued a warrant to purchase common stock (the “warrant”) to Trilogy Capital Partners, Inc. (the “holder”). Pursuant to the warrant, the holder is entitled to purchase from the Company up to 1,000,000 shares of the Company’s common stock, at an exercise price per share of $0.60. The warrant shall expire and shall no longer be exercisable on the earlier of February 1, 2009 or any change of control of the Company. The Company granted piggyback registration rights to the holder with respect to the warrant and the shares exercisable thereunder.

Note 22 – Restatement of Quarterly Data (unaudited)

In connection with the preparation of the Annual Report on Form 10-KSB of the Company for the fiscal year ended November 30, 2005, the Company’s independent registered public accounting firm brought to the attention of the Company that certain of the Company’s issued and outstanding stock options and warrants issued to consultants and Scientific Advisory Board members are subject to variable accounting treatment under applicable accounting standards, and, accordingly, previously recognized compensation expenses should be reduced in the Company’s previously issued financial statements under the Financial Accounting Standards Board’s Interpretation 44, “Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25” (Issue Date 3/00). The Audit Committee of the Board of Directors, as a result, directed management to complete an investigation focused on the Company’s accounting for all stock options and warrants issued during the two years ended November 30, 2005. Upon completion of this investigation, management and the Audit Committee have identified certain adjustments that necessitate the restatement of its financial statements for the first three quarters of fiscal 2005, the interim periods of fiscal 2004 and for the fiscal year 2004 (See Note 3). These adjustments reflect variable accounting treatment of the affected stock options and warrants for the relevant periods. Under variable option accounting, compensation expense is increased or decreased as a result of changes in the market price of the Company’s common stock. Specifically, the Company accounted for various warrant and stock option grants recording a one-time charge calculated using the Black-Scholes valuation model, when in fact, no charge should have been recognized. The Company also granted warrants and options to consultants and advisory board members and also recognized a one-time charge when these warrants and options should have been subject to variable accounting.

The following table shows the effects of the restatement on the Company’s quarterly results of operations. In the tables that follow, the columns labeled “Restatement Adjustments” represent adjustments for excess compensation expense recorded.

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Restated Consolidated Statement of Operations

For the Quarter Ended August 31, 2005

(Unaudited)

	As Previously Reported August 31, 2005	Restatement Adjustment August 31, 2005		As restated August 31, 2005
Revenue	$69,056	$		$69,056

Operating expenses:
Selling, general and administrative expenses	877,416		(127,996)	749,420
Research and development	254,074			254,074
Depreciation and amortization	41,546			41,546

Total operating expenses	1,173,036		(127,996)	1,045,040

Operating loss	(1,103,980)		127,996	(975,984)
Other income	44,617			44,617

Net loss	$(1,059,363)		$127,996	$(931,367)

Net loss per share applicable to common stockholders—basic and diluted	$(0.03)		$0.00	$(0.03)

Weighted average number of common shares outstanding—basic and diluted	32,052,064		32,052,064	32,052,064

Restated Consolidated Statement of Operations

For the Quarter Ended May 31, 2005

(Unaudited)

	As Previously Reported May 31, 2005	Restatement Adjustment May 31, 2005		As restated May 31, 2005
Revenue	$39,693	$		$39,693

Operating expenses:
Selling, general and administrative expenses	1,032,636		(206,208)	826,428
Research and development	236,031			236,031
Depreciation and amortization	39,506			39,506

Total operating expenses	1,308,173		(206,208)	1,101,965

Operating loss	(1,268,480)		206,208	(1,062,272)
Other income	149,130			149,130

Net loss	$(1,119,350)		$206,208	$(913,142)

Net loss per share applicable to common stockholders—basic and diluted	$(0.04)		$0.01	$(0.03)

Weighted average number of common shares outstanding—basic and diluted	31,562,858		31,562,858	31,562,858

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Restated Consolidated Statement of Operations

For the Quarter Ended February 28, 2005

(Unaudited)

	As Previously Reported February 28, 2005	Restatement Adjustment February 28, 2005		As restated February 28, 2005
Revenue	$41,822	$		$41,822

Operating expenses:
Selling, general and administrative expenses	576,332		424,620	1,000,952
Research and development	115,819			115,819
Depreciation and amortization	40,000			40,000

Total operating expenses	732,151		424,620	1,156,771

Operating loss	(690,329)		(424,620)	(1,114,949)
Other income	8,717			8,717

Net Loss	(681,612)		(424,620)	(1,106,232)

Net loss per share applicable to common stockholders—basic and diluted	$(0.02)		$(0.02)	$(0.04)

Weighted average number of common shares outstanding—basic and diluted	27,125,226		27,125,226	27,125,226

Restated Consolidated Statement of Operations

For the Quarter Ended November 30, 2004

(Unaudited)

	As Previously Reported November 30, 2004	Restatement Adjustment November 30, 2004		As restated November 30, 2004
Revenue	$225,453	$		$225,453

Operating expenses:
Selling, general and administrative expenses	552,727		(306,501)	246,226
Research and development	179,189			179,189
Depreciation and amortization	42,435			42,435

Total operating expenses	774,351		(306,501)	467,850

Operating loss	(548,898)		306,501	(242,397)
Other income	282,655			282,655

Net income (loss)	$(266,243)		$306,501	$40,258

Net loss per share applicable to common stockholders—basic and diluted	$(0.01)		$0.01	$0.00

Weighted average number of common shares outstanding—basic and diluted	24,323,709		24,323,709	24,323,709

MULTICELL TECHNOLOGIES, INC. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended November 30, 2005 and 2004

Restated Consolidated Statement of Operations

For the Quarter Ended August 31, 2004

(Unaudited)

	As Previously Reported August 31, 2004	Restatement Adjustment August 31, 2004		As restated August 31, 2004
Revenue	$176,299	$		$176,299

Operating expenses:
Selling, general and administrative expenses	296,272		(182,159)	114,113
Research and development	283,946			283,946
Depreciation and amortization	45,752			45,752

Total operating expenses	625,970		(182,159)	443,811

Operating loss	(449,671)		182,159	(267,512)
Other expense	(9,959)			(9,959)

Net loss	(459,630)		182,159	(277,471)
Non-cash deemed dividend related to beneficial conversion features of Series I Preferred stock	(1,721,144)			(1,721,144)

Net loss	$(2,180,774)		$182,159	$(1,998,615)

Net loss per share applicable to common stockholders—basic and diluted	$(0.09)		$0.01	$(0.08)

Weighted average number of common shares outstanding—basic and diluted	24,442,452		24,442,452	24,442,452

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	August 31, 2006	November 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	$568,964	$1,515,475
Marketable securities	—	1,138,201
Interest and dividends receivable	—	18,235
Accounts, royalties and grant receivable	90,081	71,764
Other current assets	70,540	63,033

Total current assets	729,585	2,806,708

Equipment and improvements, net	142,186	151,524
License agreements, net of accumulated amortization of $2,213,715 and $2,183,393	819,678	250,000
Intangible assets, net of accumulated amortization of $69,032 and $17,258	1,216,687	1,268,461
Other assets	70,891	30,952

Total assets	$2,979,027	$4,507,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$816,632	$605,476
Current portion of deferred income	42,871	538,533

Total current liabilities	859,503	1,144,009

Deferred income, net of current portion	53,300	57,200

Total liabilities	912,803	1,201,209

Minority interest	200,287	630,655

Commitments and contingencies

Series B Redeemable Convertible Preferred Stock, 17,000 shares designated as Series B, 17,000 shares issued and outstanding, liquidation value of $1,713,104	1,713,104	—

Stockholders’ equity:
Preferred stock, $.01 par value: 1,000,000 shares authorized, Series I Convertible Preferred, 20,000 shares designated as Series I, 12,200 shares and 15,000 shares issued and outstanding, liquidation value of $1,220,000 and $1,500,000	121	150
Common stock, $.01 par value: 200,000,000 shares authorized, 37,092,519 shares and 33,046,811 shares issued and outstanding	370,925	330,468
Additional paid-in capital	30,356,910	28,227,833
Accumulated deficit	(30,575,123)	(25,881,409)
Accumulated other comprehensive income (loss)	—	(1,261)

Total stockholders’ equity	152,833	2,675,781

Total liabilities and stockholders’ equity	$2,979,027	$4,507,645

See accompanying notes to condensed consolidated financial statements.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Three Months Ended August 31, 2006 and 2005

	2006	2005 As Restated
		(Note 3 )
Revenue	$28,874	$69,056

Operating expenses:
Selling, general and administrative expenses	653,729	749,420
Research and development	592,380	254,074
Depreciation and amortization	40,953	41,546

Total operating expenses	1,287,062	1,045,040

Operating loss	(1,258,188)	(975,984)

Other income (expense):
Gain on sale of property		3,847
Interest expense	(2,312)	(4,933)
Interest and dividend income	136	37,928
Minority interest in net loss of subsidiary	124,384	7,775

Total other income	122,208	44,617

Net loss	(1,135,980)	(931,367)
Deemed dividend related to Series B preferred stock	(1,700,000)	—
Preferred stock dividends	(20,834)	—

Net loss attributable to common stockholders	$(2,856,814)	$(931,367)

Net loss per share attributable to common stockholders - basic and diluted	$(0.08)	$(0.03)

Weighted average number of common shares - basic and diluted	36,503,186	32,052,064

See accompanying notes to condensed consolidated financial statements.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Nine Months Ended August 31, 2006 and 2005

	2006	2005 As Restated
		(Note 3 )
Revenue	$601,880	$150,571

Operating expenses:
Selling, general and administrative expenses	2,510,221	2,576,800
Research and development	1,378,604	605,924
Depreciation and amortization	112,682	121,052

Total operating expenses	4,001,507	3,303,776

Operating loss	(3,399,627)	(3,153,205)

Other income (expense):
Gain on sale of property	—	136,016
Loss on sale of marketable securities	(22,151)	—
Loss on abandonment of leasehold improvements	—	(14,286)
Amortization of discount on notes receivable	—	5,000
Interest expense	(4,506)	(25,338)
Interest and dividend income	23,036	80,391
Minority interest in net loss of subsidiary	430,368	20,681

Total other income	426,747	202,464

Net loss	(2,972,880)	(2,950,741)
Deemed dividend related to Series B preferred stock	(1,700,000)	—
Preferred stock dividends	(20,834)	—

Net loss attributible to common stockholders	$(4,693,714)	$(2,950,741)

Net loss per share attributible to common stockholders - basic and diluted	$(0.14)	$(0.10)

Weighted average number of common shares - basic and diluted	34,643,569	30,269,501

See accompanying notes to condensed consolidated financial statements.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

For the Nine Months Ended August 31, 2006

	Series I Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, Dec. 1, 2005	15,000	$150	33,046,811	$330,468	$28,227,833	$(25,881,409)	$(1,261)	$2,675,781
Stock-based compensation for services					(30,525)			(30,525)
Common stock issued for services			1,383,381	13,834	491,996			505,830
Common stock issued in conjunction with equity line			1,572,327	15,723	(15,723)			—
Conversion of preferred stock into common	(2,800)	(29)	1,000,000	10,000	(9,971)			—
Common stock issued in settlement of lawsuit			90,000	900	33,300			34,200
Deemed dividend related to beneficial conversion feature of Series B preferred stock					1,660,000	(1,700,000)		(40,000)
Dividends on preferred stock						(20,834)		(20,834)
Net loss						(2,972,880)		(2,972,880)
Unrealized gain on marketable securities							1,261	1,261

Balance, August 31, 2006	12,200	$121	37,092,519	$370,925	$30,356,910	$(30,575,123)	$—	$152,833

See accompanying notes to condensed consolidated financial statements.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Nine Months Ended August 31, 2006 and 2005

	2006	2005 As Restated
		(Note 3)
Cash flows from operating activities:
Net loss	$(2,972,880)	(2,950,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112,682	121,052
Amortization of discount on notes receivable	—	(5,000)
Loss on sale of marketable securities	22,151	—
Amortization of bond premium (discount)	2,823	—
Common stock issued for services	505,830	293,112
Common stock issued for legal settlement	34,200
Stock-based compensation for services	(30,525)	685,266
XenoTech deferred income recognized	(533,333)	—
Minority interest in loss of subsidiary	(430,368)	(20,681)
Allowance for bad debts	47,519	—
Loss on abandonment of leasehold improvements	—	14,286
Gain on sale of property	—	(136,016)
Changes in operating assets and liabilities:
Accounts, royalties and interest receivable	7,399	20,435
Other current assets	(7,507)	(91,442)
Other assets	(4,939)	(21,749)
Accounts payable and accrued expenses	211,156	123,888
Other current liabilities	—	(41,687)
Deferred income	(21,229)	(89,614)
Other liabilities	—	267

Net cash used in operating activities	(3,057,021)	(2,098,624)

Cash flows from investing activities:
License agreement	(600,000)	—
Purchase of equipment	(21,248)	(42,910)
Proceeds from sale of property	—	2,620
Principal payments on notes receivable	—	600,000
Proceeds from sale (purchase) of marketable securities	1,114,488	(1,153,025)

Net cash provided by (used in) investing activities	493,240	(593,315)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	—	3,441,721
Proceeds from issuance of preferred stock, net	1,660,000	—
Proceeds from exercised warrants	—	465,125
Preferred stock dividends	(7,730)	—
Deferred financing costs	(35,000)	—

Net cash provided by financing activities	1,617,270	3,906,846

Net increase (decrease) in cash and cash equivalents	(946,511)	1,214,907
Cash and cash equivalents, beginning of period	1,515,475	1,311,879

Cash and cash equivalents, end of period	$568,964	$2,526,786

Supplemental disclosure:
Interest paid	$4,506	$25,338

Non-cash transactions:
Conversion of convertible notes payable and accrued interest into common stock	$—	$519,272

Accrued real estate taxes assumed by buyer in sale of real estate	$—	$179,728

See accompanying notes to condensed consolidated financial statements.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements and related notes of MultiCell Technologies, Inc. and its subsidiaries (the “Company” or “MultiCell”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation have been included. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-KSB for the year ended November 30, 2005 (the “Form 10-KSB”) previously filed with the SEC. The results of operations for the three and nine month periods ended August 31, 2006 are not necessarily indicative of the operating results for the fiscal year ending November 30, 2006. The condensed consolidated balance sheet as of November 30, 2005 has been derived from the Company’s audited financial statements.

REVENUE RECOGNITION

The Company’s revenues have been generated primarily from contractual research activities and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech, LLC (“XenoTech”). While management believes such sources of revenue (such as a distribution agreement with a new partner) may be part of the Company’s ongoing operations, management of the Company may also consider the potential sale of this line of business if it is in the best interests of the Company. The Company applies the guidance provided by SEC Staff Accounting Bulletin Topic 13, “Revenue Recognition” (“Topic 13”). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contractual amounts is reasonably assured. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12 - month period subsequent to the balance sheet date are classified as a current liability. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

Prior to December 1, 2004, the Company had recognized revenues under its exclusive distribution agreement with XenoTech based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech was required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. As collection of the contractual amount was no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement’s royalty percentage applied to XenoTech’s actual sales for the period instead of the minimum royalty amount. Such revenues amounted to $10,246 and $47,318 for the three and nine months ended August 31, 2006 and $38,930 and $60,667 for the three and nine months ended August 31, 2005, respectively. On February 1, 2006, the Company terminated the license agreement with XenoTech discussed in Note 7, due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the agreement, including the payment of minimum royalties to maintain exclusivity. As a result of this termination and the Company’s current recognition of the initial non-refundable payment of $800,000, over the 7-year term of the agreement, the Company recognized in income the remaining amount of deferred income of $533,333 in the quarter ended February 28, 2006.

COMPREHENSIVE INCOME ( LOSS)

Comprehensive income (loss), which is reported on the accompanying condensed consolidated statement of stockholders’ equity as a component of accumulated other comprehensive income (loss), consists of net loss and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss. For the Company, comprehensive income (loss) consisted of the net loss adjusted for the unrealized holding gains and losses on the Company’s available-for-sale marketable securities during the nine months ended August 31, 2006.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123 “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”), which provided for the use of the intrinsic value method of accounting for employee stock options. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first quarter of the first annual reporting period that begins after December 15, 2005. Under SFAS 123R, the use of the intrinsic value method and the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

The Company has adopted the provisions of SFAS 123R effective December 1, 2005 and has selected the Black-Scholes method of valuation for share-based compensation. The Company has adopted the modified prospective transition method which does not require restatement of prior periods. Instead, it requires that compensation cost be recorded as earned for all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123R. The charge is being recognized in research and development and selling, general and administrative expenses over the remaining service period after the adoption date based upon the original estimate of fair value of the options as of the grant date.

2. GOING CONCERN

These condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of August 31, 2006, the Company has operating and liquidity concerns and, as a result of recurring losses has incurred an accumulated deficit of $30,575,123. These factors, among others, create an uncertainty about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to successfully acquire the necessary capital to continue its on-going research efforts and bring its products to the commercial market. Management’s plans to acquire future funding include the potential sale of our common and/or preferred stock, the sale of warrants, and sales of its proprietary media, immortalized cells and primary cells to the pharmaceutical industry. Additionally, the Company continues to pursue research projects, government grants and capital investment. The accompanying condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

On May 3, 2006, MultiCell entered into a common stock purchase agreement with Fusion Capital Fund II, LLC (“Fusion Capital”), an Illinois limited liability company, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from the Company up to an aggregate amount of $8 million from time to time over a 25 month period. MultiCell has authorized 8,000,000 shares of its common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The Company does not have the right to commence any sales of its shares to Fusion Capital until the SEC has declared effective the registration statement. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, the Company generally has the right but not the obligation from time to time to sell its shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. The Company commenced the first sales of its share to Fusion Capital on or about October 25, 2006. MultiCell has the right to control the timing and amount of any sales of its shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the Company’s shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of MultiCell’s common stock on any business day that the price of its common stock is below $0.20. The agreement may be terminated by MultiCell at any time at the Company’s discretion without any cost to the Company. We anticipate using the proceeds from this financing for general corporate purposes, including the advancement of MCT-125 in a pivotal Phase IIb/III clinical trial for the treatment of fatigue in Multiple Sclerosis, subject to the holders of our Series B Convertible Preferred Stock electing to require the Company to use 25% of the proceeds received by the Company under the common stock purchase agreement to repurchase and redeem their Series B preferred stock or common stock that such Series B preferred stock are convertible into.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. GOING CONCERN (continued)

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital retained the original 1,572,327 shares of common stock and returned the warrant to the Company.

On July 14, 2006, the Company completed a private placement of Series B convertible preferred stock. A total of 17,000 Series B shares were sold to accredited investors at a price of $100 per share. The Series B shares are convertible at any time into common stock at a conversion price determined by dividing the purchase price per share of $100 by $0.32 per share (the “Conversion Price.”) The Conversion Price is subject to equitable adjustment in the event of any stock splits, stock dividends, recapitalizations and the like. In addition, the Conversion Price is subject to weighted average anti-dilution adjustments in the event the Company sells common stock or other securities convertible into or exercisable for common stock at a per share price, exercise price or conversion price lower than the Conversion Price then in effect in any transaction (other than in connection with an acquisition of the securities, assets or business of another company, joint venture and employee stock options.) The conversion of the Series B preferred stock is limited for each investor to 9.99% of the Company’s common stock outstanding on the date of conversion. The Series B preferred stock does not have voting rights. Commencing on the date of issuance of the Series B preferred stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B preferred stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of (a) the Wall Street Journal Prime Rate plus 1%, or (b) 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to 85% of the otherwise applicable conversion price.

If the Company draws any proceeds from the Company’s equity line credit facility with Fusion Capital, the purchasers may require the Company to use 25% of the gross proceeds received by the Company under such equity line to repurchase and redeem purchaser’s Series B Shares or Series B Preferred shares converted into Common Stock, as determined in the discretion of such purchaser. Series B Shares so redeemed shall be redeemed at $100 per share, plus accrued and unpaid dividends thereon, and shares of Common Stock so redeemed shall be redeemed at a price per share equal to the value weighted average closing price of the Company’s Common Stock over the immediately preceding five trading days, plus accrued and unpaid dividends thereon.

Until the earlier of (a) two (2) years after the closing date or (b) the date upon which all of the Series B Shares have been converted into Common Stock, the purchasers shall have a right of first refusal on any financing in which the Company is the issuer of debt or equity securities. If (a) the Company raises debt or equity financing during the right of first refusal period, (b) the Company’s Common Stock is trading below the conversion price of the Series B Shares at the time of such financing, and (c) the purchasers do not exercise their right of first refusal, then the Company shall, at the option of any purchaser, use 25% of the net proceeds from such financing to redeem such purchasers’ shares of Series B Preferred Stock or Common Stock, as determined by such purchaser. The redemption price shall be determined in the same manner as any redemption set forth in the preceding paragraph. In addition, if an event of default (as defined in the agreement) occurs, the conversion price of the Series B Shares (as set forth below) shall be reduced to 85% of the then applicable conversion price of such shares.

In addition, the purchasers also received warrants to acquire up to 10,500,000 shares of the Company’s common stock. The terms associated with the warrants are described in Note 6. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series B preferred stock shall be entitled to be paid second in priority to the Series I preferred stockholders out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series B preferred stock held plus any declared but unpaid dividends. After such payment has been made in full, such holders of Series B preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. RESTATEMENT OF FINANCIAL STATEMENTS

In connection with the preparation of the Annual Report on Form 10-KSB of the Company for the fiscal year ended November 30, 2005, the Company’s independent registered public accounting firm brought to the attention of the Company that certain of the Company’s issued and outstanding stock options and warrants issued to consultants and Scientific Advisory Board members were subject to variable accounting treatment under applicable accounting standards, and, accordingly, previously recognized compensation expenses should be reduced in the Company’s previously issued financial statements under the Financial Accounting Standards Board’s Interpretation 44, “Accounting for Certain Transactions involving Stock Compensation-an interpretation of APB Opinion No. 25” (Issue Date 3/00). The Audit Committee of the Board of Directors, as a result, directed management to complete an investigation focused on the Company’s accounting for all stock options and warrants issued during the two years ended November 30, 2005. Upon completion of this investigation, management and the Audit Committee identified certain adjustments that necessitated the restatement of its financial statements for the first three quarters of fiscal 2005, the interim periods of fiscal 2004 and for the fiscal year 2004. These adjustments reflect variable accounting treatment of the affected stock options and warrants for the relevant periods. Under variable option accounting, compensation expense is increased or decreased as a result of changes in the market price of the Company’s common stock. Specifically, the Company accounted for various warrant and stock option grants recording a one-time charge calculated using the Black-Scholes valuation model, when in fact, no charge should have been recognized. The Company also granted warrants and options to consultants and advisory board members and also recognized a one-time charge when these warrants and options should have been subject to variable accounting.

The following tables show the effects of the restatement on the Company’s quarterly results of operations for the three and nine months ended August 31, 2005. The column labeled “Restatement Adjustment” represents the adjustment for compensation expense or reversal recorded.

Restated Consolidated Statement of Operations

For the Three Months Ended August 31, 2005

(Unaudited)

	As Previously Reported August 31, 2005	Restatement Adjustment August 31, 2005		As restated August 31, 2005
Revenues	$69,056	$		$69,056

Operating expenses:
Selling, general and administrative expenses	877,416		(127,996)	749,420
Research and development	254,074			254,074
Depreciation and amortization	41,546			41,546

Total operating expenses	1,173,036		(127,996)	1,045,040

Operating loss	(1,103,980)		127,996	(975,984)
Other income (expense)	44,617			44,617

Net loss	$(1,059,363)		$127,996	$(931,367)

Net loss per share applicable to common stockholders - basic and diluted	$(0.03)		$0.00	$(0.03)

Weighted average number of common shares outstanding - basic and diluted	32,052,064		32,052,064	32,052,064

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Restated Consolidated Statement of Operations

For the Nine Months Ended August 31, 2005

(Unaudited)

	As Previously Reported August 31, 2005	Restatement Adjustment August 31, 2005		As restated August 31, 2005
Revenues	$150,571	$		$150,571

Operating expenses:
Selling, general and administrative expenses	2,486,384		90,416	2,576,800
Research and development	605,924			605,924
Depreciation and amortization	121,052			121,052

Total operating expenses	3,213,360		90,416	3,303,776

Operating loss	(3,062,789)		(90,416)	(3,153,205)
Other income (expense)	202,464			202,464

Net loss	$(2,860,325)		$(90,416)	$(2,950,741)

Net loss per share applicable to common stockholders - basic and diluted	$(0.09)		$(0.00)	$(0.09)

Weighted average number of common shares outstanding - basic and diluted	30,269,501		30,269,501	32,052,064

4. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE

On May 3, 2006, MultiCell entered into a common stock purchase agreement with Fusion Capital, which was amended and restated on October 5, 2006. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from the Company up to an aggregate amount of $8 million from time to time over a 25 month period. MultiCell has authorized 8,000,000 shares of its common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The Company does not have the right to commence any sales of its shares to Fusion Capital until the SEC has declared effective the registration statement. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, the Company generally has the right but not the obligation from time to time to sell its shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. The Company commenced the first sale of its shares to Fusion Capital on or about October 25, 2006. MultiCell has the right to control the timing and amount of any sales of its shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the Company’s shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of MultiCell’s common stock on any business day that the price of its common stock is below $0.20. The agreement may be terminated by MultiCell at any time at the Company’s discretion without any cost to the Company.

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital retained the original 1,572,327 shares of common stock and returned the warrant to the Company.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE (continued)

On March 10, 2006, the Board of Directors voted to approve the issuance of 350,918 shares of common stock at $0.41 per share (the closing price on that date) to members of the Company’s Board of Directors and to three consultants for services performed during the three months ended February 28, 2006. The total value of these shares was $143,876 and the related expense is included in selling, general and administrative expenses.

On May 23, 2006, the Board of Directors voted to approve the issuance of 387,481 shares of common stock at $0.36 per share (the closing price on that date) to members of the Company’s Board of Directors and to four consultants for services performed during the three months ended August 31, 2006. The total value of these shares was $139,493 and the related expense is included in selling, general and administrative expenses.

On March 29, 2006, the Company’s Series I preferred stockholders converted 1,250 preferred shares into 446,429 shares of common stock at a conversion price of $0.28 per share. On May 3, 2006, the Company’s preferred stockholders converted 1,550 preferred shares into 553,571 shares of common stock at a conversion price of $0.28 per share. As of August 31, 2006, the Company had reserved 4,880,000 shares of common stock for issuance upon conversion of the remaining 12,200 outstanding shares of preferred stock.

On July 17, 2006, the Board of Directors voted to approve the issuance of 90,000 shares of common stock at $0.38 per share (the closing price on that date) to an ex-employee in settlement of a dispute. The total value of the shares was $34,200 and the related expense is included in selling, general and administrative expenses.

On July 25, 2006, the Company entered into a Separation Agreement and Release with Anthony Cataldo, a member of the Company’s Board of Directors and a consultant to the Company (see Note 8.) In connection with the execution of the agreement, on August 1, 2006, the Company issued 158,333 shares of common stock at $0.36 per share (the closing price on that date) to Mr. Cataldo. The total value of these shares was $57,000 and it was for the July 1, 2006 payment of $45,000 plus payment of $12,000 of director’s fees not previously paid. The related expense related to the issuance of these shares is included in selling, general and administrative expenses.

On August 16, 2006, the Board of Directors voted to approve the issuance of 486,649 shares of common stock at $0.34 per share (the closing price on that date) to members of the Company’s Board of Directors and to three consultants for services performed during the three months ended August 31, 2006. The total value of these shares was $165,461 and the related expense is included in selling, general and administrative expenses.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123 “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”), which provided for the use of the intrinsic value method of accounting for employee stock options. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first quarter of the first annual reporting period that begins after December 15, 2005. Under SFAS 123R, the use of the intrinsic value method and the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

The Company has adopted the provisions of SFAS 123R effective December 1, 2005 and has selected the Black-Scholes method of valuation for share-based compensation. The Company has adopted the modified prospective transition method which does not require restatement of prior periods. Instead, it requires that compensation cost be recorded as earned for all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123R. The charge is being recognized in research and development and selling, general and administrative expenses over the remaining service period after the adoption date based upon the original estimate of fair value of the options as of the grant date. 123R requires that we elect an approved method to calculate the historical pool of windfall tax benefits upon adoption of SFAS 123R within one year of its adoption. As of August 31, 2006, we have not made that election.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE (continued)

Information with respect to stock activity for the Company’s plans for the nine months ended August 31, 2006 is as follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 1, 2005	2,944,600	$1.14
Grants	340,000	0.56
Cancellations	(342,600)	0.55

Outstanding at August 31, 2006	2,942,000	$1.16	3.10	$1,800

Exercisable at August 31, 2006	1,702,778	$1.14	2.70	$1,800

For grants during the nine months ended August 31, 2006 (there were no grants in the quarter ended August 31, 2006), the Company’s weighted average assumptions used in determining fair value under the Black-Scholes model for expected volatility, dividends, expected term until exercise, and risk-free interest rate were 68% to 94%; 0%; 3.33 to 5 years; and 4.42% to 4.73%, respectively. Expected volatility is based on the historical volatility of the Company’s common stock. The expected term of options is estimated based on the average of the vesting period and contractual term of the option. The risk-free rate is based on U.S. Treasury yields for securities in effect at the time of grant with terms approximating the expected term until exercise of the option. In addition, under SFAS 123R, fair value of stock options granted is recognized as expense over the service period, net of estimated forfeitures. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such resulting adjustment will be recorded in the period estimates are revised. The weighted average grant date fair value of options granted during both the three and nine months ended August 31, 2006 was $0.41.

In the three and nine months ended August 31, 2006, the Company recorded credits to share-based compensation for options and warrants of $132,185 (no effect per share) and $30,525 (no effect per share), respectively, which is included in the Company’s net loss for each period. As of August 31, 2006, unamortized stock-based compensation expenses of $495,058 remain to be recognized over a weighted-average period of 1.87 years.

Prior to the adoption of SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by APB 25 and related interpretations, to account for its stock options granted to employees. Under this method, compensation cost was recorded only if the market price of the underlying common stock on the date of grant exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted only the disclosure requirements of SFAS 123, as amended, which were similar in most respects to SFAS 123R.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE (continued)

The following table illustrates the pro forma effect on the Company’s net loss and net loss per share as if the Company had adopted the fair value-based method of accounting for stock-based compensation under SFAS 123 for the three and nine months ended August 31, 2005:

	Three Months Ended August 31, 2005	Nine Months Ended August 31, 2005
Net loss applicable to common stockholders - as restated and reported	$(931,967)	$(2,950,741)

Deduct: stock-based employee compensation expense assuming a fair value based method has been used for all awards	(27,297)	(81,892)

Net loss - pro forma	$(959,264)	$(3,032,633)

Basic and diluted net loss per common share - as restated and reported	$(0.03)	$(0.10)

Basic and diluted net loss per common share - pro forma	$(0.03)	$(0.10)

The fair values of options granted in the three and nine months ended August 31, 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 1.34% to 2.91%, dividend yield of 0.0%, volatility factors of the expected market price of the Company’s common stock ranging from 59% to 97%, and an expected life of the options of five years.

The Company incurred losses for the three and nine months ended August 31, 2006 and 2005. The assumed effects on net loss per share of the exercise of outstanding stock options and warrants and the conversion of convertible notes payable and convertible preferred stock were anti-dilutive and, accordingly, diluted per share amounts equal basic net loss per common share amounts. The total number of common shares potentially issuable upon exercise or conversion excluded from the calculation of diluted loss per share was 37,329,680 and 16,623,027 as of August 31, 2006 and 2005, respectively.

5. SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock. The Board of Directors has designated 17,000 shares as Series B convertible preferred stock. On July 14, 2006, the Company completed a private placement of Series B convertible preferred stock. A total of 17,000 Series B shares were sold to accredited investors at a price of $100 per share. The Series B shares are convertible at any time into common stock at a conversion price determined by dividing the purchase price per share of $100 by $0.32 per share (the “Conversion Price.”) The Conversion Price is subject to equitable adjustment in the event of any stock splits, stock dividends, recapitalizations and the like. In addition, the Conversion Price is subject to weighted average anti-dilution adjustments in the event the Company sells Common Stock or other securities convertible into or exercisable for Common Stock at a per share price, exercise price or conversion price lower than the Conversion Price then in effect in any transaction (other than in connection with an acquisition of the securities, assets or business of another company, joint venture and employee stock options.) The conversion of the Series B preferred stock is limited for each investor to 9.99% of the Company’s common stock outstanding on the date of conversion. The Series B preferred stock does not have voting rights. Commencing on the date of issuance of the Series B Preferred Stock until the date a registration statement registering the common shares underlying the preferred stock and warrants issued is declared effective by the SEC, the Company will pay on each outstanding share of Series B Preferred Stock a preferential cumulative dividend at an annual rate equal to the product of multiplying $100 per share by the higher of the Wall Street Journal Prime Rate plus 1%,

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK (continued)

or 9%. In no event will the dividend rate be greater than 12% per annum. The dividend will be payable monthly in arrears in cash on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first day of that month. In the event the Company does not pay the Series B preferred dividends when due, the conversion price of the Series B preferred shares will be reduced to 85% of the otherwise applicable conversion price.

If the Company draws any proceeds from the Company’s equity line of credit facility with Fusion Capital, the purchasers may require the Company to use 25% of the gross proceeds received by the Company under such equity line to repurchase and redeem purchaser’s Series B Shares or Series B Preferred shares converted into Common Stock, as determined in the discretion of such purchaser. Series B Shares so redeemed shall be redeemed at $100 per share, plus accrued and unpaid dividends thereon, and shares of Common Stock so redeemed shall be redeemed at a price per share equal to the value weighted average closing price of the Company’s Common Stock over the immediately preceding five trading days, plus accrued and unpaid dividends thereon.

Until the earlier of (a) two (2) years after the closing date or (b) the date upon which all of the Series B Shares have been converted into Common Stock, the purchasers shall have a right of first refusal on any financing in which the Company is the issuer of debt or equity securities. If (a) the Company raises debt or equity financing during the right of first refusal period, (b) the Company’s Common Stock is trading below the conversion price of the Series B Shares at the time of such financing, and (c) the purchasers do not exercise their right of first refusal, then the Company shall, at the option of any purchaser, use 25% of the net proceeds from such financing to redeem such purchasers’ shares of Series B Preferred Stock or Common Stock, as determined by such purchaser. The redemption price shall be determined in the same manner as any redemption set forth in the preceding paragraph. In addition, if an event of default (as defined in the agreement) occurs, the conversion price of the Series B Shares (as set forth below) shall be reduced to 85% of the then applicable conversion price of such shares.

In addition, the purchasers also received warrants to acquire up to 10,500,000 shares of the Company’s common stock. The terms associated with the warrants are described in Note 6. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series B preferred stock shall be entitled to be paid second in priority to the Series I preferred stock holders out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series B convertible preferred stock held plus any declared but unpaid dividends. After such payment has been made in full, such holders of Series B convertible preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

Proceeds to the Company were $1,660,000 net of $40,000 of issuance costs, of which $925,326 was assigned to the 10,500,000 warrants issued utilizing the Black-Scholes option pricing model. The terms associated with the warrants are described in Note 6.

In connection with the issuance of the Series B preferred stock and warrants, the Company recorded $1,700,000 related to the beneficial conversion feature on the Series B preferred stock and fair value of the warrants as a deemed dividend. This deemed dividend increased the carrying value of the preferred stock. A beneficial conversion feature is present because the effective conversion price of the Series B preferred stock was less than the fair value of the common stock on the date of issuance. The beneficial conversion feature on the issuance of the Series B preferred stock was calculated as $1,244,076. However, because the combined value of the beneficial conversion feature plus the value of the warrants issued to the Series B preferred holders as calculated using the Black-Scholes pricing model exceeded the carrying value of the net proceeds received in the private placement, the deemed dividend recorded was limited to $1,700,000. The deemed dividend increased the loss applicable to common stockholders in the calculation of basic loss per common share.

6. WARRANTS

On January 24, 2006, the Company issued a warrant to purchase common stock (the “Warrant”) to Trilogy Capital Partners, Inc. (the “Holder”). Pursuant to the Warrant, the Holder is entitled to purchase from the Company up to 1,000,000 shares of the Company’s common stock, at an exercise price per share of $0.59. The Warrant shall expire and shall no longer be exercisable on the earlier of February 1, 2009 or any change of control of the Company. The Company granted piggyback registration rights to the Holder with respect to the Warrant and the shares exercisable thereunder. This warrant is subject to variable accounting and as a result, the Company recorded charges of $38,291 and $102,611 to selling, general and administrative expenses during the three and nine months ended August 31, 2006, respectively, based on the fair value of this warrant issued as determined by the Black-Scholes option pricing model.

On May 3, 2006, as consideration for entering into a Common Stock Purchase Agreement (see Note 4), the Company issued to Fusion Capital a warrant to purchase 1,572,327 shares of its common stock. Upon execution of an amended purchase agreement on October 5, 2006, this warrant issued to Fusion Capital was cancelled and returned to the Company.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. WARRANTS (continued)

On July 14, 2006, in connection with the private placement of the Series B convertible preferred stock the Company issued warrants to acquire up to 10,500,000 shares of the Company’s common stock at an exercise price of $0.35 per share. The warrants have a term of five years and expire on July 14, 2011.

On August 16, 2006, as consideration for a research report written about the Company, the Company issued to Crystal Research a warrant to purchase 200,000 shares of its common stock at an exercise price of $0.60 per share. The warrant has a term of four years. The Company recorded a charge of $21,236 to selling, general and administrative expense during the three months ended August 31, 2006, based on the fair value of this warrant issued as determined by the Black-Scholes option pricing model.

Changes during the nine months ended August 31, 2006 in warrants outstanding for the Company were as follows:

Warrants outstanding at November 30, 2005	12,110,546
Granted	13,272,326
Forfeited	(1,000,000)

Warrants outstanding at August 31, 2006	24,382,872

7. LICENSE AGREEMENTS

On December 1, 2005, the Company entered into a Research Agreement (the “Agreement”) with the Trustees of Columbia University (“Columbia”). Among other things, the Agreement provides for the investigation of a novel anti-apoptosis compound. The research project is designed to determine whether the compound can protect against Retinal Ganglion Cell (RGC) death in acute and chronic in vivo models of optic neuropathy. The research will be conducted in a Columbia laboratory under the direction of Dr. James Tsai, Associate Professor of Ophthalmology. The Company will provide financial support for the research during the two year term of the Agreement in an aggregate amount of at least approximately $310,000, subject to certain adjustments. The Company will also pay Columbia an additional $50,000 in consideration of Columbia’s grant to the Company of an option to enter into an exclusive worldwide license for any invention resulting from the research, subject to certain conditions. Subject to the Company’s option, Columbia will own any invention or research information that results from the research.

On December 31, 2005, the Company entered into a worldwide Exclusive License Agreement (the “License Agreement”) with Amarin Neuroscience Limited (“Amarin”). Among other things, the License Agreement provides that Amarin shall grant to the Company and its affiliates an exclusive worldwide license with respect to therapeutic or commercial uses of certain technology of Amarin, including LAX-202 (to be renamed MCT-125), and the Company shall develop and seek to commercialize products based on such technology. The initial technology to be developed is Amarin’s LAX-202, which is a potential treatment for fatigue in patients diagnosed with multiple sclerosis.

The agreement, which is for a term equal to the life of the patents licensed, required Multicell to make an initial non-refundable payment of $500,000 to Amarin in January 2006 in addition to a second non-refundable payment of $500,000 in May 2006. The first $500,000 payment has been capitalized in the Company’s balance sheet at August 31, 2006 and is included in license agreements and will be amortized on a straight-line basis over twenty years which is the estimated life of the license agreement. The second payment, which was originally to be made in May 2006 (see letter of agreement below adjusting the timing of this payment), will additionally be capitalized in the Company’s balance sheet and amortized on a straight-line basis over the remaining life of the license agreement. In addition, the parties shall have a four-year mutual option to exclusively negotiate with the other with respect to entering into a commercial agreement with respect to certain additional patents owned by Amarin related to the technology licensed to the Company. MultiCell will pay to Amarin (a) a one-time license fee, (b) milestone payments based on time, approval by the Food and Drug Administration of any products developed under the License Agreement, and sales by MultiCell of such products, and (c) royalty payments based on sales by MultiCell of any such products.

Amarin shall retain ownership of all licensed patent rights under the License Agreement. The License Agreement further includes customary provisions related to, among other things, indemnification, insurance, maintenance of patent rights, confidentiality, and arbitration.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. LICENSE AGREEMENTS (continued)

On June 28, 2006, the Company entered into a letter agreement with Amarin amending the timing of the second license payment to be made to Amarin as outlined in the original License Agreement. In that letter agreement, the parties agreed to extend the deadline for the Company to make its second licensing payment which was to be made in May 2006. Under the terms of the agreement, the original second payment due to Amarin will be split into three payments. The first payment of $100,000 was due and paid 10 days after the closing of a financing for the Company (closed on July 12, 2006), the second payment will be due within 30 days of the Company’s registration statement for an equity line being declared effective by the SEC and the final payment will be due October 31, 2006. In no event will the remaining payments be due after October 31, 2006. In the event that the Company defaults in making any of the required payments under the letter agreement, Amarin will have, at its option, the right to terminate the License Agreement by giving seven days prior written notice to MultiCell Technologies at any time. On October 17, 2006, the Company and Amarin Neuroscience have verbally agreed, subject to final documentation, that the remaining second and third milestone payments of $400,000 in the aggregate shall be rescheduled $100,000 shall be paid on October 31, 2006, and $300,000 shall be paid on December 15, 2006.

On February 1, 2006, the Company terminated the license agreement with XenoTech discussed in Note 1, due to the failure of XenoTech, with due notice, to cure various breaches within the time allotted by the license agreement, including the payment of minimum royalties to maintain exclusivity.

8. EMPLOYMENT AND SEPARATION AGREEMENTS FOR CORPORATE OFFICER AND DIRECTOR

The Company entered into an employment agreement with Gerard A. Wills, effective January 9, 2006, pursuant to which, Mr. Wills was appointed the Company’s new Chief Financial Officer. The employment of Janice DiPietro, Chief Financial Officer of the Company, was terminated effective as of January 9, 2006. Dr. DiPietro has entered into a consulting agreement with the Company. On September 28, 2006, the Company entered into a Separation Agreement and Release with Mr. Wills. The agreement provided for, among other things, (i) a cash payment representing all accrued wages and vacation time, (ii) the acceleration of vesting of Mr. Wills’ stock options so that Mr. Wills is 100% vested in all 300,000 stock options he owns, (iii) the execution of a Consulting Agreement under which Mr. Wills will continue to provide services to the Company at his current rate of pay through December 31, 2006, (iv) the resignation of Mr. Wills as the Chief Financial Officer of the Company, and (v) the execution by Mr. Wills of a general release of all claims, known and unknown, against the Company.

On July 25, 2006, the Company entered into a Separation Agreement and Release (the “Separation Agreement”) with Anthony Cataldo, a member of the Company’s Board of Directors and a consultant to the Company. The Separation Agreement provided for, among other things, (i) a cash payment to Mr. Cataldo of $15,000 for consulting fees due for work performed for the month of June 2006, (ii) cash reimbursement of Mr. Cataldo’s expenses incurred on behalf of the Company up to the effective date of the Separation Agreement, (iii) issuances of $45,000 worth of shares of common stock on each of July 1, 2006, October 1, 2006, January 1, 2007, April 1, 2007, July 1, 2007 and October 1, 2007, as determined by a formula based on the then current fair market value of such shares, (iv) issuance of $15,000 worth of shares of common stock on January 1, 2008, as determined by a formula based on the then current fair market value of such shares, (v) payment of director’s fees in shares of common stock due and not previously paid for attendance at board meetings up to the effective date of the Separation Agreement, (vi) amendment of a warrant to purchase common stock dated August 1, 2005 issued by the Company to Mr. Cataldo for 2,000,000 shares of the Company’s common stock to provide full vesting of 1,000,000 of such shares and the termination and cancellation of the right to purchase any of the remaining 1,000,000 shares, (vii) termination of the Company’s consulting agreement with Mr. Cataldo, (viii) execution by Mr. Cataldo of a general release of all claims, known and unknown, against the Company, and (ix) resignation by Mr. Cataldo as a director and consultant to the Company. The amended and restated warrant shall remain exercisable until July 31, 2010 and the exercise price per share shall remain at $1.40. In connection with the execution of the Separation Agreement, on August 1, 2006, the Company issued 158,333 shares of common stock at $0.36 per share (the closing price on that date) to Mr. Cataldo (see Note 4.) The total value of these shares was $57,000 and it was for the July 1, 2006 payment of $45,000 plus payment of $12,000 of director’s fees not previously paid. Additionally, the Company recorded an accrual of $240,000 (included in accounts payable and accrued expenses) which represents the Company’s liability for the quarterly issuances of $45,000 worth of common stock on each of October 1, 2006, January 1, 2007, April 1, 2007, July 1, 2007 and October 1, 2007, as determined by a formula based on the then current fair market value of such shares. The related expense related to the issuance of these shares and the liability recorded is included in selling, general and administrative expenses.

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. SUBSEQUENT EVENTS

On September 28, 2006, the Company entered into a Separation Agreement and Release with Gerard A. Wills, the Company’s Chief Financial Officer. The agreement provided for, among other things, (i) a cash payment representing all accrued wages and vacation time, (ii) the acceleration of vesting of Mr. Wills’ stock options so that Mr. Wills is 100% vested in all 300,000 stock options he owns, (iii) the execution of a Consulting Agreement under which Mr. Wills will continue to provide services to the Company at his current rate of pay through December 31, 2006, (iv) the resignation of Mr. Wills as the Chief Financial Officer of the Company, and (v) the execution by Mr. Wills of a general release of all claims, known and unknown, against the Company.

On October 5, 2006, the Company amended it common stock purchase agreement originally entered into on May 3, 2006, with Fusion Capital. Under the agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from the Company up to an aggregate amount of $8 million from time to time over a 25 month period. MultiCell has authorized 8,000,000 shares of its common stock for sale to Fusion Capital under the agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The Company does not have the right to commence any sales of its shares to Fusion Capital until the SEC has declared effective the registration statement. This registration statement was declared effective on October 20, 2006. After this declaration of effectiveness, the Company generally has the right but not the obligation from time to time to sell its shares to Fusion Capital in amounts between $50,000 and $1 million depending on certain conditions. The Company commenced the first sale of its shares to Fusion Capital on or about October 25, 2006. MultiCell has the right to control the timing and amount of any sales of its shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the Company’s shares without any fixed discount. Fusion Capital shall not have the right nor the obligation to purchase any shares of MultiCell’s common stock on any business day that the price of its common stock is below $0.20. The agreement may be terminated by MultiCell at any time at the Company’s discretion without any cost to the Company. We anticipate using the proceeds from this financing for general corporate purposes, including the advancement of MCT-125 in a pivotal Phase IIb/III clinical trial for the treatment of fatigue in Multiple Sclerosis, subject to the holders of our Series B Convertible Preferred Stock electing to require the Company to use 25% of the proceeds received by the Company under the common stock purchase agreement to repurchase and redeem their Series B preferred stock or common stock that such Series B preferred stock are convertible into.

As consideration for entering into the original transaction on May 3, 2006, MultiCell issued to Fusion Capital 1,572,327 shares of its common stock and warrants to purchase an additional 1,572,327 shares of its common stock at a price of $0.01 per share. Upon execution of the amended and restated purchase agreement on October 5, 2006, Fusion Capital retained the original 1,572,327 shares of common stock and returned the warrant to the Company.

On October 17, 2006, Monarch Pointe Fund, Ltd. and Mercator Momentum Fund III, L.P. exercised their right for redemption of their Series B Convertible Preferred Stock using the proceeds to be received by us under the Fusion Capital common stock purchase agreement.

On October 17, 2006, the Company and Amarin Neuroscience have verbally agreed, subject to final documentation, that the remaining second and third milestone payments of $400,000 in the aggregate, under our Worldwide Exclusive License Agreement with Amarin Neuroscience that was due on October 31, 2006, shall be rescheduled. $100,000 shall be paid on October 31, 2006, and $300,000 shall be paid on December 15, 2006.

On October 24, 2006, Pentagon Special Purpose Fund Ltd and Asset Managers International Ltd, the other Series B Preferred Shareholders of the Company, exercised their right for redemption of their Series B Convertible Preferred Stock using the proceeds to be received by us under the Fusion Capital common stock purchase agreement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Common Stock

PROSPECTUS

Dated October 25, 2006